UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 29, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Second Quarter 2016 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Second quarter 2016  report

Corporate calendar UBS Group AG

Publication of the third quarter 2016 report:                         Tuesday, 1 November 2016
Publication of the fourth quarter 2016 earnings release:        Tuesday, 31 January 2017
Publication of the Annual Report 2016:                               Friday, 10 March 2017

1.	UBS Group
4	Recent developments
6	Group performance

2.	UBS business divisions and Corporate Center
18	Wealth Management
22	Wealth Management Americas
27	Personal & Corporate Banking
30	Asset Management
34	Investment Bank
38	Corporate Center

3.	Risk, treasury and capital management
49	Risk management and control
53	Balance sheet, liquidity and funding management
58	Capital management
74	UBS shares

4.	Consolidated financial statements
77	UBS Group AG interim consolidated financial statements (unaudited)
121	UBS AG interim consolidated financial information (unaudited)

5.	Legal entity financial and regulatory information
127	UBS Group AG
128	UBS AG
132	UBS Switzerland AG
136	UBS Limited

Appendix

139	Abbreviations frequently used in our financial reports
141	Information sources
142	Cautionary statement

Corporate calendar UBS AG*

Publication of the second quarter 2016 report:                     Thursday, 4 August 2016

* Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries.
Zurich +41-44-234 1111
London +44-20-7567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Singapore.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary Office,
is responsible for the registration of the
global registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www-us.computershare.com/investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside
the US +1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English | SAP-No. 80834E-1602

© UBS 2016. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

Second quarter 2016 report

UBS Group key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.16	31.3.16	31.12.15	30.6.15	30.6.16	30.6.15

Group results
Operating income	7,404	6,833	6,775	7,818	14,237	16,659
Operating expenses	5,915	5,855	6,541	6,059	11,770	12,193
Operating profit / (loss) before tax	1,489	978	234	1,759	2,467	4,467
Net profit / (loss) attributable to UBS Group AG shareholders	1,034	707	949	1,209	1,741	3,186
Diluted earnings per share (CHF)¹	0.27	0.18	0.25	0.32	0.45	0.85

Key performance indicators²
Profitability
Return on tangible equity (%)	8.9	6.0	8.1	11.0	7.4	14.4
Return on assets, gross (%)	3.0	2.9	2.8	3.1	2.9	3.2
Cost / income ratio (%)	79.8	85.7	95.7	77.4	82.6	73.1
Growth
Net profit growth (%)	(14.5)	(64.2)	10.6	52.7	(45.4)	72.6
Net new money growth for combined wealth management businesses (%)³	1.7	5.9	2.9	1.5	3.8	2.6
Resources
Common equity tier 1 capital ratio (fully applied, %)⁴	14.2	14.0	14.5	14.4	14.2	14.4
Leverage ratio (phase-in, %)⁵	6.0	6.0	6.2	5.4	6.0	5.4

Additional information
Profitability
Return on equity (RoE) (%)	7.7	5.1	6.9	9.4	6.4	12.4
Return on risk-weighted assets, gross (%)⁶	13.9	13.0	12.9	14.7	13.4	15.5
Resources
Total assets	989,397	966,873	942,819	950,168	989,397	950,168
Equity attributable to UBS Group AG shareholders	52,876	54,845	55,313	50,211	52,876	50,211
Common equity tier 1 capital (fully applied)⁴	30,264	29,853	30,044	30,265	30,264	30,265
Common equity tier 1 capital (phase-in)⁴	37,064	36,580	40,378	38,706	37,064	38,706
Risk-weighted assets (fully applied)⁴	213,840	213,558	207,530	209,777	213,840	209,777
Common equity tier 1 capital ratio (phase-in, %)⁴	17.1	16.9	19.0	18.2	17.1	18.2
Total capital ratio (fully applied, %)⁴	23.1	22.7	22.9	21.2	23.1	21.2
Total capital ratio (phase-in, %)⁴	25.4	25.7	26.8	25.0	25.4	25.0
Leverage ratio (fully applied, %)⁵	5.5	5.4	5.3	4.7	5.5	4.7
Leverage ratio denominator (fully applied)⁵	898,195	905,801	897,607	944,422	898,195	944,422
Liquidity coverage ratio (%)⁷	133	134	124	114	133	114
Other
Invested assets (CHF billion)⁸	2,677	2,618	2,689	2,628	2,677	2,628
Personnel (full-time equivalents)	60,093	60,547	60,099	59,648	60,093	59,648
Market capitalization⁹	48,398	59,638	75,147	74,547	48,398	74,547
Total book value per share (CHF)⁹	14.27	14.74	14.75	13.71	14.27	13.71
Tangible book value per share (CHF)⁹	12.54	13.04	13.00	12.04	12.54	12.04

1 Refer to "Note 9 Earnings per share (EPS) and shares outstanding" in the "Consolidated financial statements" section of this report for more information.    2 Refer to the "Measurement of performance" section of our Annual Report 2015 and to the “Recent developments” section of this report for the definitions of our key performance indicators.    3 Based on adjusted net new money which excludes the negative effect on net new money of CHF 6.6 billion in Wealth Management from our balance sheet and capital optimization program in the second quarter of 2015.    4 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of this report for more information.    5 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    6 Based on fully applied risk-weighted assets.    7 Refer to the "Balance sheet, liquidity and funding management" section of this report for more information. Figures represent a 3-month average. The second, third and fourth quarter 2015 liquidity coverage ratios were adjusted from 121% to 114%, 127% to 121% and 128% to 124%, respectively.    8 Includes invested assets for Personal & Corporate Banking.    9 Refer to the "UBS shares" section of this report for more information.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG (consolidated),” “Group,” “the Group,” “we,” “us” and “our”      UBS Group AG and its consolidated subsidiaries

“UBS AG (consolidated)”                                                   UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG (standalone)”          UBS Group AG on a standalone basis

“UBS AG” and “UBS AG (standalone)”                              UBS AG on a standalone basis

“UBS Switzerland AG”                                                       UBS Switzerland AG on a standalone basis

“UBS Limited”                                                                   UBS Limited on a standalone basis

Recent developments

Recent developments

Financial reporting and accounting changes

Structure and scope of our quarterly report

In line with our financial disclosure principles, we continuously evaluate the effectiveness and utility of our disclosures. As a result of this ongoing evaluation, we have removed certain repetitive content from our interim reports and, where appropriate, provide references to other information sources, such as other sections within the same report or previous quarterly or annual reports. In addition, we have made certain other changes that we believe further improve the quality of our interim reports. These include:

–   The "Risk management and control" section has been shortened and focuses on key developments during the reporting period.

–   The former "Balance sheet" and "Liquidity and funding" sections have been merged into one section called "Balance sheet, liquidity and funding management," which also focuses on key developments during the reporting period.

–   In the "Group performance" section, the regional performance information has been removed.

–   The reporting tables in the "UBS business divisions and Corporate Center" section now include key performance indicator information on an adjusted basis.

→   Refer to the "Corporate governance" section of our Annual Report 2015 for more information on our financial disclosure principles

Comparative periods for management discussion and analysis

From the second quarter of 2016 onward, our commentary on quarterly results is based on a comparison with the results of the same quarter in the prior year. Previously, the comparative period was the immediately preceding quarter. Comparing our quarterly results with the results of the same quarter in the prior year reflects that our main businesses may show seasonal patterns and is aligned with peer practice. Consequently, the calculation of profit growth key performance indicators is now also based on a comparison with the same quarter in the prior year. This change does not affect any of our tabular disclosures and we also continue to provide commentary based on a comparison of the year-to-date period with the same year-to-date period in the prior year. Commentary on period-end risk, balance sheet, capital and other resource metrics continues to be based on a comparison with the prior quarter-end.

Other financial reporting and accounting changes

Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on changes to the treatment of interest rate swaps traded with the London Clearing House and the derecognition of exchange-traded derivative client cash balances from the balance sheet.

Regulatory and legal developments

Revised requirements for Swiss systemically relevant banks effective 1 July 2016

In May 2016, the Swiss Federal Council adopted amendments to the too big to fail (TBTF) provisions, based on the cornerstones announced by the Swiss Federal Council in October 2015. The revised Capital Adequacy Ordinance forms the basis of a revised Swiss SRB framework, which became effective on 1 July 2016.

→   Refer to the "Capital management" section of this report for more information on the impact of the revised Swiss SRB requirements

Swiss corporate tax reform III

In June 2016, the Swiss Parliament approved legislation to reform the Swiss corporate tax code. The reform aims to align the individual cantonal corporate tax regimes with international standards, which would involve the elimination of reduced holding company tax rates and other corporate tax privileges. The new federal law is expected to become effective as of January 2017 and be fully implemented in 2019, following a transitional period for cantons to adjust their tax legislation. A referendum on the law would delay the effective date by approximately one year.

The cantons will be required to implement the revised tax laws. To mitigate the impact on corporate tax burden, the federal law provides a set of optional and mandatory measures for the cantons. In their legislative process, the cantons will then decide which of these measures they will implement.

The impact on UBS can only be assessed once there is more clarity on the measures that will be implemented on a cantonal level.

US incentive  compensation regulation

In May 2016, US federal financial regulators, including the Board of Governors of the Federal Reserve System, jointly proposed regulations that would, among other things, (i) prescribe mandatory deferral amounts and periods for incentive compensation based on the size of the financial institution and (ii) require downward adjustment, forfeiture and/or clawback of incentive compensation in certain circumstances. The proposal would apply to incentive compensation plans of our principal operating entities in the US and would prescribe specific deferral and forfeiture requirements for executive officers, highly compensated employees and significant risk takers as defined in the proposal.

If implemented as proposed, these regulations would require changes to our incentive compensation programs for employees.

UK referendum on EU membership

A referendum on the UK’s membership in the EU was held on 23 June 2016 with the majority voting for the UK's exit from the EU. It is currently expected that the UK government will exercise its right under Article 50 of the Lisbon Treaty to leave the EU. The timing and the manner of the UK’s withdrawal from the EU and the terms of any successor arrangements between the UK and the EU are currently unknown and may not become clear in the short term. We maintain significant operations in the UK. Limitations on providing financial services into the EU from our UK operations that could arise following the UK's exit from the EU could require us to make potentially significant changes to our operations in the UK and our legal structure.

Designation of UBS Americas Holding LLC as our intermediate holding company

We have designated UBS Americas Holding LLC as the intermediate holding company for our US subsidiaries as required under the enhanced prudential standards regulations pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). UBS Americas Holding LLC holds all of our US subsidiaries and is subject to US capital requirements, governance requirements and other prudential regulation. It will be subject to the US Comprehensive Capital Analysis and Review (CCAR) process beginning in 2017.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Net interest income	1,164	1,712	1,490	(32)	(22)	2,876	3,127
Credit loss (expense) / recovery	(7)	(3)	(13)	133	(46)	(9)	(29)
Net interest income after credit loss expense	1,158	1,709	1,478	(32)	(22)	2,867	3,098
Net fee and commission income	4,087	4,093	4,409	0	(7)	8,180	8,810
Net trading income	1,891	1,013	1,647	87	15	2,904	3,781
of which: net trading income excluding own credit	1,891	1,013	1,387	87	36	2,904	3,296
of which: own credit on financial liabilities designated at fair value			259				486
Other income	269	17	285		(6)	286	970
Total operating income	7,404	6,833	7,818	8	(5)	14,237	16,659
of which: net interest and trading income	3,055	2,725	3,137	12	(3)	5,780	6,909
Personnel expenses	3,985	3,924	4,124	2	(3)	7,910	8,297
General and administrative expenses	1,666	1,664	1,695	0	(2)	3,330	3,408
Depreciation and impairment of property, equipment and software	240	243	209	(1)	15	483	429
Amortization and impairment of intangible assets	24	23	30	4	(20)	47	58
Total operating expenses	5,915	5,855	6,059	1	(2)	11,770	12,193
Operating profit / (loss) before tax	1,489	978	1,759	52	(15)	2,467	4,467
Tax expense / (benefit)	376	270	443	39	(15)	646	1,113
Net profit / (loss)	1,113	708	1,316	57	(15)	1,820	3,354
Net profit / (loss) attributable to non-controlling interests	79	0	106		(25)	79	168
Net profit / (loss) attributable to UBS Group AG shareholders	1,034	707	1,209	46	(14)	1,741	3,186

Comprehensive income
Total comprehensive income	1,558	349	(584)	346		1,907	1,142
Total comprehensive income attributable to non-controlling interests	407	(50)	11			357	(71)
Total comprehensive income attributable to UBS Group AG shareholders	1,151	399	(595)	188		1,550	1,213

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	For the quarter ended 30.6.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,815	1,879	1,085	483	2,000	78	45	19	7,404
of which: gain on sale of investment in Visa Europe	21		102						123
of which: gains on sales of real estate						120			120
of which: net foreign currency translation losses⁴							(26)		(26)
of which: losses on sales of subsidiaries and businesses	(23)								(23)
Operating income (adjusted)	1,817	1,879	983	483	2,000	(42)	71	19	7,210

Operating expenses as reported	1,297	1,643	551	369	1,716	190	2	148	5,915
of which: personnel-related restructuring expenses⁵	7	5	1	4	37	139	0	0	192
of which: non-personnel-related restructuring expenses⁵	6	0	0	6	4	168	0	0	185
of which: restructuring expenses allocated from CC Services⁵	73	33	30	24	122	(287)	0	5	0
Operating expenses (adjusted)	1,211	1,605	520	335	1,553	170	2	143	5,538
of which: expenses for provisions for litigation, regulatory and similar matters	9	16	0	(5)	26	2	0	23	72

Operating profit / (loss) before tax as reported	518	237	534	114	284	(113)	44	(129)	1,489
Operating profit / (loss) before tax (adjusted)	606	275	463	148	447	(213)	70	(124)	1,672

	For the quarter ended 31.3.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,885	1,889	963	468	1,879	(55)	(150)	(47)	6,833
of which: net foreign currency translation losses⁴							(123)		(123)
Operating income (adjusted)	1,885	1,889	963	468	1,879	(55)	(27)	(47)	6,956

Operating expenses as reported	1,327	1,678	564	378	1,625	148	(2)	135	5,855
of which: personnel-related restructuring expenses⁵	2	0	0	1	17	107	0	1	128
of which: non-personnel-related restructuring expenses⁵	14	0	0	2	2	118	0	0	137
of which: restructuring expenses allocated from CC Services⁵	62	33	23	17	97	(233)	0	1	0
Operating expenses (adjusted)	1,248	1,645	541	358	1,508	156	(2)	133	5,590
of which: expenses for provisions for litigation, regulatory and similar matters	0	18	(1)	0	(1)	0	0	23	39

Operating profit / (loss) before tax as reported	557	211	399	90	253	(203)	(148)	(183)	978
Operating profit / (loss) before tax (adjusted)	636	244	422	110	370	(211)	(25)	(181)	1,366

Group performance

Performance by business division and Corporate Center unit – reported and adjusted¹˒² (continued)
	For the quarter ended 30.6.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,080	1,823	952	476	2,355	(41)	138	35	7,818
of which: own credit on financial liabilities designated at fair value							259		259
of which: gains on sales of subsidiaries and businesses	56								56
of which: gain on a further partial sale of investment in Markit					11				11
Operating income (adjusted)	2,024	1,823	952	476	2,344	(41)	(121)	35	7,492

Operating expenses as reported	1,324	1,631	555	346	1,804	212	7	180	6,059
of which: personnel-related restructuring expenses⁵	18	0	0	0	0	85	0	7	110
of which: non-personnel-related restructuring expenses⁵	10	0	0	0	1	70	0	0	81
of which: restructuring expenses allocated from CC Services⁵	41	24	16	4	65	(155)	0	6	0
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	1,255	1,607	538	342	1,727	212	7	167	5,857
of which: expenses for provisions for litigation, regulatory and similar matters	10	51	0	0	(12)	0	0	23	71

Operating profit / (loss) before tax as reported	756	191	397	130	551	(253)	132	(145)	1,759
Operating profit / (loss) before tax (adjusted)	769	215	414	134	617	(253)	(127)	(132)	1,635

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Related to the disposal of foreign subsidiaries and branches.    5 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	Year-to-date 30.6.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,700	3,769	2,048	951	3,879	23	(104)	(29)	14,237
of which: gain on sale of investment in Visa Europe	21		102						123
of which: gains on sales of real estate						120			120
of which: net foreign currency translation losses⁴							(149)		(149)
of which: losses on sales of subsidiaries and businesses	(23)								(23)
Operating income (adjusted)	3,702	3,769	1,946	951	3,879	(97)	45	(29)	14,166

Operating expenses as reported	2,624	3,320	1,115	747	3,342	338	0	283	11,770
of which: personnel-related restructuring expenses⁵	9	5	1	5	54	245	0	1	320
of which: non-personnel-related restructuring expenses⁵	20	0	0	8	6	287	0	0	322
of which: restructuring expenses allocated from CC Services⁵	135	66	54	41	220	(520)	0	6	0
Operating expenses (adjusted)	2,459	3,249	1,060	693	3,062	325	0	277	11,128
of which: expenses for provisions for litigation, regulatory and similar matters	9	34	(1)	(5)	26	2	0	46	111

Operating profit / (loss) before tax as reported	1,076	448	933	204	537	(315)	(104)	(312)	2,467
Operating profit / (loss) before tax (adjusted)	1,243	519	886	258	817	(422)	45	(306)	3,038

	Year-to-date 30.6.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	4,327	3,624	1,931	987	5,012	333	451	(6)	16,659
of which: own credit on financial liabilities designated at fair value							486		486
of which: gains on sales of real estate						378			378
of which: gains on sales of subsidiaries and businesses	197								197
of which: gain on a further partial sale of investment in Markit					11				11
Operating income (adjusted)	4,130	3,624	1,931	987	5,001	(45)	(35)	(6)	15,587

Operating expenses as reported	2,621	3,179	1,106	688	3,695	549	2	351	12,193
of which: personnel-related restructuring expenses⁵	21	0	1	0	2	146	0	8	178
of which: non-personnel-related restructuring expenses⁵	14	0	0	0	3	300	0	0	318
of which: restructuring expenses allocated from CC Services⁵	80	48	32	21	131	(328)	0	16	0
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	2,506	3,131	1,073	666	3,548	431	2	327	11,686
of which: expenses for provisions for litigation, regulatory and similar matters	25	66	(2)	0	(3)	8	0	35	130

Operating profit / (loss) before tax as reported	1,707	445	824	299	1,317	(217)	449	(357)	4,467
Operating profit / (loss) before tax (adjusted)	1,625	493	857	321	1,453	(477)	(37)	(333)	3,902

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Related to the disposal of foreign subsidiaries and branches.    5 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.

Group performance

Results: 2Q16 vs 2Q15

We recorded a profit before tax of CHF 1,489 million compared with CHF 1,759 million. Operating income decreased by CHF 414 million, mainly reflecting CHF 322 million lower net fee and commission income and an CHF 82 million decrease in combined net interest and trading income. Operating expenses decreased by CHF 144 million, largely due to CHF 139 million lower personnel expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the second quarter of 2016, we excluded a gain of CHF 123 million on the sale of our investment in Visa Europe, gains on sales of real estate in Switzerland of CHF 120 million, net foreign currency translation losses of CHF 26 million, a loss of CHF 23 million on the sale of a subsidiary and net restructuring expenses of CHF 377 million. For the second quarter of 2015, we excluded an own credit gain of CHF 259 million, a gain of CHF 56 million on the sale of a business, a gain from a further partial sale of our investment in Markit of CHF 11 million, as well as net restructuring expenses of CHF 191 million and an impairment of an intangible asset of CHF 11 million.

On this adjusted basis, profit before tax was CHF 1,672 million compared with CHF 1,635 million in the same quarter a year earlier, mainly due to CHF 221 million lower personnel expenses and an increase in combined net interest and trading income of CHF 177 million, partly offset by a decline of CHF 322 million in net fee and commission income.

Due to our ongoing efforts to optimize our legal entity structure, we anticipate that further foreign currency translation gains and losses previously booked directly into equity through other comprehensive income will be released into profit and loss due to the disposal of foreign branches and subsidiaries. These net gains and losses will be treated as adjusting items and recorded in Corporate Center – Group Asset and Liability Management (Group ALM). The release of foreign currency translation gains and losses from equity to profit and loss does not affect shareholders’ equity or regulatory capital. Foreign currency translation gains and losses are not released into profit and loss until a disposition, liquidation or closure of the relevant entity or branch is completed, which, in many cases, is subject to regulatory approvals, cessation of business, transfer of client assets or resolution of claims. We currently expect that any foreign currency translation gains or losses we record in the third quarter of 2016 will not be material. Additionally, we may generate around CHF 150 million in foreign currency translation losses in the fourth quarter of 2016, but, as discussed above, the timing of recognition is subject to significant uncertainty and these losses may be recognized in a different period than currently anticipated.

Operating income: 2Q16 vs 2Q15

Total operating income was CHF 7,404 million compared with CHF 7,818 million. On an adjusted basis, total operating income decreased by CHF 282 million to CHF 7,210 million, mainly reflecting a decrease of CHF 322 million in net fee and commission income and CHF 143 million lower other income, partly offset by an increase of CHF 177 million in combined net interest and trading income.

Net interest and trading income
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Net interest and trading income
Net interest income	1,164	1,712	1,490	(32)	(22)	2,876	3,127
Net trading income	1,891	1,013	1,647	87	15	2,904	3,781
Total net interest and trading income	3,055	2,725	3,137	12	(3)	5,780	6,909
Wealth Management	736	750	711	(2)	4	1,486	1,517
Wealth Management Americas	446	439	375	2	19	885	732
Personal & Corporate Banking	643	643	628	0	2	1,286	1,315
Asset Management	(1)	(8)	(2)	(88)	(50)	(9)	(8)
Investment Bank	1,171	1,021	1,341	15	(13)	2,192	3,058
of which: Corporate Client Solutions	251	120	212	109	18	371	486
of which: Investor Client Services	920	901	1,128	2	(18)	1,820	2,572
Corporate Center	61	(120)	84		(27)	(59)	294
of which: Services	(13)	(9)	(11)	44	18	(22)	14
of which: Group ALM	58	(68)	130		(55)	(10)	397
of which: own credit on financial liabilities designated at fair value			259				486
of which: Non-core and Legacy Portfolio	16	(43)	(34)			(27)	(118)
Total net interest and trading income	3,055	2,725	3,137	12	(3)	5,780	6,909

Net interest and trading income

Total combined net interest and trading income decreased by CHF 82 million to CHF 3,055 million. Excluding the own credit gain of CHF 259 million in the second quarter of 2015, net interest and trading income increased by CHF 177 million.

In Wealth Management, net interest and trading income increased by CHF 25 million to CHF 736 million, mainly due to higher deposit revenues, partly offset by lower allocations from Group ALM.

Wealth Management Americas net interest and trading income was CHF 71 million higher, primarily due to an increase in loan and deposit balances as well as higher interest rates.

In the Investment Bank, net interest and trading income decreased by CHF 170 million to CHF 1,171 million, primarily due to a reduction in Equities revenues, with lower revenues across all products, particularly in Asia Pacific, partly offset by higher Cash and Financing Services revenues in the Americas.

Group ALM net interest and trading income, excluding the effect of own credit, increased by CHF 187 million, mainly due to accounting asymmetries related to economic hedges and net gains related to hedge accounting ineffectiveness.

In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income improved by CHF 50 million, mainly due to valuation gains on financial assets designated at fair value and other fair value gains due to market movements.

→   Refer to “Note 3 Net interest and trading income” in the “Consolidated financial statements” section of this report for more information

Net fee and commission income

Net fee and commission income was CHF 4,087 million compared with CHF 4,409 million.

Investment fund fees decreased by CHF 137 million to CHF 779 million, mainly in Wealth Management.

Underwriting fees declined by CHF 103 million to CHF 282 million due to lower equity underwriting revenues.

Net brokerage fees decreased by CHF 98 million to CHF 687 million, primarily in the Investment Bank and in Wealth Management, predominantly driven by reduced client activity due to persistent market uncertainty.

→   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Group performance

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Wealth Management	(1)	0	(1)		0	(1)	0
Wealth Management Americas	(1)	(1)	0	0		(2)	0
Personal & Corporate Banking	2	0	(4)			2	(25)
Investment Bank	(6)	2	(8)		(25)	(5)	(6)
Corporate Center	0	(3)	0	(100)		(3)	2
of which: Non-core and Legacy Portfolio	0	(3)	0	(100)		(3)	2
Total	(7)	(3)	(13)	133	(46)	(9)	(29)

Other income

Other income was CHF 269 million compared with CHF 285 million. The second quarter of 2016 included a gain of CHF 123 million on the sale of our investment in Visa Europe, gains on sales of real estate in Switzerland of CHF 120 million, net foreign currency translation losses of CHF 26 million and a loss of CHF 23 million on the sale of a subsidiary. The same quarter a year earlier included a gain of CHF 56 million on the sale of a business and a gain of CHF 11 million from a further partial sale of our investment in Markit.

Excluding these items, adjusted other income decreased by CHF 143 million to CHF 75 million, mainly as the second quarter of 2015 included a gain of CHF 57 million related to the settlement of two litigation claims in Corporate Center – Non-core and Legacy Portfolio, and due to lower gains on sale of available-for-sale financial assets.

→   Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

Operating expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Operating expenses as reported
Personnel expenses	3,985	3,924	4,124	2	(3)	7,910	8,297
General and administrative expenses	1,666	1,664	1,695	0	(2)	3,330	3,408
Depreciation and impairment of property, equipment and software	240	243	209	(1)	15	483	429
Amortization and impairment of intangible assets	24	23	30	4	(20)	47	58
Total operating expenses as reported	5,915	5,855	6,059	1	(2)	11,770	12,193

Adjusting items
Personnel expenses¹	192	128	110	50	75	320	178
General and administrative expenses¹	185	136	80	36	131	322	306
Depreciation and impairment of property, equipment and software¹	0	1	1	(100)	(100)	0	11
Impairment of intangible assets			11		(100)		11
Total adjusting items	377	265	202	42	87	642	506

Operating expenses (adjusted)²
Personnel expenses	3,793	3,796	4,014	0	(6)	7,590	8,119
of which: salaries and variable compensation	2,330	2,245	2,487	4	(6)	4,575	5,044
of which: Wealth Management Americas Financial advisor compensation³	911	909	878	0	4	1,820	1,748
of which: other personnel expenses⁴	552	642	649	(14)	(15)	1,194	1,327
General and administrative expenses	1,481	1,528	1,615	(3)	(8)	3,008	3,102
of which: expenses for provisions for litigation, regulatory and similar matters	72	39	71	85	1	111	130
of which: other general and administrative expenses	1,409	1,488	1,544	(5)	(9)	2,897	2,973
Depreciation and impairment of property, equipment and software	240	242	208	(1)	15	483	418
Amortization and impairment of intangible assets	24	23	19	4	26	47	47
Total operating expenses (adjusted)	5,538	5,590	5,857	(1)	(5)	11,128	11,686

1 Represents restructuring expenses. Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    4 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to "Note 6 Personnel expenses" in the "Consolidated financial statements" section of this report for more information.

Operating expenses: 2Q16 vs 2Q15

Total operating expenses decreased by CHF 144 million to CHF 5,915 million. Net restructuring expenses were CHF 377 million compared with CHF 191 million. Personnel-related restructuring expenses increased by CHF 82 million to CHF 192 million, and non-personnel-related restructuring expenses increased by CHF 104 million to CHF 185 million, driven by continued near- and offshoring initiatives and by IT platform optimization costs within Group Technology.

Excluding net restructuring expenses and an impairment of an intangible asset of CHF 11 million in the second quarter of 2015, adjusted total operating expenses decreased by CHF 319 million to CHF 5,538 million.

→   Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information on restructuring expenses

Personnel expenses

Personnel expenses decreased by CHF 139 million to CHF 3,985 million. On an adjusted basis, excluding net restructuring expenses, personnel expenses declined by CHF 221 million to CHF 3,793 million.

Adjusted expenses for salaries and variable compensation, excluding the effect of restructuring, decreased by CHF 157 million to CHF 2,330 million, mainly reflecting lower expenses for variable compensation.

Other personnel expenses decreased by CHF 97 million to CHF 552 million on an adjusted basis, primarily due to lower social security expenses and a decline in expenses for pension and other post-employment benefit plans, primarily related to lower net periodic pension costs for our Swiss pension plan, reflecting the effect of changes to demographic and financial assumptions.

→   Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 29 million to CHF 1,666 million. On an adjusted basis, excluding net restructuring expenses, general and administrative expenses decreased by CHF 134 million, largely due to CHF 68 million lower expenses for outsourcing of IT and other services, and CHF 34 million lower occupancy costs. Net expenses for provisions for litigation, regulatory and similar matters were broadly unchanged at CHF 72 million.

At this point in time, we believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition, are extremely difficult to predict.

→   Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors”  section of our Annual Report 2015 for more information

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software was CHF 240 million compared with CHF 209 million, mainly reflecting higher depreciation expenses related to internally generated capitalized software.

Group performance

Tax: 2Q16 vs 2Q15

We recognized a net income tax expense of CHF 376 million compared with CHF 443 million.

The current tax expense was CHF 227 million compared with CHF 247 million and related to taxable profits of UBS Switzerland AG and other subsidiaries. Deferred tax expenses were CHF 149 million compared with CHF 196 million and mainly related to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

We expect the full year 2016 effective tax rate, excluding any effects on the tax rate from the reassessment of deferred tax assets, to be similar to the effective tax rate of 26% for the first half of 2016.

In March 2016, the UK government announced a proposed change in law which would reduce the proportion of banks’ annual taxable profits that can be offset by UK tax losses carried forward from 50% to 25% with effect from 1 April 2016. The UK government also proposed to reduce the UK corporate income tax rate from 18% to 17% with effect from 1 April 2020. To the extent that these changes are enacted in the second half of 2016, we would expect to incur a reduction in recognized UK deferred tax assets of approximately CHF 110 million.

→   Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information

Total comprehensive income attributable to UBS Group AG shareholders: 2Q16 vs 2Q15

Total comprehensive income attributable to UBS Group AG shareholders was positive CHF 1,151 million compared with negative CHF 595 million. Net profit attributable to UBS Group AG shareholders was CHF 1,034 million compared with CHF 1,209 million. Other comprehensive income (OCI) attributable to UBS Group AG shareholders was positive CHF 117 million compared with negative CHF 1,805 million.

In the second  quarter of 2016, foreign currency translation OCI was CHF 334 million, primarily resulting from the strengthening of the US dollar against the Swiss franc, and the reclassification of net losses totaling CHF 26 million to the income statement. OCI related to foreign currency translation in the same quarter last year was negative CHF 727 million.

OCI related to cash flow hedges was CHF 181 million, mainly reflecting unrealized gains on hedging derivatives resulting from decreases in long-term interest rates across all major currencies. In the second quarter of 2015, OCI related to cash flow hedges was negative CHF 532 million.

Defined benefit plan OCI was negative CHF 202 million compared with negative CHF 402 million. We recorded net pre-tax OCI losses of CHF 255 million related to our non-Swiss pension plans, mainly due to net increases in defined benefit obligations resulting from declines in applicable discount rates, partly offset by gains following increases in the fair value of underlying plan assets. Net pre-tax OCI related to the Swiss pension plan was positive CHF 57 million, as an OCI loss of CHF 625 million related to an increase in the defined benefit obligation, primarily reflecting a decline in the applicable discount rate, was more than offset by an OCI gain of CHF 388 million from the reversal of the excess of the pension surplus over the estimated future economic benefit and an OCI gain of CHF 293 million due to an increase in the fair value of the underlying plan assets.

OCI related to own credit on financial liabilities designated at fair value was negative CHF 157 million in the second quarter of 2016, mainly reflecting a tightening of credit spreads.

OCI associated with financial assets classified as available for sale was negative CHF 39 million compared with negative CHF 143 million, and mainly related to net gains that were reclassified from OCI to the income statement upon sale of investments, predominantly reflecting the gain on the sale of our investment in Visa Europe. This was partly offset by net unrealized gains following declines in long-term interest rates.

→   Refer to the “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 28 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2015 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 30 June 2016, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.6 billion in Wealth Management, Wealth Management Americas and Personal & Corporate Banking. Of this increase, approximately CHF 0.5 billion would result from changes in US dollar interest rates. Including the estimated impact related to pension fund assets and liabilities, the immediate effect of such a shift on shareholders’ equity would be an estimated decrease of approximately CHF 1.9 billion recognized in OCI, of which approximately CHF 1.4 billion would result from changes in US dollar interest rates. Since the majority of this negative OCI impact on shareholders’ equity is related to cash flow hedges, and this is not recognized for the purposes of calculating regulatory capital, the immediate impact on regulatory capital would be an increase of approximately CHF 0.2 billion. The above estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and available-for-sale portfolios. The estimates further assume a static balance sheet and constant foreign exchange rates.

Net profit attributable to non-controlling interests: 2Q16 vs 2Q15

Net profit attributable to non-controlling interests was CHF 79 million compared with CHF 106 million. In the second quarter of 2016, dividends of CHF 79 million were paid to preferred noteholders for which no accrual was required to be established in a prior period.

For the remainder of 2016, we currently do not expect to attribute further net profit to non-controlling interests. For 2017, we currently expect to attribute approximately CHF 70 million, all in the second quarter, and for 2018, we expect to attribute less than CHF 10 million.

Key figures and personnel

Cost / income ratio: 2Q16 vs 2Q15

The cost / income ratio was 79.8% compared with 77.4%. On an adjusted basis, the cost / income ratio was 76.7% compared with 78.0%.

Return on tangible equity: 2Q16 vs 2Q15

The annualized return on tangible equity (RoTE) was 8.9% compared with 11.0%. On an adjusted basis, the annualized RoTE was 10.1% compared with 9.6%.

In light of current market conditions and continued macroeconomic and regulatory uncertainty, we are no longer providing expectations for annual adjusted return on tangible equity or adjusted cost / income ratio in the near term. We continue to expect to achieve our targeted adjusted return on tangible equity of greater than 15% and our targeted adjusted cost / income ratio in a normalized environment.

Common equity tier 1 capital ratio: 2Q16 vs 1Q16

Our fully applied CET1 capital ratio increased 0.2 percentage points to 14.2%, reflecting a CHF 0.4 billion increase in CET1 capital, mainly resulting from the second quarter profit before tax and foreign currency translation effects, partly offset by accruals for capital returns to shareholders and effects from defined benefit plans and current tax.

→   Refer to the “Capital management” section of this report for more information

Risk-weighted assets: 2Q16 vs 1Q16

Risk-weighted assets (RWA) were broadly unchanged at CHF 214 billion on a fully applied basis, below our short- to medium-term expectation of around CHF 250 billion. Credit risk RWA increased by CHF 1 billion, mainly due to regulatory add-ons and foreign currency translation effects, partly offset by a decrease from methodology changes and model updates. Market risk RWA decreased by CHF 1 billion, largely driven by the introduction of lower risks-not-in-VaR (RniV) factors into the VaR model.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 2Q16 vs 1Q16

The Swiss SRB leverage ratio denominator (LRD) decreased by CHF 8 billion to CHF 898 billion on a fully applied basis, and was below our short- to medium-term expectation of around CHF 950 billion. The decline in the LRD was mainly driven by a decrease in asset size and incremental netting and collateral mitigation benefits, partly offset by foreign currency translation effects.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis on net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Return on equity
	As of or for the quarter ended			Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15

Net profit
Net profit attributable to UBS Group AG shareholders	1,034	707	1,209	1,741	3,186
Amortization and impairment of intangible assets	24	23	30	47	58
Pre-tax adjusting items¹˒²	183	388	(135)	571	(576)
Tax effect on adjusting items³	(40)	(85)	(22)	(126)	30
Adjusted net profit attributable to UBS Group AG shareholders	1,201	1,033	1,082	2,233	2,698

Equity
Equity attributable to UBS Group AG shareholders	52,876	54,845	50,211	52,876	50,211
Less: goodwill and intangible assets⁴	6,402	6,326	6,101	6,402	6,101
Tangible equity attributable to UBS Group AG shareholders	46,474	48,519	44,110	46,474	44,110

Return on equity
Return on equity (%)	7.7	5.1	9.4	6.4	12.4
Return on tangible equity (%)	8.9	6.0	11.0	7.4	14.4
Adjusted return on tangible equity (%)¹	10.1	8.5	9.6	9.3	12.0

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Refer to the "Performance by business division and Corporate Center unit – reported and adjusted" table in this section for more information.    3 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.    4 Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 30 June 2015 have been adjusted to reflect the non-controlling interests in UBS AG.

Group performance

Net new money¹
	For the quarter ended			Year-to-date
CHF billion	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Wealth Management	6.0	15.5	1.8	21.5	16.1
Wealth Management (adjusted)²	6.0	15.5	8.4	21.5	22.7
Wealth Management Americas	2.3	13.6	(0.7)	15.9	3.9
Asset Management	(7.7)	(2.9)	9.0	(10.6)	14.1
of which: excluding money market flows	(8.8)	(5.9)	8.3	(14.7)	15.8
of which: money market flows	1.1	3.0	0.7	4.1	(1.7)

1 Net new money excludes interest and dividend income.    2 Adjusted net new money excludes the negative effect on net new money (second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.

Invested assets
	As of			% change from
CHF billion	30.6.16	31.3.16	30.6.15	31.3.16	30.6.15
Wealth Management	935	925	945	1	(1)
Wealth Management Americas	1,053	1,009	977	4	8
Asset Management	633	628	650	1	(3)
of which: excluding money market funds	572	568	592	1	(3)
of which: money market funds	61	60	58	2	5

Personnel: 2Q16 vs 1Q16

We employed 60,093 personnel as of 30 June 2016, a net decrease of 454 compared with 31 March 2016. Investment Bank personnel decreased by 204, mainly driven by ongoing cost reduction programs. Wealth Management personnel decreased by 197, mainly as the number of non-client-facing staff decreased by 120, primarily reflecting ongoing cost reduction programs. The number of Wealth Management client advisors decreased by 77, mainly related to the exit from the Australian domestic business, which was completed in the second quarter of 2016.

Results: 6M16 vs 6M15

Net profit attributable to UBS Group AG shareholders was CHF 1,741 million in the first half of 2016 compared with CHF 3,186 million in the same period a year earlier. Profit before tax was CHF 2,467 million compared with CHF 4,467 million, largely reflecting a decrease of CHF 2,422 million in operating income, driven by CHF 1,129 million lower combined net interest and trading income, a decline of CHF 684 million in other income and CHF 630 million lower net fee and commission income. Operating expenses decreased by CHF 423 million, largely driven by CHF 387 million lower personnel expenses.

On an adjusted basis, operating profit before tax declined to CHF 3,038 million from CHF 3,902 million, reflecting a decrease in operating income, partly offset by lower operating expenses.

Adjusted operating income decreased by CHF 1,421 million to CHF 14,166 million, mainly reflecting CHF 643 million lower combined net interest and trading income, partly as the first quarter of 2015 benefited from higher volatility and client activity levels following the Swiss National Bank's actions in January 2015, a decrease of CHF 630 million in net fee and commission income and CHF 169 million lower adjusted other income.

Adjusted operating expenses decreased by CHF 558 million to CHF 11,128 million, mainly due to reduced expenses for variable compensation, a decline in expenses for pension and other post-employment benefit plans and lower outsourcing costs.

→   Refer to the table “Performance by business division and Corporate Center unit – reported and adjusted” for more information

→   Refer to the “Current market climate” section of our Annual Report 2015 for more information on the SNB actions in January 2015

Outlook

Sustained market volatility, underlying macroeconomic uncertainty and heightened geopolitical tensions, exacerbated by the impact of the UK referendum vote to end EU membership, will lead to continued client risk aversion and generally low transaction volumes. These conditions are unlikely to change in the foreseeable future. Furthermore, lower than anticipated and negative interest rates and the relative strength of the Swiss franc, particularly against the euro, continue to present considerable headwinds. In addition, the changes to the Swiss bank capital standards and proposed further changes to the international regulatory framework for banks will result in increasing capital requirements and costs. UBS is well positioned to benefit from even a moderate improvement in conditions and remains committed to executing its strategy with discipline to mitigate these effects.

UBS business
divisions
and Corporate
Center

 Management report

Wealth Management

Wealth Management

Wealth Management¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Results
Net interest income	582	579	568	1	2	1,162	1,128
Recurring net fee income²	883	901	976	(2)	(10)	1,784	1,925
Transaction-based income²	347	402	459	(14)	(24)	749	1,048
Other income	4	3	78	33	(95)	7	227
Income	1,817	1,885	2,081	(4)	(13)	3,702	4,327
Credit loss (expense) / recovery	(1)	0	(1)		0	(1)	0
Total operating income	1,815	1,885	2,080	(4)	(13)	3,700	4,327
Personnel expenses	590	615	656	(4)	(10)	1,205	1,316
General and administrative expenses	140	128	134	9	4	268	245
Services (to) / from other business divisions and Corporate Center	565	583	533	(3)	6	1,148	1,055
of which: services from CC – Services	545	562	519	(3)	5	1,107	1,027
Depreciation and impairment of property, equipment and software	0	1	1	(100)	(100)	1	3
Amortization and impairment of intangible assets	1	1	1	0	0	2	2
Total operating expenses³	1,297	1,327	1,324	(2)	(2)	2,624	2,621
Business division operating profit / (loss) before tax	518	557	756	(7)	(31)	1,076	1,707

Adjusted results⁴
Total operating income as reported	1,815	1,885	2,080	(4)	(13)	3,700	4,327
of which: gains / (losses) on sales of subsidiaries and businesses	(23)		56			(23)	197
of which: gain on sale of investment in Visa Europe	21					21
Total operating income (adjusted)	1,817	1,885	2,024	(4)	(10)	3,702	4,130
Total operating expenses as reported	1,297	1,327	1,324	(2)	(2)	2,624	2,621
of which: personnel-related restructuring expenses	7	2	18			9	21
of which: non-personnel-related restructuring expenses	6	14	10			20	14
of which: restructuring expenses allocated from CC – Services	73	62	41			135	80
Total operating expenses (adjusted)	1,211	1,248	1,255	(3)	(4)	2,459	2,506
Business division operating profit / (loss) before tax as reported	518	557	756	(7)	(31)	1,076	1,707
Business division operating profit / (loss) before tax (adjusted)	606	636	769	(5)	(21)	1,243	1,625

Key performance indicators⁵
Pre-tax profit growth (%)	(31.5)	(41.4)	113.0			(37.0)	75.3
Cost / income ratio (%)	71.4	70.4	63.6			70.9	60.6
Net new money growth (%)	2.6	6.5	0.7			4.5	3.3
Gross margin on invested assets (bps)	78	81	87	(4)	(10)	79	89
Net margin on invested assets (bps)	22	24	32	(8)	(31)	23	35

Adjusted key performance indicators⁵
Pre-tax profit growth (%)	(21.2)	(25.7)	95.7			(23.5)	54.5
Cost / income ratio (%)	66.6	66.2	62.0			66.4	60.7
Net new money growth (%)	2.6	6.5	3.5			4.5	4.6
Gross margin on invested assets (bps)	78	81	85	(4)	(8)	79	85
Net margin on invested assets (bps)	26	27	32	(4)	(19)	27	34

Wealth Management¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Additional information
Recurring income⁶	1,465	1,480	1,544	(1)	(5)	2,946	3,053
Recurring income as a percentage of income (%)	80.6	78.5	74.2			79.6	70.6
Average attributed equity (CHF billion)⁷	3.5	3.5	3.4	0	3	3.5	3.5
Return on attributed equity (%)	59.2	63.7	88.9			61.5	97.5
Risk-weighted assets (fully applied, CHF billion)⁸	26.0	26.1	25.8	0	1	26.0	25.8
Return on risk-weighted assets, gross (%)⁹	27.9	29.3	32.3			28.6	33.7
Leverage ratio denominator (fully applied, CHF billion)¹⁰	119.4	117.4	129.7	2	(8)	119.4	129.7
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.3	0	0	1.3	1.3
Net new money (CHF billion)	6.0	15.5	1.8			21.5	16.1
Net new money adjusted (CHF billion)¹¹	6.0	15.5	8.4			21.5	22.7
Invested assets (CHF billion)	935	925	945	1	(1)	935	945
Client assets (CHF billion)	1,105	1,092	1,115	1	(1)	1,105	1,115
Loans, gross (CHF billion)	102.8	102.4	110.9	0	(7)	102.8	110.9
Due to customers (CHF billion)	187.0	181.5	173.2	3	8	187.0	173.2
Personnel (full-time equivalents)	10,135	10,332	10,257	(2)	(1)	10,135	10,257
Client advisors (full-time equivalents)	3,949	4,026	4,079	(2)	(3)	3,949	4,079

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Operating income” in the “Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    6 Recurring income consists of net interest income and recurring net fee income.    7 Refer to the "Capital management" section of this report for more information.    8 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of this report for more information.    9 Based on fully applied risk-weighted assets.    10 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    11 Adjusted net new money excludes the negative effect on net new money (second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.

Regional breakdown of key figures¹˒²
As of or for the quarter ended 30.6.16	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth	of which: Global Family Office³
Net new money (CHF billion)	(0.5)	6.8	2.2	(2.3)	4.8	2.4
Net new money growth (%)	(0.6)	10.2	5.1	(6.1)	3.8	11.0
Invested assets (CHF billion)	338	271	174	150	506	91
Gross margin on invested assets (bps)	71	71	88	97	52	42⁴
Client advisors (full-time equivalents)	1,363	1,062	769	674	727⁵

1 Refer to the "Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    2 Based on the Wealth Management business area structure, and excluding minor functions with 81 client advisors, CHF 2 billion of invested assets, and CHF 0.2 billion of net new money outflows in the second quarter of 2016.    3 Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4 Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 23 basis points.    5 Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Wealth Management

Results: 2Q16 vs 2Q15

Profit before tax decreased by CHF 238 million to CHF 518 million and adjusted profit before tax decreased by CHF 163 million to CHF 606 million, mainly reflecting lower transaction-based and recurring net fee income.

Operating income

Total operating income decreased by CHF 265 million to CHF 1,815 million. The second quarter of 2016 included a loss on the sale of a subsidiary of CHF 23 million and a gain of CHF 21 million on the sale of our investment in Visa Europe. Excluding these items and a CHF 56 million gain on the sale of our Belgian domestic business in the second quarter of 2015, adjusted operating income decreased by CHF 207 million to CHF 1,817 million, mainly due to lower transaction-based income and recurring net fee income.

Net interest income increased by CHF 14 million to CHF 582 million, mainly due to higher deposit revenues, partly offset by lower allocations from Corporate Center – Group Asset and Liability Management (Group ALM).

Recurring net fee income decreased by CHF 93 million to CHF 883 million due to a decrease in average invested assets, reflecting the ongoing effects of cross-border outflows, negative market performance and our exit from the Australian and Belgian domestic businesses. In addition, investment fund fees and custody revenues declined, reflecting changes in clients' asset allocation, driven by market uncertainty. This was partly offset by the positive effects of an increase in discretionary and advisory mandate penetration. Compared with the prior quarter, recurring net fee income decreased by CHF 18 million, largely due to a decline in average invested assets and the ongoing effects of cross-border outflows.

Transaction-based income decreased by CHF 112 million to CHF 347 million with decreases across all regions, most notably in Asia Pacific. The overall decrease was mainly related to reduced client activity in equities and fixed income cash products, investment funds and structured products.

Operating expenses

Total operating expenses decreased by CHF 27 million to CHF 1,297 million. Excluding net restructuring expenses of CHF 86 million compared with CHF 69 million, adjusted operating expenses decreased by CHF 44 million to CHF 1,211 million. Personnel expenses decreased by CHF 66 million to CHF 590 million. Excluding net restructuring expenses of CHF 7 million compared with CHF 18 million, adjusted personnel expenses decreased by CHF 55 million, driven by lower variable compensation expenses and a decrease in personnel levels, as well as lower pension-related costs. This was partly offset by CHF 9 million higher adjusted general and administrative expenses, mostly related to professional fees.

Net new money

Net new money was CHF 6.0 billion compared with adjusted net new money of CHF 8.4 billion in the same quarter of the prior year, excluding the negative effect of CHF 6.6 billion in the second quarter of 2015 from our balance sheet and capital optimization program. The annualized net new money growth rate was 2.6% compared with 3.5%. Net new money in the second quarter of 2016 was driven by strong net inflows from Asia Pacific and Switzerland, partly offset by net outflows in emerging markets and Europe, which included cross-border outflows. Net new money from ultra high net worth clients was CHF 4.8 billion compared with adjusted net new money of CHF 7.1 billion.

In the first quarter of 2016, net new money was CHF 15.5 billion, driven by net inflows from all regions, with particularly strong flows from Asia Pacific.

Invested assets: 2Q16 vs 1Q16

Invested assets increased by CHF 10 billion to CHF 935 billion due to positive market performance of CHF 7 billion, net new money of CHF 6 billion and positive foreign currency translation effects of CHF 4 billion. This was offset by a net reduction of CHF 7 billion related to the sale and acquisition of subsidiaries and businesses that did not affect net new money. Discretionary and advisory mandate penetration increased to 27.1% of invested assets compared with 27.0%.

Personnel: 2Q16 vs 1Q16

Wealth Management employed 10,135 personnel compared with 10,332. The number of client advisors decreased by 77, mainly related to the exit from the Australian domestic business, which was completed during the second quarter of 2016. Excluding this, the number of client advisors was slightly up in Asia Pacific. The number of client advisors in Europe also increased, driven by an acquisition in Italy. The number of non-client-facing staff decreased by 120, primarily reflecting ongoing cost reduction programs.

Results: 6M16 vs 6M15

Profit before tax decreased by CHF 631 million to CHF 1,076 million. Adjusted profit before tax decreased by CHF 382 million to CHF 1,243 million, mainly reflecting lower transaction-based and recurring net fee income.

Total operating income decreased by CHF 627 million to CHF 3,700 million. Excluding a loss on the sale of a subsidiary of CHF 23 million compared with gains of CHF 197 million, and a CHF 21 million gain on the sale our investment in Visa Europe, adjusted operating income decreased by CHF 428 million, mainly due to lower transaction-based income and recurring net fee income.

Net interest income increased by CHF 34 million to CHF 1,162 million, mainly as deposit revenues were higher, partly offset by lower allocations from Group ALM.

Recurring net fee income decreased by CHF 141 million to CHF 1,784 million, reflecting the ongoing effects of cross-border outflows, negative market performance and our exit from the Australian and Belgian domestic businesses. In addition, investment fund fees and custody revenues declined, reflecting changes in clients' asset allocation, driven by market uncertainty. This was partly offset by the positive effects of an increase in discretionary and advisory mandate penetration.

Transaction-based income decreased by CHF 299 million to CHF 749 million, with declines across all regions, most notably in Asia Pacific and Europe. The overall decrease was mainly related to reduced client activity in investment funds, structured products and equity and fixed income cash products, due to persistent market uncertainty.

Total operating expenses increased by CHF 3 million to CHF 2,624 million. Excluding net restructuring expenses of CHF 164 million compared with CHF 115 million, adjusted operating expenses decreased by CHF 47 million to CHF 2,459 million. Personnel expenses decreased by CHF 111 million to CHF 1,205 million. Excluding net restructuring expenses of CHF 9 million compared with CHF 21 million, adjusted personnel expenses decreased by CHF 99 million, driven by lower expenses for variable compensation and decreased pension-related costs. This was partly offset by CHF 38 million higher adjusted net expenses for services from other business divisions and Corporate Center and CHF 17 million higher adjusted general and administrative expenses.

Wealth Management Americas

Wealth Management Americas

Wealth Management Americas – in US dollars¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Results
Net interest income	357	351	301	2	19	708	579
Recurring net fee income²	1,191	1,182	1,217	1	(2)	2,372	2,404
Transaction-based income²	369	361	425	2	(13)	730	857
Other income	8	6	4	33	100	14	9
Income	1,924	1,900	1,947	1	(1)	3,825	3,848
Credit loss (expense) / recovery	(1)	(1)	0	0		(2)	0
Total operating income	1,924	1,899	1,947	1	(1)	3,823	3,848
Personnel expenses	1,224	1,209	1,199	1	2	2,432	2,383
Financial advisor compensation³	724	714	750	1	(3)	1,439	1,482
Compensation commitments with recruited financial advisors⁴	209	199	188	5	11	408	374
Salaries and other personnel costs	291	295	260	(1)	12	586	527
General and administrative expenses	137	145	213	(6)	(36)	282	339
Services (to) / from other business divisions and Corporate Center	307	320	317	(4)	(3)	628	625
of which: services from CC – Services	304	317	314	(4)	(3)	620	619
Depreciation and impairment of property, equipment and software	0	0	1		(100)	1	1
Amortization and impairment of intangible assets	14	13	13	8	8	27	26
Total operating expenses⁵	1,682	1,688	1,743	0	(3)	3,369	3,375
Business division operating profit / (loss) before tax	242	212	205	14	18	453	473

Adjusted results⁶
Total operating income as reported	1,924	1,899	1,947	1	(1)	3,823	3,848
Total operating income (adjusted)	1,924	1,899	1,947	1	(1)	3,823	3,848
Total operating expenses as reported	1,682	1,688	1,743	0	(3)	3,369	3,375
of which: personnel-related restructuring expenses	5	0	0			5	0
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	33	33	26			67	51
Total operating expenses (adjusted)	1,643	1,655	1,717	(1)	(4)	3,297	3,324
Business division operating profit / (loss) before tax as reported	242	212	205	14	18	453	473
Business division operating profit / (loss) before tax (adjusted)	281	245	231	15	22	525	524

Key performance indicators⁷
Pre-tax profit growth (%)	18.0	(20.9)	(13.9)			(4.2)	(7.3)
Cost / income ratio (%)	87.4	88.8	89.5			88.1	87.7
Net new money growth (%)	0.9	5.3	(0.3)			3.1	0.8
Gross margin on invested assets (bps)	72	73	74	(1)	(3)	73	74
Net margin on invested assets (bps)	9	8	8	13	13	9	9

Adjusted key performance indicators⁷
Pre-tax profit growth (%)	21.6	(16.4)	(6.1)			0.2	(1.1)
Cost / income ratio (%)	85.4	87.1	88.2			86.2	86.4
Net new money growth (%)	0.9	5.3	(0.3)			3.1	0.8
Gross margin on invested assets (bps)	72	73	74	(1)	(3)	73	74
Net margin on invested assets (bps)	11	9	9	22	22	10	10

Wealth Management Americas – in US dollars¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Additional information
Recurring income⁸	1,547	1,533	1,519	1	2	3,080	2,982
Recurring income as a percentage of income (%)	80.4	80.7	78.0			80.5	77.5
Average attributed equity (USD billion)⁹	2.6	2.5	2.6	4	0	2.6	2.6
Return on attributed equity (%)	37.2	33.9	31.5			35.5	37.1
Risk-weighted assets (fully applied, USD billion)¹⁰	23.2	23.0	23.0	1	1	23.2	23.0
Return on risk-weighted assets, gross (%)¹¹	33.3	33.9	34.3			33.6	34.4
Leverage ratio denominator (fully applied, USD billion)¹²	65.2	63.3	60.7	3	7	65.2	60.7
Goodwill and intangible assets (USD billion)	3.7	3.7	3.7	0	0	3.7	3.7
Net new money (USD billion)	2.4	13.6	(0.7)			15.9	4.0
Net new money including interest and dividend income (USD billion)¹³	8.4	19.1	5.1			27.5	15.4
Invested assets (USD billion)	1,077	1,050	1,045	3	3	1,077	1,045
Client assets (USD billion)	1,127	1,099	1,099	3	3	1,127	1,099
Loans, gross (USD billion)	50.1	48.7	47.3	3	6	50.1	47.3
Due to customers (USD billion)	84.9	86.5	73.4	(2)	16	84.9	73.4
Recruitment loans to financial advisors	3,234	3,254	2,853	(1)	13	3,234	2,853
Other loans to financial advisors	501	543	455	(8)	10	501	455
Personnel (full-time equivalents)	13,643	13,682	13,235	0	3	13,643	13,235
Financial advisors (full-time equivalents)	7,116	7,145	6,948	0	2	7,116	6,948

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Operating income” in the “Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    4 Compensation commitments with recruited financial advisors represents expenses related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    5 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the "Capital management" section of this report for more information.    10 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    11 Based on fully applied risk-weighted assets.    12 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    13 Presented in line with historical reporting practice in the US market.

Results: 2Q16 vs 2Q15

Profit before tax was USD 242 million compared with USD 205 million and adjusted profit before tax increased by USD 50 million to USD 281 million, due to lower operating expenses, partly offset by lower operating income.

Operating income

Total operating income decreased by USD 23 million to USD 1,924 million, mainly due to lower transaction-based income and recurring net fee income, partly offset by higher net interest income.

Net interest income increased by USD 56 million to USD 357 million, mainly due to growth in loan and deposit balances as well as higher interest rates. The average mortgage portfolio balance increased 10% and the average securities-backed lending portfolio balance increased 6%.

Recurring net fee income decreased by USD 26 million to USD 1,191 million, mainly due to lower mutual fund fees, reflecting lower average mutual fund assets.

Transaction-based income decreased by USD 56 million to USD 369 million due to lower client activity.

Operating expenses

Total operating expenses decreased by USD 61 million to USD 1,682 million and adjusted operating expenses decreased by USD 74 million to USD 1,643 million, mainly due to USD 73 million lower net expenses for provisions for litigation, regulatory and similar matters and other provisions, and USD 17 million lower adjusted expenses for services from other business divisions and Corporate Center, mostly related to Group Operations. This was partly offset by USD 20 million higher adjusted personnel expenses, mainly due to higher salary costs and other personnel costs, as well as higher expenses for compensation commitments, reflecting the recruitment of financial advisors. This was partly offset by lower financial advisor compensation due to lower compensable revenue.

Wealth Management Americas

Net new money

Net new money was USD 2.4 billion compared with net outflows of USD 0.7 billion in the same quarter of the prior year, primarily due to higher inflows from net recruiting. Outflows associated with seasonal income tax payments were approximately USD 3.1 billion compared with USD 3.9 billion. The annualized net new money growth rate was 0.9% compared with negative 0.3%.

In the first quarter of 2016, net new money was USD 13.6 billion and predominantly related to net inflows from newly recruited advisors as well as from financial advisors employed with UBS for more than one year.

Invested assets: 2Q16 vs 1Q16

Invested assets increased by USD 27 billion to USD 1,077 billion, reflecting positive market performance of USD 25 billion and net new money of USD 2 billion. Managed account assets increased by USD 11 billion to USD 372 billion and comprised 34.5% of total invested assets compared with 34.4%.

Results: 6M16 vs 6M15

Profit before tax was USD 453 million compared with USD 473 million. Excluding net restructuring expenses of USD 72 million compared with USD 51 million, adjusted profit before tax was largely unchanged at USD 525 million.

Total operating income decreased by USD 25 million to USD 3,823 million. Net interest income increased by USD 129 million to USD 708 million, reflecting higher interest rates as well as growth in loan and deposit balances. Recurring net fee income decreased by USD 32 million to USD 2,372 million due to lower mutual fund fees, reflecting lower average mutual fund assets. Transaction-based income decreased by USD 127 million to USD 730 million due to lower client activity.

Total operating expenses decreased by USD 6 million to USD 3,369 million and adjusted operating expenses decreased by USD 27 million to USD 3,297 million. This was mainly due to USD 65 million lower net expenses for provisions for litigation, regulatory and similar matters and other provisions, and USD 13 million lower adjusted net expenses for services from other business divisions and Corporate Center. This was partly offset by USD 44 million higher adjusted personnel expenses, mainly due to increased expenses for compensation commitments and higher salaries and other personnel costs, reflecting the recruitment of financial advisors, as well as initial expenses associated with the transition to a new health care benefit plan. This was partly offset by lower financial advisor compensation due to lower compensable revenues.

Wealth Management Americas – in Swiss francs¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Results
Net interest income	348	349	282	0	23	698	545
Recurring net fee income²	1,163	1,176	1,140	(1)	2	2,339	2,263
Transaction-based income²	360	360	398	0	(10)	720	807
Other income	8	6	3	33	167	14	8
Income	1,880	1,891	1,823	(1)	3	3,771	3,624
Credit loss (expense) / recovery	(1)	(1)	0	0		(2)	0
Total operating income	1,879	1,889	1,823	(1)	3	3,769	3,624
Personnel expenses	1,195	1,202	1,122	(1)	7	2,398	2,245
Financial advisor compensation³	707	711	702	(1)	1	1,418	1,396
Compensation commitments with recruited financial advisors⁴	204	198	176	3	16	402	353
Salaries and other personnel costs	284	293	244	(3)	16	577	497
General and administrative expenses	134	144	199	(7)	(33)	277	319
Services (to) / from other business divisions and Corporate Center	300	318	297	(6)	1	618	589
of which: services from CC – Services	297	315	293	(6)	1	611	583
Depreciation and impairment of property, equipment and software	0	0	1		(100)	1	1
Amortization and impairment of intangible assets	13	13	12	0	8	26	25
Total operating expenses⁵	1,643	1,678	1,631	(2)	1	3,320	3,179
Business division operating profit / (loss) before tax	237	211	191	12	24	448	445

Adjusted results⁶
Total operating income as reported	1,879	1,889	1,823	(1)	3	3,769	3,624
Total operating income (adjusted)	1,879	1,889	1,823	(1)	3	3,769	3,624
Total operating expenses as reported	1,643	1,678	1,631	(2)	1	3,320	3,179
of which: personnel-related restructuring expenses	5	0	0			5	0
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	33	33	24			66	48
Total operating expenses (adjusted)	1,605	1,645	1,607	(2)	0	3,249	3,131
Business division operating profit / (loss) before tax as reported	237	211	191	12	24	448	445
Business division operating profit / (loss) before tax (adjusted)	275	244	215	13	28	519	493

Key performance indicators⁷
Pre-tax profit growth (%)	24.1	(16.6)	(9.5)			0.7	(1.8)
Cost / income ratio (%)	87.4	88.7	89.5			88.0	87.7
Net new money growth (%)	0.9	5.3	(0.3)			3.1	0.8
Gross margin on invested assets (bps)	73	74	73	(1)	0	73	72
Net margin on invested assets (bps)	9	8	8	13	13	9	9

Adjusted key performance indicators⁷
Pre-tax profit growth (%)	27.9	(11.9)	(1.4)			5.3	4.7
Cost / income ratio (%)	85.4	87.0	88.2			86.2	86.4
Net new money growth (%)	0.9	5.3	(0.3)			3.1	0.8
Gross margin on invested assets (bps)	73	74	73	(1)	0	73	72
Net margin on invested assets (bps)	11	10	9	10	22	10	10

Wealth Management Americas

Wealth Management Americas – in Swiss francs¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Additional information
Recurring income⁸	1,512	1,525	1,422	(1)	6	3,037	2,808
Recurring income as a percentage of income (%)	80.4	80.6	78.0			80.5	77.5
Average attributed equity (CHF billion)⁹	2.5	2.5	2.4	0	4	2.5	2.4
Return on attributed equity (%)	37.9	33.8	31.8			35.8	37.1
Risk-weighted assets (fully applied, CHF billion)¹⁰	22.6	22.1	21.5	2	5	22.6	21.5
Return on risk-weighted assets, gross (%)¹¹	33.6	34.4	33.7			34.0	33.4
Leverage ratio denominator (fully applied, CHF billion)¹²	63.7	60.9	56.8	5	12	63.7	56.8
Goodwill and intangible assets (CHF billion)	3.6	3.6	3.5	0	3	3.6	3.5
Net new money (CHF billion)	2.3	13.6	(0.7)			15.9	3.9
Net new money including interest and dividend income (CHF billion)¹³	8.2	19.1	4.8			27.3	14.6
Invested assets (CHF billion)	1,053	1,009	977	4	8	1,053	977
Client assets (CHF billion)	1,101	1,056	1,028	4	7	1,101	1,028
Loans, gross (CHF billion)	48.9	46.8	44.2	4	11	48.9	44.2
Due to customers (CHF billion)	83.0	83.2	68.6	0	21	83.0	68.6
Recruitment loans to financial advisors	3,161	3,128	2,668	1	18	3,161	2,668
Other loans to financial advisors	490	522	425	(6)	15	490	425
Personnel (full-time equivalents)	13,643	13,682	13,235	0	3	13,643	13,235
Financial advisors (full-time equivalents)	7,116	7,145	6,948	0	2	7,116	6,948

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Operating income” in the “Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    4 Compensation commitments with recruited financial advisors represents expenses related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    5 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the "Capital management" section of this report for more information.    10 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    11 Based on fully applied risk-weighted assets.    12 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    13 Presented in line with historical reporting practice in the US market.

Personal & Corporate Banking

Personal & Corporate Banking¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Results
Net interest income	558	560	560	0	0	1,117	1,128
Recurring net fee income²	140	139	135	1	4	279	269
Transaction-based income²	254	244	241	4	5	498	525
Other income	131	20	21	555	524	151	35
Income	1,083	963	956	12	13	2,046	1,956
Credit loss (expense) / recovery	2	0	(4)			2	(25)
Total operating income	1,085	963	952	13	14	2,048	1,931
Personnel expenses	212	213	221	0	(4)	425	447
General and administrative expenses	60	61	64	(2)	(6)	121	117
Services (to) / from other business divisions and Corporate Center	274	287	265	(5)	3	561	534
of which: services from CC – Services	298	311	292	(4)	2	609	584
Depreciation and impairment of property, equipment and software	4	4	4	0	0	8	8
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses³	551	564	555	(2)	(1)	1,115	1,106
Business division operating profit / (loss) before tax	534	399	397	34	35	933	824

Adjusted results⁴
Total operating income as reported	1,085	963	952	13	14	2,048	1,931
of which: gain on sale of investment in Visa Europe	102					102
Total operating income (adjusted)	983	963	952	2	3	1,946	1,931
Total operating expenses as reported	551	564	555	(2)	(1)	1,115	1,106
of which: personnel-related restructuring expenses	1	0	0			1	1
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	30	23	16			54	32
Total operating expenses (adjusted)	520	541	538	(4)	(3)	1,060	1,073
Business division operating profit / (loss) before tax as reported	534	399	397	34	35	933	824
Business division operating profit / (loss) before tax (adjusted)	463	422	414	10	12	886	857

Key performance indicators⁵
Pre-tax profit growth (%)	34.5	(6.6)	12.1			13.2	11.4
Cost / income ratio (%)	50.9	58.6	58.1			54.5	56.5
Net interest margin (bps)	165	166	164	(1)	1	165	165
Net new business volume growth for personal banking (%)	3.0	4.9	3.1			3.9	3.2

Adjusted key performance indicators⁵
Pre-tax profit growth (%)	11.8	(4.7)	12.8			3.4	11.7
Cost / income ratio (%)	53.0	56.2	56.3			54.5	54.9
Net interest margin (bps)	165	166	164	(1)	1	165	165
Net new business volume growth for personal banking (%)	3.0	4.9	3.1			3.9	3.2

Personal & Corporate Banking

Personal & Corporate Banking¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Additional information
Average attributed equity (CHF billion)⁶	4.0	4.1	3.9	(2)	3	4.1	4.0
Return on attributed equity (%)	53.4	38.9	40.7			46.1	41.7
Risk-weighted assets (fully applied, CHF billion)⁷	36.9	36.9	34.7	0	6	36.9	34.7
Return on risk-weighted assets, gross (%)⁸	11.7	10.8	11.0			11.3	11.4
Leverage ratio denominator (fully applied, CHF billion)⁹	152.8	152.2	162.4	0	(6)	152.8	162.4
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume for personal banking (CHF billion)	148	148	144	0	3	148	144
Net new business volume for personal banking (CHF billion)	1.1	1.8	1.1			2.9	2.3
Client assets (CHF billion)	442	440	435	0	2	442	435
Due to customers (CHF billion)	132.7	133.5	129.4	(1)	3	132.7	129.4
Loans, gross (CHF billion)	134.8	135.0	135.8	0	(1)	134.8	135.8
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	93.1	93.1	93.4			93.1	93.4
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	0.6	0.7	0.7			0.6	0.7
Personnel (full-time equivalents)	5,035	5,092	5,086	(1)	(1)	5,035	5,086

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Operating income” in the “Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    6 Refer to the "Capital management" section of this report for more information.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    8 Based on fully applied risk-weighted assets.    9 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    10 Refer to the "Risk management and control" section of this report for more information on impaired loan exposures.

Results: 2Q16 vs 2Q15

Profit before tax increased by CHF 137 million to CHF 534 million and adjusted profit before tax increased by CHF 49 million to CHF 463 million, reflecting higher operating income and lower operating expenses.

Operating income

Total operating income increased by CHF 133 million to CHF 1,085 million, mainly as the second quarter of 2016 included a gain of CHF 102 million on the sale of our investment in Visa Europe. Excluding this gain, adjusted operating income increased by CHF 31 million to CHF 983 million.

Net interest income decreased by CHF 2 million to CHF 558 million, due to lower allocations from Corporate Center – Group Asset and Liability Management (Group ALM) and lower deposit-related income driven by the adverse effect of persistently low interest rates on our replication portfolios, largely offset by higher loan-related income.

Recurring net fee income increased by CHF 5 million to CHF 140 million, mainly reflecting higher account-keeping fees.

Transaction-based income increased by CHF 13 million to CHF 254 million, mainly due to higher allocations from Group ALM as well as a higher level of foreign exchange transactions.

Other income increased by CHF 110 million to CHF 131 million, predominantly reflecting the aforementioned gain on the sale of our investment in Visa Europe.

Operating expenses

Total operating expenses decreased by CHF 4 million to CHF 551 million and adjusted operating expenses decreased by CHF 18 million to CHF 520 million. The decrease in adjusted operating expenses was due to a CHF 10 million decrease in adjusted personnel expenses driven by a reduction in pension-related costs, CHF 4 million lower general and administrative expenses, mostly related to lower net provision expenses, and CHF 5 million lower adjusted expenses for services from other business divisions and Corporate Center, reflecting lower expenses from Group Technology.

Net new business volume growth for personal banking

The annualized net new business volume growth rate for our personal banking business was 3.0% compared with 3.1% in the second quarter of 2015. Net new client assets and, to a lesser extent, net new loans, were positive, in line with our strategy to grow our high-quality loans business moderately and selectively.

Personnel: 2Q16 vs 1Q16

Personal & Corporate Banking employed 5,035 personnel as of 30 June 2016, a decrease of 57 compared with 5,092 as of 31 March 2016, mainly reflecting seasonality.

Results: 6M16 vs 6M15

Profit before tax increased by CHF 109 million to CHF 933 million. Excluding the CHF 102 million gain related to the sale of our investment in Visa Europe and net restructuring expenses, adjusted profit before tax increased by CHF 29 million to CHF 886 million, reflecting higher operating income and lower operating expenses.

Total operating income increased by CHF 117 million to CHF 2,048 million. Excluding the aforementioned gain related to the sale of our investment in Visa Europe, adjusted operating income increased by CHF 15 million to CHF 1,946 million, primarily reflecting lower credit loss expenses, partly offset by lower transaction-based income. Net interest income decreased by CHF 11 million to CHF 1,117 million, mainly reflecting lower allocations from Group ALM and lower deposit-related income driven by the adverse effect of persistently low interest rates on our replication portfolios, largely offset by higher loan-related income. Recurring net fee income increased by CHF 10 million to CHF 279 million, mainly reflecting higher account-keeping fees. Transaction-based income decreased by CHF 27 million to CHF 498 million, partly as the first half of 2015 included gains as a result of hedge ineffectiveness, following the Swiss National Bank’s actions in January 2015. Moreover, income from foreign exchange trading decreased as the prior year benefited from higher client activity following the SNB’s actions. Other income increased by CH 116 million to CHF 151 million, mainly reflecting the aforementioned gain on the sale of our investment in Visa Europe as well as higher income from non-asset-based products. Net credit loss recovery was CHF 2 million compared with a net expense of CHF 25 million. In the first half of 2016, net recoveries related to previously impaired positions were largely offset by expenses for allowances for newly impaired positions. In the prior year, credit loss expenses mainly related to expenses for allowances for newly impaired positions.

Total operating expenses increased by CHF 9 million to CHF 1,115 million and adjusted operating expenses decreased by CHF 13 million to CHF 1,060 million, driven by CHF 22 million lower personnel expenses, reflecting a decrease in pension-related costs and lower variable compensation expenses.

Asset Management

Asset Management

Asset Management¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Results
Net management fees²	458	446	456	3	0	904	900
Performance fees	24	23	20	4	20	47	87
Total operating income	483	468	476	3	1	951	987
Personnel expenses	184	183	175	1	5	367	342
General and administrative expenses	58	57	55	2	5	115	110
Services (to) / from other business divisions and Corporate Center	125	137	114	(9)	10	262	233
of which: services from CC – Services	132	142	118	(7)	12	275	241
Depreciation and impairment of property, equipment and software	0	0	0			1	1
Amortization and impairment of intangible assets	1	1	1	0	0	2	3
Total operating expenses³	369	378	346	(2)	7	747	688
Business division operating profit / (loss) before tax	114	90	130	27	(12)	204	299

Adjusted results⁴
Total operating income as reported	483	468	476	3	1	951	987
Total operating income (adjusted)	483	468	476	3	1	951	987
Total operating expenses as reported	369	378	346	(2)	7	747	688
of which: personnel-related restructuring expenses	4	1	0			5	0
of which: non-personnel-related restructuring expenses	6	2	0			8	0
of which: restructuring expenses allocated from CC – Services	24	17	4			41	21
Total operating expenses (adjusted)	335	358	342	(6)	(2)	693	666
Business division operating profit / (loss) before tax as reported	114	90	130	27	(12)	204	299
Business division operating profit / (loss) before tax (adjusted)	148	110	134	35	10	258	321

Key performance indicators⁵
Pre-tax profit growth (%)	(12.3)	(46.4)	23.8			(31.8)	31.1
Cost / income ratio (%)	76.4	80.8	72.7			78.5	69.7
Net new money growth excluding money market flows (%)	(6.2)	(4.0)	5.5			(5.0)	5.3
Gross margin on invested assets (bps)	31	29	29	7	7	30	30
Net margin on invested assets (bps)	7	6	8	17	(13)	6	9

Adjusted key performance indicators⁵
Pre-tax profit growth (%)	10.4	(40.9)	25.2			(19.6)	37.2
Cost / income ratio (%)	69.4	76.5	71.8			72.9	67.5
Net new money growth excluding money market flows (%)	(6.2)	(4.0)	5.5			(5.0)	5.3
Gross margin on invested assets (bps)	31	29	29	7	7	30	30
Net margin on invested assets (bps)	9	7	8	29	13	8	10

Information by business line
Operating income
Equities, Multi Asset & O'Connor	220	221	215	0	2	440	454
Fixed Income	75	72	73	4	3	147	145
Global Real Estate	114	108	92	6	24	223	185
Infrastructure and Private Equity	16	15	15	7	7	31	29
Solutions	26	23	29	13	(10)	49	74
Fund Services	31	30	51	3	(39)	62	99
Total operating income	483	468	476	3	1	951	987

Asset Management¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Gross margin on invested assets (bps)
Equities, Multi Asset & O'Connor	28	28	25	0	12	28	26
Fixed Income	15	14	14	7	7	14	14
Global Real Estate	85	82	78	4	9	84	79
Infrastructure and Private Equity	71	63	67	13	6	67	64
Solutions	20	18	24	11	(17)	19	31
Total gross margin	31	29	29	7	7	30	30

Net new money (CHF billion)
Equities, Multi Asset & O'Connor	(2.9)	(0.5)	4.1			(3.4)	7.0
Fixed Income	(4.4)	(3.8)	2.4			(8.2)	1.4
Global Real Estate	0.7	0.5	1.3			1.2	1.8
Infrastructure and Private Equity	(0.3)	(0.2)	0.1			(0.5)	0.1
Solutions	(0.8)	1.1	1.1			0.2	3.8
Total net new money	(7.7)	(2.9)	9.0			(10.6)	14.1
Net new money excluding money market flows	(8.8)	(5.9)	8.3			(14.7)	15.8
of which: from third parties	(5.9)	(4.5)	5.3			(10.4)	7.8
of which: from UBS's wealth management businesses	(2.9)	(1.4)	3.0			(4.3)	8.0
Money market flows	1.1	3.0	0.7			4.1	(1.7)
of which: from third parties	1.8	2.2	1.7			4.1	0.5
of which: from UBS's wealth management businesses	(0.7)	0.8	(1.0)			0.0	(2.2)

Invested assets (CHF billion)
Equities, Multi Asset & O'Connor	313	311	340	1	(8)	313	340
Fixed Income	204	204	205	0	0	204	205
Global Real Estate	54	53	47	2	15	54	47
Infrastructure and Private Equity	9	9	9	0	0	9	9
Solutions	52	51	48	2	8	52	48
Total invested assets	633	628	650	1	(3)	633	650
of which: excluding money market funds	572	568	592	1	(3)	572	592
of which: money market funds	61	60	58	2	5	61	58

Assets under administration by Fund Services
Assets under administration (CHF billion)⁶	417	407	520	2	(20)	417	520
Net new assets under administration (CHF billion)⁷	2.5	7.8	11.6			10.3	17.3
Gross margin on assets under administration (bps)	3	3	4	0	(25)	3	4

Additional information
Average attributed equity (CHF billion)⁸	1.4	1.4	1.6	0	(13)	1.4	1.7
Return on attributed equity (%)	32.6	25.7	32.5			29.1	36.2
Risk-weighted assets (fully applied, CHF billion)⁹	2.4	2.4	3.4	0	(29)	2.4	3.4
Return on risk-weighted assets, gross (%)¹⁰	80.5	74.9	55.2			77.6	55.6
Leverage ratio denominator (fully applied, CHF billion)¹¹	2.6	2.5	14.2	4	(82)	2.6	14.2
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.3	0	8	1.4	1.3
Personnel (full-time equivalents)	2,340	2,329	2,434	0	(4)	2,340	2,434

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, gains and losses on the sale of subsidiaries and businesses and other items that are not performance fees.    3 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    6 Includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund setup, accounting and reporting for traditional investment funds and alternative funds.    7 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    8 Refer to the "Capital management" section of this report for more information.    9 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    10 Based on fully applied risk-weighted assets.    11 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Asset Management

Results: 2Q16  vs 2Q15

Profit before tax was CHF 114 million compared with CHF 130 million and adjusted profit before tax was CHF 148 million compared with CHF 134 million.

Operating income

Total operating income was CHF 483 million compared with CHF 476 million. Net management fees were largely unchanged at CHF 458 million. Higher revenues in Global Real Estate, driven by higher invested asset levels, were offset by lower Fund Services revenues, following the sale of our Alternative Fund Services (AFS) business in the fourth quarter of 2015. Performance fees increased by CHF 4 million to CHF 24 million, mainly in Global Real Estate.

Approximately 1% of performance fee-eligible assets of our hedge fund businesses, which are reported within Equities, Multi Asset & O'Connor and Solutions, exceeded high-water marks as of 30 June 2016 compared with 59% as of 30 June 2015, reflecting continued challenging market conditions.

Operating expenses

Total operating expenses increased by CHF 23 million to CHF 369 million and adjusted operating expenses decreased by CHF 7 million to CHF 335 million. Adjusted personnel expenses increased by CHF 5 million, mainly due to higher salary costs as a result of increased staffing levels in Traditional Investments and Global Real Estate, partly offset by a decrease due to the aforementioned sale of AFS. This was more than offset by CHF 9 million lower adjusted expenses for services from other business divisions and Corporate Center.

Net new money

Excluding money market flows, net new money outflows were CHF 8.8 billion compared with net inflows of CHF 8.3 billion in the same quarter of the prior year, which resulted in an annualized net new money growth rate of negative 6.2% compared with positive 5.5%. Net new money outflows were mainly driven by asset allocation shifts, including from active to passive investments, and clients' liquidity needs. By client segment, net outflows from third parties were CHF 5.9 billion compared with net inflows of CHF 5.3 billion. Net outflows from clients of UBS’s wealth management businesses were CHF 2.9 billion compared with net inflows of CHF 3.0 billion, mainly from fixed income and multi-assets.

Money market net inflows were CHF 1.1 billion compared with CHF 0.7 billion in the same quarter of the prior year. By client segment, net inflows from third parties were CHF 1.8 billion compared with CHF 1.7 billion, mainly from clients serviced from the Americas. Net outflows from clients of UBS’s wealth management businesses were CHF 0.7 billion compared with CHF 1.0 billion, mainly from clients serviced from the Americas and Europe.

In the first quarter of 2016, net new money outflows were CHF 5.9 billion excluding money market flows and included a CHF 7.2 billion pricing-related outflow from one client and CHF 3.8 billion of outflows driven by client liquidity needs, both from lower-margin passive products.

Invested assets: 2Q16  vs 1Q16

Invested assets increased to CHF 633 billion from CHF 628 billion, due to positive market performance of CHF 8 billion and positive foreign currency translation effects of CHF 5 billion, offset by total net new money outflows of CHF 8 billion.

As of 30 June 2016, CHF 189 billion, or 30%, of invested assets were managed in indexed strategies and CHF 61 billion, or 10%, were in money market assets. The remaining 60% of invested assets were managed in active, non-money market strategies. On a regional basis, 35% of invested assets related to clients serviced from Switzerland, 24% from the Americas, 21% from Europe, Middle East and Africa, and 20% from Asia Pacific.

Assets under administration: 2Q16  vs 1Q16

Total assets under administration increased to CHF 417 billion from CHF 407 billion due to positive market performance of CHF 7 billion, net new assets under administration of CHF 2 billion and positive foreign currency translation effects of CHF 1 billion.

Personnel: 2Q16  vs 1Q16

As of 30 June 2016, Asset Management employed 2,340 personnel, broadly unchanged from 31 March 2016.

Compared with 30 June 2015, personnel decreased by 94, reflecting a decline of approximately 280 related to the aforementioned sale of AFS, partly offset by increases in Traditional Investments and Global Real Estate.

Results: 6M16 vs 6M15

Profit before tax was CHF 204 million compared with CHF 299 million. Excluding net restructuring expenses of CHF 54 million compared with CHF 22 million, adjusted profit before tax was CHF 258 million compared with CHF 321 million.

Total operating income was CHF 951 million compared with CHF 987 million, mainly due to lower performance fees in our hedge fund businesses, and lower net management fees in Fund Services, reflecting the sale of our AFS business, partly offset by higher net management fees in Global Real Estate.

Total operating expenses increased by CHF 59 million to CHF 747 million and adjusted operating expenses increased by CHF 27 million to CHF 693 million. This was mainly due to an increase in adjusted personnel expenses of CHF 20 million, driven by higher salary costs as a result of increased staffing levels, excluding the effect of the aforementioned sale of AFS.

Investment performance as of 30 June 2016
		Annualized
	1 year	3 years	5 years

Active funds versus benchmark
Percentage of fund assets equaling or exceeding benchmark
Equities¹	62	64	66
Fixed income¹	55	77	72
Multi-asset¹	12	38	35
Total traditional investments	42	60	57
Real estate²	15	23	17

Active funds versus peers
Percentage of fund assets ranking in first or second quartile / equaling or exceeding peer index
Equities¹	72	81	78
Fixed income¹	72	60	71
Multi-asset¹	53	60	72
Total traditional investments	66	66	73
Real estate²	12	71	84
Hedge funds³	49	74	72

Passive funds tracking accuracy
Percentage of passive fund assets within applicable tracking tolerance
All asset classes⁴	83	93	93

1 Percentage of active fund assets above benchmark (gross of fees) / peer median. Based on the universe of European-domiciled active wholesale funds available to UBS's wealth management businesses and other wholesale intermediaries as of 30 June 2016. Source of comparison versus peers: ThomsonReuters LIM (Lipper Investment Management). Source of comparison versus benchmark: UBS. Universe represents approximately 70% of all active fund assets and 25% of all actively managed assets (including segregated accounts) in these asset classes globally as of 30 June 2016.    2 Percentage of real estate fund assets above benchmark (gross of fess) / peer median. Universe (versus benchmark) includes all fully discretionary real estate funds with a benchmark representing approximately 70% of real estate gross invested assets as at 31 March 2016. Source: IPD, NFI-ODCE, SXI Real Estate Funds TR. Universe (versus peers) includes all real estate funds with externally verifiable peer groups representing approximately 23% of real estate gross invested assets as of 31 March 2016. Source: ThomsonReuters LIM (Lipper Investment Management).    3 Percentage of fund assets above appropriate HFRI peer indices. Universe of key hedge funds and fund-of-fund products managed on a fully discretionary basis representing approximately 34% of total O'Connor and Hedge Fund Solutions invested assets.    4 Percentage of passive fund assets within applicable tracking tolerance on a gross of fees basis. Performance information represents a universe of European-domiciled institutional and wholesale funds representing approximately 50% of total passive invested assets as of 30 June 2016. Source: UBS.

Investment Bank

Investment Bank

Investment Bank¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Results
Corporate Client Solutions	668	474	822	41	(19)	1,142	1,601
Advisory	166	132	184	26	(10)	298	356
Equity Capital Markets	195	154	337	27	(42)	348	643
Debt Capital Markets	237	145	180	63	32	382	323
Financing Solutions	98	62	106	58	(8)	159	225
Risk Management	(27)	(18)	15	50		(45)	54
Investor Client Services	1,339	1,403	1,540	(5)	(13)	2,742	3,417
Equities	878	920	1,128	(5)	(22)	1,798	2,284
Foreign Exchange, Rates and Credit	461	483	413	(5)	12	943	1,133
Income	2,006	1,877	2,363	7	(15)	3,883	5,018
Credit loss (expense) / recovery	(6)	2	(8)		(25)	(5)	(6)
Total operating income	2,000	1,879	2,355	6	(15)	3,879	5,012
Personnel expenses	828	728	940	14	(12)	1,555	1,948
General and administrative expenses	192	170	162	13	19	362	351
Services (to) / from other business divisions and Corporate Center	687	718	685	(4)	0	1,405	1,366
of which: services from CC – Services	661	691	669	(4)	(1)	1,352	1,336
Depreciation and impairment of property, equipment and software	6	6	6	0	0	13	13
Amortization and impairment of intangible assets	3	3	11	0	(73)	6	18
Total operating expenses²	1,716	1,625	1,804	6	(5)	3,342	3,695
Business division operating profit / (loss) before tax	284	253	551	12	(48)	537	1,317

Adjusted results³
Total operating income as reported	2,000	1,879	2,355	6	(15)	3,879	5,012
of which: gain on a further partial sale of investment in Markit			11				11
Total operating income (adjusted)	2,000	1,879	2,344	6	(15)	3,879	5,001
Total operating expenses as reported	1,716	1,625	1,804	6	(5)	3,342	3,695
of which: personnel-related restructuring expenses	37	17	0			54	2
of which: non-personnel-related restructuring expenses	4	2	1			6	3
of which: restructuring expenses allocated from CC – Services	122	97	65			220	131
of which: impairment of an intangible asset			11				11
Total operating expenses (adjusted)	1,553	1,508	1,727	3	(10)	3,062	3,548
Business division operating profit / (loss) before tax as reported	284	253	551	12	(48)	537	1,317
Business division operating profit / (loss) before tax (adjusted)	447	370	617	21	(28)	817	1,453

Key performance indicators⁴
Pre-tax profit growth (%)	(48.5)	(67.0)	(2.3)			(59.2)	31.8
Cost / income ratio (%)	85.5	86.6	76.3			86.1	73.6
Return on attributed equity (%)⁵	14.8	13.1	30.2			13.9	36.1
Return on assets, gross (%)	3.0	2.9	3.3			3.0	3.5
Average VaR (1-day, 95% confidence, 5 years of historical data)	9	10	11	(10)	(18)	10	12

Adjusted key performance indicators⁴
Pre-tax profit growth (%)	(27.6)	(55.7)	12.6			(43.8)	31.3
Cost / income ratio (%)	77.4	80.3	73.4			78.9	70.9
Return on attributed equity (%)⁵	23.2	19.2	33.8			21.2	39.8
Return on assets, gross (%)	3.0	2.9	3.3			3.0	3.4
Average VaR (1-day, 95% confidence, 5 years of historical data)	9	10	11	(10)	(18)	10	12

Investment Bank¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Additional information
Total assets (CHF billion)⁶	282.2	256.6	263.8	10	7	282.2	263.8
Average attributed equity (CHF billion)⁵	7.7	7.7	7.3	0	5	7.7	7.3
Risk-weighted assets (fully applied, CHF billion)⁷	63.8	63.4	63.3	1	1	63.8	63.3
Return on risk-weighted assets, gross (%)⁸	12.6	11.9	14.8			12.3	15.5
Leverage ratio denominator (fully applied, CHF billion)⁹	267.2	262.2	289.9	2	(8)	267.2	289.9
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	41.3	38.8	39.8			40.0	38.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	1.4	1.7	0.2			1.4	0.2
Personnel (full-time equivalents)	5,014	5,218	5,192	(4)	(3)	5,014	5,192

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    5 Refer to the “Capital management” section of this report for more information.    6 Based on third-party view, i.e., without intercompany balances.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of this report for more information.    8 Based on fully applied risk-weighted assets.    9 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    10 Refer to the "Risk management and control" section of this report for more information on impaired loan exposures.

Results: 2Q16 vs 2Q15

Profit before tax was CHF 284 million compared with CHF 551 million and adjusted profit before tax was CHF 447 million compared with CHF 617 million, mainly as a result of lower revenues in our Equities business and in Corporate Client Solutions, partly offset by lower operating expenses.

Operating income

Total operating income decreased to CHF 2,000 million from CHF 2,355 million. Corporate Client Solutions revenues were CHF 154 million lower, mainly due to lower revenues from public offerings in Equity Capital Markets, as the fee pool decreased 42%. Investor Client Services revenues decreased by CHF 201 million, reflecting lower revenues in our Equities business, partly offset by improved performance in Foreign Exchange, Rates and Credit. Net credit loss expenses remained at a low level. Excluding a gain of CHF 11 million from a partial sale of our investment in the financial information services company Markit in the second quarter of 2015, adjusted operating income decreased to CHF 2,000 million from CHF 2,344 million. In US dollar terms, adjusted operating income decreased 18%.

Operating income by business unit:

Corporate Client Solutions

Corporate Client Solutions revenues decreased to CHF 668 million from CHF 822 million, mainly due to lower revenues in Equity Capital Markets and Risk Management, partly offset by higher revenues in Debt Capital Markets. In US dollar terms, revenues decreased 22%.

Advisory revenues decreased to CHF 166 million from CHF 184 million, reflecting lower revenues from private transactions, partly offset by increased revenues from merger and acquisition transactions.

Equity Capital Markets revenues decreased to CHF 195 million from a strong CHF 337 million, mainly due to lower revenues from public offerings in Asia Pacific. On a global basis, the fee pool decreased 42%.

Debt Capital Markets revenues increased to CHF 237 million from CHF 180 million, mainly due to higher leveraged finance revenues in the Americas.

Financing Solutions revenues decreased to CHF 98 million from CHF 106 million, reflecting a decline in structured financing revenues.

Risk Management revenues were negative CHF 27 million compared with positive CHF 15 million, largely reflecting tightening credit spreads in the second quarter of 2016.

Investor Client Services

Investor Client Services revenues decreased to CHF 1,339 million from CHF 1,540 million, mainly due to a significant decrease in Equities revenues, partly offset by higher revenues in Foreign Exchange, Rates and Credit. In US dollar terms, revenues decreased 17%.

Investment Bank

Equities

Equities revenues decreased to CHF 878 million from CHF 1,128 million with lower revenues across all products, particularly in Asia Pacific. This decrease was partly offset by higher Cash and Financing Services revenues in the Americas.

Cash revenues decreased to CHF 308 million from CHF 345 million, mainly due to lower client activity.

Derivatives revenues decreased to CHF 144 million from CHF 332 million, reflecting lower client activity and weaker trading revenues.

Financing Services revenues decreased to CHF 424 million from CHF 463 million, driven by lower Equity Finance revenues as client activity declined.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased to CHF 461 million from CHF 413 million.

Revenues in both Foreign Exchange and Rates and Credit increased across the majority of products, reflecting higher client activity and market volatility levels, partly driven by the outcome of the UK referendum on EU membership.

Operating expenses

Total operating expenses decreased to CHF 1,716 million from CHF 1,804 million. Excluding net restructuring expenses of CHF 163 million compared with CHF 66 million and an impairment loss of CHF 11 million on an intangible asset in the prior-year quarter, adjusted operating expenses decreased by CHF 174 million to CHF 1,553 million.

Personnel expenses decreased to CHF 828 million from CHF 940 million. Excluding restructuring expenses of CHF 37 million in the second quarter of 2016, adjusted personnel expenses decreased to CHF 791 million from CHF 940 million, mainly due to lower performance-related variable compensation expenses.

General and administrative expenses increased to CHF 192 million from CHF 162 million. Excluding restructuring expenses of CHF 4 million compared with CHF 1 million, adjusted general and administrative expenses increased to CHF 188 million from CHF 161 million, mainly due to CHF 38 million higher net expenses for provisions for litigation, regulatory and similar matters.

Net expenses for services from other business divisions and Corporate Center increased slightly. Excluding restructuring expenses of CHF 122 million compared with CHF 65 million, adjusted net expenses for services from other business divisions and Corporate Center decreased to CHF 565 million from CHF 620 million, mainly due to lower net expenses from Group Technology.

Risk-weighted assets and leverage ratio denominator: 2Q16 vs 1Q16

Risk-weighted assets

Fully applied risk-weighted assets (RWA) slightly increased to CHF 64 billion as of 30 June 2016 and remained below our short- to medium-term expectation of around CHF 85 billion. The increase was mainly due to CHF 1 billion higher market risk RWA as a result of changes in the risk profile within Equities. Credit risk RWA were stable. A decrease following the application of revised credit conversion factors to off-balance sheet exposures was largely offset by an increase due to higher FINMA multipliers.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The fully applied leverage ratio denominator (LRD) increased by CHF 5 billion to CHF 267 billion as of 30 June 2016 and remained below our short- to medium-term expectation of around CHF 325 billion.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Personnel: 2Q16 vs 1Q16

The Investment Bank employed 5,014 personnel as of 30 June 2016, a decrease of 204 compared with 5,218 as of 31 March 2016, mainly driven by ongoing cost reduction programs.

Results: 6M16 vs 6M15

Profit before tax was CHF 537 million compared with CHF 1,317 million and adjusted profit before tax was CHF 817 million compared with CHF 1,453 million, mainly as a result of lower revenues in both Investor Client Services and Corporate Client Solutions, partly offset by lower operating expenses.

Revenues in Corporate Client Solutions decreased to CHF 1,142 million from CHF 1,601 million. Advisory revenues decreased by CHF 58 million to CHF 298 million, reflecting lower revenues from private transactions. Equity Capital Markets revenues decreased to CHF 348 million from CHF 643 million, reflecting a market fee pool decline of 45%. Debt Capital Markets revenues increased to CHF 382 million from CHF 323 million driven by higher leveraged finance revenues. Financing Solutions revenues decreased to CHF 159 million from CHF 225 million, reflecting subdued client activity and margin compression. Risk Management revenues were negative CHF 45 million compared with positive CHF 54 million, mainly due to tightening credit spreads and as the prior-year period included a gain on a portfolio macro hedge. In US dollar terms, Corporate Client Solutions revenues decreased 32%.

Investor Client Services revenues decreased to CHF 2,742 million from CHF 3,417 million, as revenues in both Equities and Foreign Exchange, Rates and Credit declined. Equities revenues decreased by CHF 486 million to CHF 1,798 million, with lower revenues across all products, particularly in Asia Pacific. This decrease was partly offset by higher revenues across all products in the Americas. Cash revenues decreased to CHF 633 million from CHF 728 million, mainly due to lower commission income, reflecting lower client activity levels. Derivatives revenues decreased to CHF 383 million from CHF 703 million, mainly as a result of lower client activity and weaker trading revenues. Financing Services revenues decreased to CHF 772 million from CHF 871 million, due to lower Equity Finance revenues, notably in Asia Pacific. Foreign Exchange, Rates and Credit revenues decreased to CHF 943 million from CHF 1,133 million, mainly as the first quarter of 2015 benefited from higher volatility and client activity levels following the Swiss National Bank's actions in January 2015. In US dollar terms, Investor Client Services revenues decreased 23%.

Total operating expenses decreased to CHF 3,342 million from CHF 3,695 million. Excluding net restructuring expenses of CHF 280 million compared with CHF 136 million and an impairment loss on an intangible asset of CHF 11 million in the first half of 2015, adjusted operating expenses decreased to CHF 3,062 million from CHF 3,548 million, mainly due to lower performance-related variable compensation expenses.

Corporate Center

Corporate Center

Corporate Center¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Results
Total operating income	142	(252)	131		8	(110)	778
Personnel expenses	975	983	1,011	(1)	(4)	1,959	1,999
General and administrative expenses	1,083	1,104	1,081	(2)	0	2,187	2,266
Services (to) / from business divisions	(1,952)	(2,043)	(1,895)	(4)	3	(3,995)	(3,776)
Depreciation and impairment of property, equipment and software	228	232	196	(2)	16	460	403
Amortization and impairment of intangible assets	5	5	5	0	0	11	11
Total operating expenses²	340	282	399	21	(15)	621	903
Operating profit / (loss) before tax	(198)	(534)	(267)	(63)	(26)	(731)	(125)

Adjusted results³
Total operating income as reported	142	(252)	131		8	(110)	778
of which: own credit			259				486
of which: gains on sales of real estate	120					120	378
of which: net foreign currency translation gains / (losses)	(26)	(123)				(149)
Total operating income (adjusted)	48	(129)	(128)			(81)	(86)
Total operating expenses as reported	340	282	399	21	(15)	621	903
of which: personnel-related restructuring expenses	139	107	92			246	154
of which: non-personnel-related restructuring expenses	168	118	70			287	300
of which: restructuring expenses allocated from CC – Services	(282)	(232)	(149)			(514)	(312)
Total operating expenses (adjusted)	315	288	387	9	(19)	602	760
Operating profit / (loss) before tax as reported	(198)	(534)	(267)	(63)	(26)	(731)	(125)
Operating profit / (loss) before tax (adjusted)	(267)	(417)	(514)	(36)	(48)	(683)	(846)

Additional information
Average attributed equity (CHF billion)⁴	29.6	28.7	25.9	3	14	29.2	26.0
Total assets (CHF billion)⁵	374.4	380.8	351.0	(2)	7	374.4	351.0
Risk-weighted assets (fully applied, CHF billion)⁶	62.1	62.7	61.1	(1)	2	62.1	61.1
Leverage ratio denominator (fully applied, CHF billion)⁷	292.6	310.6	291.4	(6)	0	292.6	291.4
Personnel (full-time equivalents)	23,925	23,894	23,443	0	2	23,925	23,443

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the "Capital management" section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    7 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Corporate Center – Services

Corporate Center – Services¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Results
Total operating income	78	(55)	(41)			23	333
Personnel expenses	947	968	965	(2)	(2)	1,916	1,915
General and administrative expenses	1,016	1,042	1,027	(2)	(1)	2,058	2,166
Depreciation and impairment of property, equipment and software	228	232	196	(2)	16	460	403
Amortization and impairment of intangible assets	5	5	5	0	0	11	11
Total operating expenses before allocations to BDs and other CC units	2,197	2,247	2,194	(2)	0	4,444	4,495
Services (to) / from business divisions and other CC units	(2,007)	(2,099)	(1,982)	(4)	1	(4,106)	(3,946)
of which: services to Wealth Management	(545)	(562)	(519)	(3)	5	(1,107)	(1,027)
of which: services to Wealth Management Americas	(297)	(315)	(293)	(6)	1	(611)	(583)
of which: services to Personal & Corporate Banking	(298)	(311)	(292)	(4)	2	(609)	(584)
of which: services to Asset Management	(132)	(142)	(118)	(7)	12	(275)	(241)
of which: services to Investment Bank	(661)	(691)	(669)	(4)	(1)	(1,352)	(1,336)
of which: services to CC – Group ALM	(26)	(29)	(19)	(10)	37	(55)	(34)
of which: services to CC – Non-core and Legacy Portfolio	(55)	(56)	(79)	(2)	(30)	(111)	(159)
Total operating expenses²	190	148	212	28	(10)	338	549
Operating profit / (loss) before tax	(113)	(203)	(253)	(44)	(55)	(315)	(217)

Adjusted results³
Total operating income as reported	78	(55)	(41)			23	333
of which: gains on sales of real estate	120					120	378
Total operating income (adjusted)	(42)	(55)	(41)	(24)	2	(97)	(45)
Total operating expenses as reported before allocations	2,197	2,247	2,194	(2)	0	4,444	4,495
of which: personnel-related restructuring expenses	139	107	85			245	146
of which: non-personnel-related restructuring expenses	168	118	70			287	300
Total operating expenses (adjusted) before allocations	1,890	2,022	2,040	(7)	(7)	3,912	4,049
Services (to) / from BDs and other CC units	(2,007)	(2,099)	(1,982)	(4)	1	(4,106)	(3,946)
of which: restructuring expenses allocated to BDs and other CC units	(287)	(233)	(155)			(520)	(328)
Total operating expenses as reported after allocations	190	148	212	28	(10)	338	549
Total operating expenses (adjusted) after allocations	170	156	212	9	(20)	325	431
Operating profit / (loss) before tax as reported	(113)	(203)	(253)	(44)	(55)	(315)	(217)
Operating profit / (loss) before tax (adjusted)	(213)	(211)	(253)	1	(16)	(422)	(477)

Additional information
Average attributed equity (CHF billion)⁴	23.2	22.2	19.7	5	18	22.7	19.6
Total assets (CHF billion)⁵	22.3	22.2	19.3	0	16	22.3	19.3
Risk-weighted assets (fully applied, CHF billion)⁶	23.9	24.0	20.3	0	18	23.9	20.3
Leverage ratio denominator (fully applied, CHF billion)⁷	5.1	5.1	4.8	0	6	5.1	4.8
Personnel (full-time equivalents)	23,721	23,695	23,221	0	2	23,721	23,221

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the "Capital management" section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    7 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Corporate Center

Results: 2Q16 vs 2Q15

Corporate Center – Services recorded a loss before tax of CHF 113 million compared with CHF 253 million and on an adjusted basis recorded a loss before tax of CHF 213 million compared with CHF 253 million.

Operating income

Operating income was positive CHF 78 million compared with negative CHF 41 million. Excluding gains on sale of real estate in Switzerland of CHF 120 million, adjusted operating income was negative CHF 42 million compared with negative CHF 41 million and mainly related to funding costs.

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

On a gross basis before allocations to the business divisions and other Corporate Center units, total operating expenses increased by CHF 3 million to CHF 2,197 million. Excluding net restructuring expenses of CHF 307 million compared with CHF 155 million, adjusted operating expenses before allocations decreased by CHF 149 million to CHF 1,890 million.

Personnel expenses decreased by CHF 18 million to CHF 947 million. On an adjusted basis, excluding net restructuring expenses of CHF 139 million compared with CHF 85 million, personnel expenses decreased by CHF 72 million, mainly as a result of outsourcing, near- and offshoring initiatives and lower pension-related costs. General and administrative expenses decreased by CHF 11 million to CHF 1,016 million and included net restructuring expenses of CHF 169 million compared with CHF 69 million, driven by continued near- and offshoring initiatives and by IT platform optimization costs within Group Technology. Excluding net restructuring expenses, adjusted general and administrative expenses decreased by CHF 111 million, reflecting lower outsourcing and occupancy costs. Depreciation expenses increased to CHF 228 million from CHF 196 million, primarily related to internally generated capitalized software.

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated expenses of CHF 2,007 million to the business divisions and other Corporate Center units compared with CHF 1,982 million.

Excluding allocated net restructuring expenses of CHF 287 million compared with CHF 155 million, net allocated expenses for services to business divisions and other Corporate Center units were CHF 1,720 million compared with CHF 1,827 million, mainly reflecting the aforementioned cost reductions.

Operating expenses after service allocations to / from business divisions and other Corporate Center units

Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain retained restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations decreased to CHF 190 million from CHF 212 million and to CHF 170 million from CHF 212 million on an adjusted basis, mainly due to lower retained costs related to strategic and regulatory projects.

Personnel: 2Q16 vs 1Q16

As of 30 June 2016, Corporate Center – Services employed 23,721 personnel compared with 23,695 as of 31 March 2016, reflecting increases in our near- and offshore locations, partly offset by a reduction in onshore personnel.

Results: 6M16 vs 6M15

Corporate Center – Services recorded a loss before tax of CHF 315 million compared with CHF 217 million and on an adjusted basis recorded a loss before tax of CHF 422 million compared with CHF 477 million.

Total operating income was CHF 23 million compared with CHF 333 million. Excluding gains on sales of real estate of CHF 120 million compared with CHF 378 million, adjusted income was negative CHF 97 million compared with negative CHF 45 million, mainly due to lower income from the investment of the Group's equity allocated from Corporate Center – Group Asset and Liability Management.

On a gross basis before allocations, total operating expenses decreased by CHF 51 million to CHF 4,444 million. Excluding net restructuring expenses of CHF 532 million compared with CHF 446 million, adjusted operating expenses before allocations decreased by CHF 137 million to CHF 3,912 million, mainly reflecting a reduction in personnel expenses, primarily as a result of near- and offshoring initiatives, and a decrease in outsourcing and occupancy costs. These reductions were partly offset by increased depreciation expenses for internally generated capitalized software.

Corporate Center – Services allocated expenses of CHF 4,106 million to the business divisions and other Corporate Center units compared with CHF 3,946 million. Excluding allocated net restructuring expenses of CHF 520 million compared with CHF 328 million, net allocated expenses were CHF 3,586 million compared with CHF 3,618 million, mainly reflecting the aforementioned cost reductions. Total operating expenses remaining in Corporate Center – Services after allocations decreased to CHF 338 million from CHF 549 million mainly as the first half of 2015 included retained real estate restructuring expenses of CHF 112 million. On an adjusted basis, retained expenses decreased to CHF 325 million from CHF 431 million due to lower retained costs for strategic and regulatory projects.

Corporate Center – Group Asset and Liability Management

Corporate Center – Group ALM¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Results
Business division-aligned risk management net income	209	218	208	(4)	0	427	449
Capital investment and issuance net income	24	33	55	(27)	(56)	57	164
Group structural risk management net income	(143)	(101)	(146)	42	(2)	(243)	(256)
Total risk management net income before allocations	90	151	117	(40)	(23)	240	356
Allocations to business divisions and other CC units	(143)	(168)	(191)	(15)	(25)	(311)	(480)
of which: Wealth Management	(101)	(106)	(105)	(5)	(4)	(207)	(236)
of which: Wealth Management Americas	(23)	(21)	(29)	10	(21)	(44)	(52)
of which: Personal & Corporate Banking	(85)	(94)	(88)	(10)	(3)	(180)	(210)
of which: Asset Management	(2)	(3)	(4)	(33)	(50)	(5)	(9)
of which: Investment Bank	57	59	52	(3)	10	116	86
of which: CC – Services	(16)	(21)	(31)	(24)	(48)	(36)	(86)
of which: CC – Non-core and Legacy Portfolio	28	18	15	56	87	46	27
Total risk management net income after allocations	(53)	(17)	(74)	212	(28)	(70)	(124)
Accounting asymmetries related to economic hedges	61	(89)	(58)			(28)	(102)
Hedge accounting ineffectiveness²	11	39	(32)	(72)		50	134
Other	52	40	42	30	24	93	57
Total operating income (adjusted)³	71	(27)	(121)			45	(35)
Net foreign currency translation gains / (losses)	(26)	(123)				(149)
Own credit			259				486
Total operating income as reported	45	(150)	138		(67)	(104)	451
Personnel expenses	8	8	7	0	14	15	15
General and administrative expenses	5	3	4	67	25	8	8
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	(11)	(13)	(5)	(15)	120	(23)	(20)
Total operating expenses⁴	2	(2)	7		(71)	0	2
Operating profit / (loss) before tax as reported	44	(148)	132		(67)	(104)	449
Operating profit / (loss) before tax (adjusted)³	70	(25)	(127)			45	(37)

Additional information
Average attributed equity (CHF billion)⁵	4.1	4.2	3.3	(2)	24	4.2	3.4
Total assets (CHF billion)⁶	251.5	258.8	218.3	(3)	15	251.5	218.3
Risk-weighted assets (fully applied, CHF billion)⁷	6.9	7.1	9.2	(3)	(25)	6.9	9.2
Leverage ratio denominator (fully applied, CHF billion)⁸	254.8	264.5	216.2	(4)	18	254.8	216.2
Personnel (full-time equivalents)	134	127	122	6	10	134	122

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Does not include ineffectiveness of hedges of net investments in foreign operations.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    5 Refer to the “Capital management” section of this report for more information.    6 Based on third-party view, i.e., without intercompany balances.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    8 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Corporate Center

Results: 2Q16 vs 2Q15

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a profit before tax of CHF 44 million compared with CHF 132 million and on an adjusted basis recorded a profit before tax of CHF 70 million compared with a loss of CHF 127 million, mainly as a result of accounting asymmetries related to economic hedges.

Operating income

Total operating income decreased to CHF 45 million from CHF 138 million. Excluding a net foreign currency translation loss of CHF 26 million in the second quarter of 2016, as well as an own credit gain of CHF 259 million in the second quarter of 2015, adjusted total operating income retained by Group ALM was positive CHF 71 million compared with negative CHF 121 million. This increase was primarily due to accounting asymmetries related to economic hedges.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of our first quarter 2016 report for more information on the business activities of Group ALM

Business division-aligned risk management net income

Net income from business division-aligned risk management activities was CHF 209 million compared with CHF 208 million, reflecting an increase in interest rate risk management revenues in the banking book for Wealth Management and Personal & Corporate Banking, offset by lower revenues from the investment of surplus funding from Wealth Management deposits.

Capital investment and issuance net income

Net income from capital investment and issuance activities was CHF 24 million compared with CHF 55 million, mainly due to an increase in net interest expense resulting from issuances over the previous year of additional tier 1 capital and senior unsecured debt that will contribute to our total loss-absorbing capacity (TLAC).

Group structural risk management net income

Net income from Group structural risk management activities was negative CHF 143 million compared with negative CHF 146 million. An increase in income of CHF 78 million from the management of the Group's high-quality liquid assets (HQLA), mainly due to wider spreads between certain HQLA and internal funding liabilities, was largely offset by an increase in net interest expense of CHF 74 million from issuances of long-term debt over the previous year.

Allocations to business divisions and other Corporate Center units

Combined allocations from risk management activities to business divisions and other Corporate Center units were CHF 143 million compared with CHF 191 million. This primarily reflects the allocation of the aforementioned higher interest expense for issuances of additional tier 1 capital and TLAC instruments, which is fully allocated to business divisions and other Corporate Center units in proportion to their attributed equity. In addition, cost allocations from Group structural risk management activities increased. This allocation is based on consumption of funding and liquidity risk by the business divisions and other Corporate Center units.

Total risk management net income after allocations

Group ALM retained negative CHF 53 million from its risk management activities after allocations compared with negative CHF 74 million, reflecting the aforementioned increase in cost allocations from Group structural risk management activities.

Retained income from risk management activities is entirely related to Group structural risk management and is mainly the net result of costs from buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and the revenues generated by Group ALM from the management of the Group's HQLA portfolio relative to the benchmark rates used to allocate the costs. Retained income from risk management activities can vary significantly quarter on quarter. However, under current market conditions, we expect it to average around negative CHF 50 million per quarter in the short term.

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was positive CHF 61 million compared with negative CHF 58 million, primarily due to a fair value gain of CHF 95 million on certain internal funding transactions due to the tightening of funding spreads, compared with a loss of CHF 56 million. This was partly offset as the gain related to HQLA classified as available for sale decreased to CHF 17 million from CHF 76 million. The lower magnitude of this asymmetrical result reflects the change applied since the first quarter of 2016 to classify the majority of newly purchased HQLA debt securities as financial assets designated at fair value through profit or loss, instead of classifying them as financial assets available for sale.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of our first quarter 2016 report for more information on the accounting asymmetry related to financial assets available for sale

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness on hedge-accounted derivatives was positive CHF 11 million compared with negative CHF 32 million. This ineffectiveness primarily arises from changes in the spread between LIBOR and the overnight index swap rate due to differences in the way these impact the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate.

Other

Other net income was CHF 52 million compared with CHF 42 million. This net income mainly relates to interest income retained by Group ALM on behalf of non-controlling interests.

Balance sheet, risk-weighted assets, leverage ratio denominator: 2Q16 vs 1Q16

Balance sheet assets

Balance sheet assets decreased by CHF 7 billion to CHF 251 billion, mainly reflecting a decrease in the net funds transferred to Group ALM by the business divisions.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Risk-weighted assets

Fully applied risk-weighted assets were stable at CHF 7 billion as of 30 June 2016.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased to CHF 255 billion from CHF 265 billion, mainly reflecting a decrease in the net funds transferred to Group ALM by the business divisions, as well as a reduction in off-balance sheet exposures.

→   Refer to the “Capital management” section of this report for more information

Results: 6M16 vs 6M15

Group ALM recorded a loss before tax of CHF 104 million compared with a profit before tax of CHF 449 million and on an adjusted basis recorded a profit before tax of CHF 45 million compared with a loss before tax of CHF 37 million.

Total operating income was negative CHF 104 million compared with positive CHF 451 million. Excluding net foreign currency translation losses of CHF 149 million in the first half of 2016 and an own credit gain of CHF 486 million in the first half of 2015, adjusted total operating income was positive CHF 45 million compared with negative CHF 35 million.

Net income from risk management activities before allocations decreased by CHF 116 million to CHF 240 million. This was mainly due to a decrease in net income from capital investment and issuance activities of CHF 107 million to CHF 57 million, driven by lower revenues from the investment of the Group's equity and by higher interest expenses related to the issuance of capital and TLAC instruments. Revenues related to business division-aligned risk management decreased by CHF 22 million to CHF 427 million, mainly due to a decrease in revenues from investment of surplus funding from Wealth Management deposits.

Net income from Group structural risk management activities was largely unchanged at negative CHF 243 million compared with negative CHF 256 million.

Revenue allocations to business divisions and other Corporate Center units decreased by CHF 169 million to CHF 311 million, mainly due to the aforementioned reductions in capital investment and issuance net income and business division-aligned risk management net income.

Net income after allocations from Group structural risk management improved by CHF 54 million to negative CHF 70 million, mainly due to an increase in revenues from the Group's HQLA portfolios that are retained by Group ALM.

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was negative CHF 28 million compared with negative CHF 102 million. This improvement was mainly due to a fair value gain of CHF 109 million compared with a loss of CHF 87 million on certain internal funding transactions, resulting from the tightening of funding spreads, partly offset by a loss of CHF 91 million compared with a gain of CHF 5 million related to HQLA classified as available for sale.

Net income related to hedge accounting ineffectiveness on hedge-accounted derivatives was CHF 50 million compared with CHF 134 million. This ineffectiveness primarily arises from changes in the spread between LIBOR and the overnight index swap rate due to differences in the way these impact the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate.

Other net income was CHF 93 million compared with CHF 57 million and mainly related to interest income retained by Group ALM on behalf of non-controlling interests.

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Results
Income	19	(44)	35		(46)	(26)	(8)
Credit loss (expense) / recovery	0	(3)	0			(3)	2
Total operating income	19	(47)	35		(46)	(29)	(6)
Personnel expenses	20	7	38	186	(47)	28	69
General and administrative expenses	62	60	50	3	24	122	92
Services (to) / from business divisions and other CC units	65	69	92	(6)	(29)	134	190
of which: services from CC – Services	55	56	79	(2)	(30)	111	159
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses²	148	135	180	10	(18)	283	351
Operating profit / (loss) before tax	(129)	(183)	(145)	(30)	(11)	(312)	(357)

Adjusted results³
Total operating income as reported	19	(47)	35		(46)	(29)	(6)
Total operating income (adjusted)	19	(47)	35		(46)	(29)	(6)
Total operating expenses as reported	148	135	180	10	(18)	283	351
of which: personnel-related restructuring expenses	0	1	7			1	8
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	5	1	6			6	16
Total operating expenses (adjusted)	143	133	167	8	(14)	277	327
Operating profit / (loss) before tax as reported	(129)	(183)	(145)	(30)	(11)	(312)	(357)
Operating profit / (loss) before tax (adjusted)	(124)	(181)	(132)	(31)	(6)	(306)	(333)

Additional information
Average attributed equity (CHF billion)⁴	2.3	2.3	2.9	0	(21)	2.3	3.1
Total assets (CHF billion)⁵	100.5	99.8	113.4	1	(11)	100.5	113.4
Risk-weighted assets (fully applied, CHF billion)⁶	31.3	31.6	31.6	(1)	(1)	31.3	31.6
Leverage ratio denominator (fully applied, CHF billion)⁷	32.7	41.1	70.4	(20)	(54)	32.7	70.4
Personnel (full-time equivalents)	70	73	101	(4)	(31)	70	101

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Note 18 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the "Capital management" section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    7 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Results: 2Q16 vs 2Q15

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 129 million compared with CHF 145 million.

Operating income

Total operating income was CHF 19 million compared with CHF 35 million and included valuation gains on financial assets designated at fair value and other fair value gains due to market movements. The second quarter of 2015 included a gain of CHF 57 million related to the settlement of two litigation claims, partly offset by losses related to unwind and novation activities.

Operating expenses

Total operating expenses decreased to CHF 148 million from CHF 180 million, predominantly as net expenses for services from business divisions and other Corporate Center units decreased by CHF 27 million resulting from lower service consumption.

Balance sheet, risk-weighted assets and leverage ratio denominator: 2Q16 vs 1Q16

Balance sheet assets

Balance sheet assets increased by CHF 1 billion to CHF 101 billion. Positive replacement values (PRVs) increased by CHF 1 billion, mainly related to our over-the-counter (OTC) rates derivative exposures, where the movement was driven by interest rate movements partly offset by trade terminations and maturities as well as currency movements. Assets classified as Level 3 in the fair value hierarchy totaled CHF 2 billion as of 30 June 2016.

Risk-weighted assets

Risk-weighted assets (RWA) were broadly unchanged at CHF 31 billion.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased to CHF 33 billion from CHF 41 billion, mainly due to a reduction in derivative exposures due to improved netting of long and short written credit derivative positions.

→   Refer to the “Capital management” section of this report for more information

Results: 6M16 vs 6M15

Non-core and Legacy Portfolio recorded a loss before tax of CHF 312 million compared with a loss of CHF 357 million. Operating income was negative CHF 29 million compared with negative CHF 6 million. Operating expenses decreased by CHF 68 million to CHF 283 million, mainly as net expenses for services from business divisions and other Corporate Center units decreased by CHF 56 million.

Corporate Center

Composition of Non-core and Legacy Portfolio

An overview of the composition of Non-core and Legacy Portfolio is presented in the table below. The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions.

CHF billion
Exposure category	Description	RWA¹		Total assets²		LRD³
		30.6.16	31.3.16	30.6.16	31.3.16	30.6.16	31.3.16
Rates (linear)	Consists of linear OTC products (primarily vanilla interest rate, inflation, basis and cross-currency swaps for all major currencies and some emerging markets) and non-linear OTC products (vanilla and structured options). More than 95% of gross PRV is collateralized. Uncollateralized exposures are well diversified across counterparties, of which the majority is rated investment grade. Approximately 50% of gross PRV is due to mature by end-2021.	4.2	3.4	62.0	60.1	12.7	14.5
Rates (non-linear)		0.6	0.9	23.0	23.8	1.8	2.7
Credit	Consists primarily of a residual structured credit book that is largely hedged against market risk. The remaining counterparty risk is fully collateralized and diversified across multiple names. The residual structured credit book is expected to materially run off by end-2018. Also includes corporate lending and residual distressed credit positions, with a similar expected run-off profile.	0.5	0.5	1.4	1.8	3.1	6.7
Securitizations	Consists primarily of a portfolio of CDS positions referencing ABS assets with related cash and synthetic hedges to mitigate the impact of directional movements. The majority of the remaining positions are expected to run off by end-2018.	1.0	1.3	1.4	1.5	1.5	1.6
Auction preferred stock (APS) and auction rate securities (ARSs)	Portfolio of long-dated APS and municipal ARSs. All APS were rated A or above and all ARS exposures were rated Ba1 or above as of 30 June 2016.	0.8	0.8	2.6	2.6	2.6	2.6
Muni swaps and options	Swaps and options with US state and local governments. Over 95% of the PRV is with counterparties that were rated investment grade as of 30 June 2016.	0.4	0.5	3.4	3.3	2.6	2.4
Other	Exposures to CVA and related hedging activity, as well as a diverse portfolio of smaller positions.	2.3	2.6	6.7	6.7	8.4	10.6
Operational risk	Operational risk RWA allocated to Non-core and Legacy Portfolio.	21.5	21.5	–	–	–	–
Total		31.3	31.6	100.5	99.8	32.7	41.1

1 Fully applied and phase-in RWA.    2 Total assets of CHF 100.5 billion as of 30 June 2016 (CHF 99.8 billion as of 31 March 2016) include positive replacement values (gross exposure excluding the impact of any counterparty netting) of CHF 84.8 billion (CHF 83.5 billion as of 31 March 2016).    3 Swiss SRB leverage ratio denominator.

Risk, treasury and capital management

Management report

49	Risk management and control
49	Credit risk
49	Market risk
50	Country risk
50	Key risk metrics

53	Balance sheet, liquidity and funding management
53	Strategy, objectives and governance
53	Assets and liquidity management
56	Liabilities and funding management

58	Capital management
58	Regulatory framework and requirements
63	Swiss SRB capital
67	Risk-weighted assets
69	Leverage ratio
72	Differences between the current Swiss SRB and BIS frameworks
73	Equity attribution and return on attributed equity

74	UBS shares

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the "Risk management and control" section of our Annual Report 2015.

Credit risk

Overall credit risk exposures were broadly unchanged during the second quarter of 2016 and net credit loss expenses remained low at CHF 7 million. Market volatility remained high during the quarter, particularly in the lead-up to, and following, the UK referendum on EU membership. The high market volatility led to an increase in the level of margin calls within our security-backed lending businesses. Margin calls were largely resolved within the normal process and did not result in any material losses. Our Swiss lending portfolios continued to perform well, although we remain watchful for signs of deterioration in the Swiss economy that could impact some of our counterparties and lead to an increase in credit loss expenses in future periods from the low levels recently observed.

We continue to closely monitor exposures to counterparties in the oil and gas sector. As of 30 June 2016, our total funded and unfunded net banking products exposure to this sector was CHF 5.1 billion, CHF 0.3 billion lower than on 31 March 2016. Net additional allowances of CHF 3 million were recognized against these exposures during the quarter in the Investment Bank, bringing total specific and collective allowances against oil and gas exposures to CHF 59 million. Several counterparties filed for bankruptcy during the second quarter of 2016, but loan loss expectations are still relatively contained provided energy prices do not retrace earlier lows. Using an assumed average oil price of USD 25 per barrel through the end of 2017, we estimate that any additional credit loss expense would be less than CHF 100 million. In arriving at this estimate, we have considered, among other things, the estimated effect of the decline in the value of oil and gas reserves pledged in support of reserve-based loans in the exploration and production segment, assumed higher default rates and lower recoveries for the oil field services segment, and made other significant assumptions. We have not taken into account any broader macroeconomic effects of a prolonged period of depressed energy prices, nor have we considered indirect effects. All of these factors may result in actual losses being materially higher or lower than this estimate, and there can be no certainty over the timing of recognition of actual losses.

After the modest volumes during the first quarter of the year, leveraged loan underwriting activity in the Investment Bank increased. Distribution was sound and included the small number of sub-investment grade deals which had been retained beyond their original targeted distribution date as discussed in our first quarter 2016 report.

Market risk

We continued to manage market risks at low levels, and incurred no significant trading losses during the period of high market volatility around the date of the UK referendum. Average 1-day, 95% confidence level, management value-at-risk (VaR) was largely unchanged at CHF 11 million. With management VaR at such low levels, the measure is relatively volatile and is affected by sizable client trades such as equity block transactions or option expiries. There was one new Group VaR negative backtesting exception in the second quarter of 2016. This brought the total number of negative exceptions within a 250 business day window to nine, increasing the FINMA VaR multiplier for the market risk RWA calculation from 3.75 to 3.85. The significant market volatility contributed to this latest exception, as did adjustments to trading revenues arising from non-daily marking or valuation processes, which result in the recognition of profits and losses disconnected from the previous day's backtesting VaR. We have ongoing initiatives to reduce such adjustments. As outlined in our first quarter 2016 report, we do not believe that the recent increase in the number of negative backtesting exceptions indicates a deficiency in our VaR model.

→   Refer to “Market risk” in the “Risk, treasury and capital management” section of our first quarter 2016 report for more information on our backtesting exceptions

As of 30 June 2016, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was negative CHF 0.2 million compared with negative CHF 1.7 million as of 31 March 2016. The CHF 1.5 million reduction was driven by Wealth Management Americas whose modeled client rate duration for the non-maturity deposits rose in response to lower market rates.

Risk management and control

Country risk

We are closely following developments in Europe following the UK referendum on EU membership, with potential adverse consequences for the UK economy and the weak EU economic recovery. In this context, peripheral European countries continue to cause concerns.

In the second quarter of 2016, our direct exposure to peripheral European countries remained limited, although we have significant country risk exposure to major EU economies, including the UK.

The Global Recession scenario, which is the binding scenario in our suite of combined stress testing scenarios, has a renewed eurozone crisis at its core, such that potential effects are captured in the calculation of our post-stress fully applied common equity tier 1 (CET1) capital ratio.

Following the UK referendum on EU membership, bank share prices fell sharply, particularly those of Italian banks. The Italian banking sector’s preexisting challenges are accentuated by the current market environment, which limits Italian banks’ options to raise capital on their own. We continue to closely monitor this sector. Of our total country risk exposure to Italy of CHF 3,024 million at the end of June, CHF 307 million was to Italian banks.

As disclosed in our Annual Report 2015, we are comfortable with our direct exposure to China and our exposure to other emerging markets countries is generally well diversified.

→   Refer to the ”Risk management and control“ section of our Annual Report 2015 for more information

Key risk metrics

Banking and traded products exposure by business division and Corporate Center unit
	30.6.16
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	109,946	51,913	153,752	382	61,607	654	99,984	1,137	479,374
of which: loans (on-balance sheet)	102,804	48,931	134,777	4	16,304	18	6,434	189	309,460
of which: guarantees and loan commitments (off-balance sheet)	3,735	952	17,559	0	34,313	10	0	948	57,516
Total impaired exposure, gross	76	27	1,105		193			30	1,431
of which: impaired loan exposure, gross	76	27	851		166			30	1,149
Total allowances and provisions for credit losses	62	28	495	0	89	0	0	16	691
Traded products¹˒⁵
Gross exposure	7,229	1,566	1,939	0	42,036				52,769
of which: over-the-counter derivatives	6,177	29	1,850	0	20,003				28,058
of which: securities financing transactions	0	250	0	0	15,057				15,306
of which: exchange-traded derivatives	1,052	1,287	89	0	6,976				9,405

	31.3.16
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	109,032	49,839	152,396	383	65,828	628	112,572	1,490	492,169
of which: loans (on-balance sheet)	102,434	46,832	135,041	3	15,583	11	6,728	103	306,736
of which: guarantees and loan commitments (off-balance sheet)	3,691	1,147	15,620	0	39,894	11	0	1,354	61,718
Total impaired exposure, gross	88	27	1,166		217			30	1,527
of which: impaired loan exposure, gross	88	27	892		201			30	1,237
Total allowances and provisions for credit losses	66	29	503	0	82	0	0	15	694
Traded products¹˒⁵
Gross exposure	6,625	1,397	1,525	0	37,114				46,661
of which: over-the-counter derivatives	5,746	8	1,459	0	17,813				25,027
of which: securities financing transactions	0	264	0	0	14,082				14,346
of which: exchange-traded derivatives	878	1,125	66	0	5,219				7,288

1 Internal management view of credit risk, which differs in certain respects from IFRS.    2 Does not include reclassified securities and similar acquired securities held by CC – Non-core and Legacy Portfolio.    3 Excludes loans designated at fair value.    4 As of 30 June 2016, IFRS loans exposure for the Investment Bank and CC – Non-core and Legacy Portfolio was CHF 11,828 million (31 March 2016: CHF 11,539 million) and CHF 2,732 million (31 March 2016: CHF 2,940 million), respectively.  For all other business divisions and Corporate Center units, IFRS loans exposure was the same as the internal management view.    5 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, CC – Non-core and Legacy Portfolio and CC – Group ALM is provided.

Wealth Management, Wealth Management Americas and Personal & Corporate Banking loan portfolios, gross
	Wealth Management		Wealth Management Americas		Personal & Corporate Banking
CHF million	30.6.16	31.3.16	30.6.16	31.3.16	30.6.16	31.3.16
Secured by residential property	32,131	32,068	8,736	8,349	96,735	97,069
Secured by commercial / industrial property	2,003	1,920	0	0	18,531	18,848
Secured by cash	15,465	15,106	1,247	1,051	1,882	1,984
Secured by securities	46,378	46,922	38,050	36,582	1,638	1,658
Secured by guarantees and other collateral	6,284	6,003	607	603	6,720	6,207
Unsecured loans	543	415	290	247	9,272	9,275
Total loans, gross	102,804	102,434	48,931	46,832	134,777	135,041
Total loans, net of allowances	102,742	102,369	48,902	46,804	134,316	134,572

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type¹
					Average by risk type
CHF million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	15	8	9	4	9	3	3	1
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	6	8	8	7	0	7	0	0	0
CC – Non-core and Legacy Portfolio	4	4	4	4	0	3	2	1	0
Diversification effect²˒³			(10)	(10)	0	(10)	(2)	(1)	0
Total 30.6.16	8	18	11	11	4	11	4	3	1
Total 31.3.16	9	16	10	12	6	10	4	4	1

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Risk management and control

Interest rate sensitivity – banking book¹˒²
CHF million	–200 bps	–100 bps	+ 1bp	+100 bps	+200 bps
CHF	(7.3)	(7.3)	0.3	30.7	60.5
EUR	(136.1)	(136.8)	(0.3)	(29.1)	(53.2)
GBP	(186.8)	(100.6)	0.1	2.3	(7.2)
USD	548.6	409.4	(0.4)	(6.5)	(35.4)
Other	(5.6)	(8.2)	0.0	5.1	10.4
Total effect on interest rate-sensitive banking book positions 30.6.16	212.7	156.5	(0.2)	2.5	(24.8)
Total effect on interest rate-sensitive banking book positions 31.3.16	209.5	130.7	(1.7)	(163.8)	(348.6)

1 Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes.    2 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Wealth Management and Personal & Corporate Banking client transactions are generally being floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA/Aaa by at least one major rating agency
CHF million	30.6.16							31.3.16
	Banking products		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges¹	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges¹
Austria	27	27	315	192	653	996	873	560	435
Belgium	93	93	124	124	62	279	279	392	392
Finland	113	81	44	44	493	651	618	654	622
France	1,040	772	1,379	1,249	2,326	4,746	4,347	5,646	5,207
Greece	15	15	1	1	2	18	18	7	7
Ireland²	77	77	1,263	1,263	124	1,464	1,464	775	775
Italy	2,388	1,962	564	502	72	3,024	2,535	1,495	1,004
Netherlands	1,549	1,077	1,088	938	3,352	5,989	5,366	6,659	6,009
Portugal	125	60	7	7	5	137	72	144	79
Spain	968	710	417	417	588	1,973	1,715	1,286	1,019
Other³	76	76	7	7	9	93	93	120	120

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 50 million (of which: Malta CHF 36 million, Ireland CHF 6 million and France CHF 5 million).    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the "Treasury management" section of our Annual Report 2015, which provides more information about the Group's strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets

As of 30 June 2016, balance sheet assets totaled CHF 989 billion, an increase of CHF 23 billion from 31 March 2016, mainly due to an increase in positive replacement values (PRVs). Total assets excluding PRVs increased by CHF 5 billion to CHF 791 billion, but were broadly unchanged when excluding currency effects.

PRVs were CHF 18 billion higher, primarily resulting from a CHF 16 billion increase in the Investment Bank, mainly related to foreign exchange contracts, reflecting fair value changes due to currency movements and client-driven increases, both primarily following the outcome of the UK referendum on EU membership. Financial assets designated at fair value, available for sale and held to maturity increased by CHF 12 billion on a combined basis, mainly due to a rebalancing of our high-quality liquid assets (HQLA). Other assets increased by CHF 10 billion, primarily due to a reclassification of CHF 5 billion from trading portfolio assets to other assets upon agreement to sell a certain business in Wealth Management. This sale is expected to close in the second half of 2016. In addition, cash collateral receivables on derivative instruments increased by CHF 4 billion, mainly due to the increase in replacement values, partly offset by the derecognition of certain exchange-traded derivative client cash balances.

These increases were partly offset by an CHF 11 billion reduction in cash and balances with central banks, primarily due to the aforementioned rebalancing of our HQLA. Trading portfolio assets decreased by CHF 4 billion, mainly due to the aforementioned reclassification to other assets. Collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, decreased by CHF 3 billion.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the derecognition of certain exchange-traded derivative client cash balances

→   Refer to the “Consolidated financial statements” section of this report for more information

IFRS balance sheet assets
	As of			% change from
CHF billion	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15
Cash and balances with central banks	94.2	105.7	91.3	(11)	3
Lending¹	319.8	318.4	323.9	0	(1)
Collateral trading²	102.7	106.0	93.5	(3)	10
Trading portfolio	101.2	105.3	124.0	(4)	(18)
Positive replacement values	198.4	180.5	167.4	10	19
Financial assets at FV / AFS / HTM³	87.3	75.1	68.7	16	27
Other assets⁴	85.7	75.8	74.0	13	16
Total IFRS assets	989.4	966.9	942.8	2	5

1 Consists of due from banks and loans.    2 Consists of reverse repurchase agreements and cash collateral on securities borrowed.    3 Consists of financial assets designated at fair value, financial assets available for sale and financial assets held to maturity.    4 Includes cash collateral receivables on derivative instruments and prime brokerage receivables.

Balance sheet, liquidity and funding management

High-quality liquid assets

The total weighted liquidity value of HQLA increased by CHF 4 billion to CHF 219 billion in the second quarter of 2016, primarily reflecting an CHF 11 billion increase in eligible securities, partly offset by a CHF 7 billion decrease in cash balances, largely to meet liquidity requirements applicable to our US operations from July 2016.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on high-quality liquid assets

High-quality liquid assets
	Average 2Q16				Average 1Q16
CHF billion	Level 1 weighted liquidity value¹	Level 2 weighted liquidity value¹	Total weighted liquidity value¹	Total carrying value	Level 1 weighted liquidity value¹	Level 2 weighted liquidity value¹	Total weighted liquidity value¹	Total carrying value
Cash balances²	122	0	122	122	129	0	129	129
Securities	88	8	96	98	75	10	85	87
of which: on-balance sheet³	66	5	71	72	50	4	54	55
of which: off-balance sheet	23	3	25	26	25	6	31	32
Total high-quality liquid assets⁴	211	8	219	220	204	11	215	216

1 Calculated after the application of haircuts.    2 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    3 Includes financial assets designated at fair value, available for sale and held to maturity and trading portfolio assets.    4 Calculated in accordance with FINMA requirements.

Liquidity coverage ratio

In the second quarter of 2016, our three-month average total LCR decreased one percentage point to 133%, remaining above the 110% Group LCR minimum communicated by FINMA. The decrease was driven by a CHF 4 billion increase in expected net cash outflows, largely offset by the aforementioned CHF 4 billion increase in HQLA.

The increase in expected net cash outflows of CHF 4 billion was mainly related to structured unsecured debt.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
		Average 2Q16		Average 1Q16
CHF billion, except where indicated		Unweighted value	Weighted value¹	Unweighted value	Weighted value¹

High-quality liquid assets
1	High-quality liquid assets	220	219	216	215

Cash outflows
2	Retail deposits and deposits from small business customers	226	25	224	25
3	of which: stable deposits	36	1	37	1
4	of which: less stable deposits	190	24	187	23
5	Unsecured wholesale funding	201	120	196	118
6	of which: operational deposits (all counterparties)	35	9	35	8
7	of which: non-operational deposits (all counterparties)	148	94	148	96
8	of which: unsecured debt	17	17	14	14
9	Secured wholesale funding		30		34
10	Additional requirements:	110	49	121	60
11	of which: outflows related to derivatives and other transactions	61	34	68	43
12	of which: outflows related to loss of funding on debt products²	0	0	1	1
13	of which: committed credit and liquidity facilities	49	15	52	16
14	Other contractual funding obligations	37	33	33	29
15	Other contingent funding obligations	202	7	210	8
16	Total cash outflows		264		273

Cash inflows
17	Secured lending	149	49	141	54
18	Inflows from fully performing exposures	57	30	61	31
19	Other cash inflows	21	21	29	29
20	Total cash inflows	227	100	231	113

			Average 2Q16		Average 1Q16
CHF billion, except where indicated			Total adjusted value³		Total adjusted value³

Liquidity coverage ratio
21	High-quality liquid assets		219		215
22	Net cash outflows		164		160
23	Liquidity coverage ratio (%)		133		134

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    3 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Balance sheet, liquidity and funding management

Liabilities and funding management

Liabilities

Total liabilities increased by CHF 26 billion to CHF 936 billion as of 30 June 2016. Negative replacement values increased by CHF 17 billion, broadly in line with the aforementioned increases in PRV. Customer deposits, which represent 60% of our funding sources, increased by CHF 8 billion, primarily in Wealth Management, mainly reflecting client inflows. The "Funding by product and currency" table and "Asset funding" chart on the following page provide more information on our funding sources.

Long-term debt issued, which consists of financial liabilities designated at fair value and long-term debt held at amortized cost, increased by CHF 5 billion. Long-term debt held at amortized cost, which is comprised of both senior and subordinated debt, increased by CHF 3 billion to CHF 75 billion, primarily due to the issuance of CHF 4.9 billion equivalent US dollar-denominated senior unsecured debt that will contribute to our total loss-absorbing capacity. This issuance consisted of three tranches: (i) USD 2.0 billion 10-year fixed-rate with a coupon of 4.125%, (ii) USD 2.0 billion 5-year fixed-rate with a coupon of 3.0% and (iii) USD 1.0 billion 5-year floating-rate notes linked to the three-month US dollar LIBOR. These issuances were partly offset by the maturity and early call of instruments equivalent to CHF 1.7 billion in aggregate, comprising: (i) a EUR 1.0 billion 5-year 3.0% fixed-rate covered bond, (ii) a CHF 0.2 billion 10-year 2.75% fixed-rate senior unsecured bond, (iii) a CHF 0.3 billion 10-year 3.125% fixed-rate subordinated tier 2 bond and (iv) a GBP 0.1 billion 15-year 5.25% fixed-rate subordinated tier 2 bond, which was called after ten years. Financial liabilities designated at fair value increased by CHF 2 billion, primarily due to an increase in credit-linked structured debt.

Short-term borrowings, which include short-term debt issued and interbank borrowing, increased by CHF 4 billion, primarily reflecting increased deposits from other banks.

These increases were partly offset by a CHF 9 billion reduction in other liabilities, mainly due to a reduction in prime brokerage payables. Collateral trading liabilities were broadly unchanged.

→   Refer to the “Capital management” section of this report for more information on instruments contributing to our total loss-absorbing capacity

→   Refer to the “Consolidated financial statements” section of this report for more information

Equity

Equity attributable to UBS Group AG shareholders decreased by CHF 1,969 million to CHF 52,876 million.

Total comprehensive income attributable to UBS Group AG shareholders was CHF 1,151 million, reflecting net profit of CHF 1,034 million and other comprehensive income (OCI) of CHF 117 million.

The distribution of capital contribution reserves of UBS Group AG reduced share premium by CHF 3,164 million, partly offset by employee share-based compensation, which increased share premium by CHF 250 million, mainly due to the amortization of deferred equity compensation awards.

Net treasury share activity reduced equity attributable to UBS Group AG shareholders by CHF 196 million, reflecting treasury share purchases to hedge our share delivery obligations related to employee share and option participation plans.

Equity attributable to non-controlling interests decreased by CHF 1,255 million to CHF 686 million as we executed early call options for the following preferred notes: (i) a USD 1 billion perpetual 6.243% fixed-rate hybrid tier 1 capital instrument called after 10 years and (ii) a USD 0.3 billion perpetual floating-rate hybrid tier 1 capital instrument called after 13 years.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

IFRS balance sheet liabilities and equity
	As of			% change from
CHF billion	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15
Short-term borrowings¹	45.3	41.2	33.1	10	37
Due to customers	409.1	401.5	390.2	2	5
Collateral trading²	14.3	12.9	17.7	11	(19)
Negative replacement values	196.0	179.0	162.4	9	21
Long-term debt issued³	134.3	129.3	134.9	4	0
Other liabilities⁴	136.8	146.3	147.2	(6)	(7)
Total IFRS liabilities	935.8	910.1	885.5	3	6
Share capital	0.4	0.4	0.4	0	0
Share premium	27.9	30.8	31.2	(9)	(11)
Treasury shares	(2.3)	(2.1)	(1.7)	10	35
Retained earnings	30.7	30.0	29.5	2	4
Other comprehensive income⁵	(3.8)	(4.2)	(4.0)	(10)	(5)
Total IFRS equity attributable to UBS Group AG shareholders	52.9	54.8	55.3	(3)	(4)
IFRS equity attributable to non-controlling interests	0.7	1.9	2.0	(63)	(65)
Total IFRS equity	53.6	56.8	57.3	(6)	(6)
Total IFRS liabilities and equity	989.4	966.9	942.8	2	5

1 Consists of short-term debt issued and due to banks.    2 Consists of repurchase agreements and cash collateral on securities lent.    3 Consists of long-term debt issued and financial liabilities designated at fair value.    4 Includes trading portfolio liabilities, cash collateral payables on derivative instruments and prime brokerage payables.    5 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Net stable funding ratio

As of 30 June 2016, our estimated pro forma net stable funding ratio (NSFR) was 111%, broadly unchanged from 31 March 2016, as an increase in required stable funding was offset by an increase in available stable funding. The calculation of our pro forma NSFR includes estimates of the effect of the rules and interpretation and will be refined as regulatory interpretations evolve and as new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on the net stable funding ratio

Pro forma net stable funding ratio
CHF billion, except where indicated	30.6.16	31.3.16
Available stable funding	427	424
Required stable funding	385	379
Pro forma net stable funding ratio (%)	111	112

Funding by product and currency
	In CHF billion		As a % of total funding sources
	All currencies		All currencies		CHF		EUR		USD		Other
	30.6.16	31.3.16	30.6.16	31.3.16	30.6.16	31.3.16	30.6.16	31.3.16	30.6.16	31.3.16	30.6.16	31.3.16
Securities lending	6.3	6.4	0.9	1.0	0.0	0.0	0.2	0.2	0.7	0.6	0.0	0.1
Repurchase agreements	8.0	6.5	1.2	1.0	0.0	0.0	0.3	0.4	0.6	0.5	0.2	0.1
Due to banks	15.3	11.3	2.2	1.7	0.9	0.6	0.1	0.1	0.7	0.6	0.5	0.4
Short-term debt issued¹	30.0	29.8	4.4	4.5	0.1	0.1	0.7	0.3	3.2	3.6	0.5	0.5
Demand deposits	184.9	180.4	27.3	27.1	8.2	8.3	5.7	5.6	9.6	9.6	3.8	3.6
Time deposits	55.3	51.5	8.1	7.7	1.5	1.6	0.1	0.1	5.1	4.4	1.4	1.7
Fiduciary deposits	4.9	5.0	0.7	0.7	0.0	0.0	0.0	0.0	0.5	0.5	0.1	0.1
Retail savings / deposits	164.1	164.7	24.2	24.7	14.0	14.0	0.8	0.8	9.5	9.9	0.0	0.0
Long-term debt issued²	134.3	129.3	19.8	19.4	1.9	2.1	5.0	5.4	11.6	10.7	1.3	1.3
Cash collateral payables on derivative instruments	36.4	36.7	5.4	5.5	0.2	0.2	2.2	2.0	2.0	2.7	0.9	0.7
Prime brokerage payables	38.9	44.0	5.7	6.6	0.1	0.1	0.5	0.7	3.8	4.3	1.3	1.5
Total	678.2	665.5	100.0	100.0	26.9	27.0	15.7	15.7	47.3	47.4	10.1	9.9

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Capital management

Capital management

This section should be read in conjunction with the “Capital management” section of the Annual Report 2015, which provides more information about the Group’s strategy, objectives and governance for capital management. Capital and other regulatory information in this section is provided on a consolidated UBS Group basis.

The current and revised Swiss SRB requirements outlined in “Regulatory framework and requirements” below are also applicable to UBS AG and UBS Switzerland AG. Key capital and other regulatory information for UBS AG on a consolidated basis is provided in the “Consolidated financial statements” section of this report and on a standalone basis in the “Legal entity financial and regulatory information” section of this report. Additional information will be provided in the document “UBS AG second quarter 2016 report,” which will be available from 4 August 2016 under “Quarterly reporting” at www.ubs.com/investors.

Selected capital and other regulatory information for UBS Switzerland AG and UBS Limited on a standalone basis is disclosed in the “Legal entity financial and regulatory information” section of this report. Additional information for UBS Switzerland AG will be available in the document “UBS Switzerland AG (standalone) regulatory information,” which will be available from 4 August 2016 under “Disclosure for subsidiaries and branches,” at www.ubs.com/investors.

Regulatory framework and requirements

The Basel III framework came into effect in Switzerland on 1 January 2013. Disclosures in this section focus on capital information for UBS Group based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Differences between Swiss SRB and BIS capital information on a UBS Group level are outlined in “Differences between the current Swiss SRB and BIS frameworks” in this section.

In May 2016, the Swiss Federal Council adopted amendments to the too big to fail (TBTF) provisions, based on the cornerstones announced by the Swiss Federal Council in October 2015. The revised Capital Adequacy Ordinance forms the basis of a revised Swiss SRB framework, which became effective on 1 July 2016.

In addition to defining the new capital requirements, the Swiss Federal Council has proposed that the implementation of a Swiss emergency plan be completed by the end of 2019. The Swiss emergency plan defines the measures required to ensure a continuation of systemically relevant functions of financial institutions in Switzerland.

Moreover, the Basel Committee on Banking Supervision (BCBS) and other financial regulators are considering changes to the Basel III capital framework. If the proposed changes to the capital framework are adopted in their current form in Switzerland, we expect our overall risk-weighted assets (RWA) would significantly increase without considering the effect of mitigating measures.

Current requirements

Eligible capital and capital ratio requirements

The Basel III framework includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets (DTAs) recognized for tax loss carry-forwards, DTAs on temporary differences that exceed a certain threshold and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, RWA and capital ratios on a phase-in basis and are entirely reflected in our capital, RWA and capital ratios on a fully applied basis.

In 2016, we deduct from our phase-in common equity tier 1 (CET1) capital 60% (in 2015: 40%) of: (i) DTAs recognized for tax loss carry-forwards, (ii) DTAs on temporary differences that exceed the threshold of 10% of CET1 capital before deductions for DTAs on temporary differences and (iii) net defined benefit pension plan assets. In addition, we deduct 60% (in 2015: 40%) of our goodwill from phase-in CET1 capital and 40% (in 2015: 60%) of our goodwill from hybrid and additional tier 1 (AT1) loss-absorbing capital.

Capital instruments that were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out between 2013 and 2019. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments.

As of 30 June 2016, our total capital requirement for UBS Group AG (consolidated) was 14.3% of RWA, unchanged from 31 March 2016.

Leverage ratio requirements

The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1, AT1 and other loss-absorbing capital by the period-end leverage ratio denominator (LRD).

The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD further includes an additional charge for counterparty credit risk related to securities financing transactions. In addition, balance sheet assets deducted from our tier 1 capital are excluded from the LRD, resulting in a difference between the phase-in and fully applied LRD related to DTAs and net defined benefit pension plan assets.

The Swiss SRB leverage ratio requirement is equal to 24% of the capital ratio requirement, excluding the countercyclical buffer requirement. As of 30 June 2016, the effective total leverage ratio requirement was 3.4%, unchanged from 31 March 2016.

Revised Swiss SRB requirements effective from 1 July 2016

The revised Swiss SRB framework amends the former Swiss SRB capital requirements and also establishes additional gone concern requirements, which, together with the going concern requirements, represent the total loss-absorbing capacity (TLAC) requirement of the Group. TLAC encompasses regulatory capital such as CET1, AT1 and tier 2 capital, as well as liabilities that can be written down or converted into equity in case of resolution or recovery measures.

In this report, we refer to the RWA-based gone concern requirements as gone concern loss-absorbing capacity requirements and the RWA-based gone concern ratio is referred to as the gone concern loss-absorbing capacity ratio.

Eligible capital and instruments contributing to our
loss-absorbing capacity

In addition to CET1 capital, our capital instruments and instruments contributing to our loss-absorbing capacity include:

–   Loss-absorbing AT1 capital (high- and low-trigger)

–   Loss-absorbing tier 2 capital (high- and low-trigger)

–   Phase-out hybrid tier 1 capital

–   Phase-out tier 2 capital

–   TLAC-eligible senior unsecured debt

Under the revised Swiss SRB rules, going concern capital includes CET1 and high-trigger AT1 capital.

Under the transitional rules for the revised Swiss SRB framework, existing low-trigger AT1 capital instruments will remain available to meet the going concern capital requirements until their first call date, even if the first call date is after 31 December 2019. From their first call date, existing low-trigger AT1 capital instruments may be used to meet the gone concern requirements.

Outstanding low- and high-trigger tier 2 instruments will also remain available to meet the going concern capital requirements until the earlier of their maturity or first call date or 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Phase-out hybrid tier 1 and phase-out tier 2 capital instruments are no longer subject to phase-out under the revised Swiss SRB framework. They may be eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility. Treatment of these instruments is subject to final agreement with FINMA. Effective 1 July 2016, and as reflected in the pro forma information provided in this section, we will no longer use hybrid capital as an offset for goodwill deductions. Therefore, beginning in the third quarter of 2016, 60% of our goodwill will be deducted from phase-in CET1 capital and 40% of our goodwill from AT1 capital.

TLAC-eligible senior unsecured debt will be eligible to meet the gone concern requirements.

The eligibility of our capital instruments and TLAC-eligible senior unsecured debt to meet the requirements under the current Swiss SRB rules effective 30 June 2016 and under the revised Swiss SRB framework, both with and without transitional arrangements, is illustrated in the table on the next page.

→   Refer to the document “UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt” under “Bondholder information” at www.ubs.com/investors  for more information

Capital management

Current and revised Swiss SRB going and gone concern information
	Current Swiss SRB (phase-in)		Current Swiss SRB (fully applied)		Revised Swiss SRB incl. transitional arrangements (phase-in) Pro forma	Revised Swiss SRB as of 1.1.20 (fully applied) Pro forma
CHF million, except where indicated	30.6.16	31.3.16	30.6.16	31.3.16	30.6.16	30.6.16

Going concern capital¹
Common equity tier 1 capital	37,064	36,580	30,264	29,853	37,064	30,264
High-trigger loss-absorbing additional tier 1 capital	5,374	5,225	5,374	5,225	5,220²	5,374
Low-trigger loss-absorbing additional tier 1 capital	496³	1,736³	2,411	2,360	0²	2,411
Total loss-absorbing additional tier 1 capital	5,870⁴	6,961⁴	7,785	7,585	5,220	7,785
Total tier 1 capital	42,934	43,541	38,049	37,438	42,285	38,049
High-trigger loss-absorbing tier 2 capital	890	895	890	895	890
Low-trigger loss-absorbing tier 2 capital	10,441	10,217	10,441	10,217	10,441
Phase-out tier 2 capital	741	947
Total tier 2 capital	12,072	12,059	11,331	11,112	11,331
Total going concern capital	55,006	55,601	49,381	48,551	53,616	38,049

Gone concern loss-absorbing capacity¹
Phase-out hybrid tier 1 capital					649	649
Total tier 1 capital					649	649
High-trigger loss-absorbing tier 2 capital						678
Low-trigger loss-absorbing tier 2 capital						10,441
Phase-out tier 2 capital					797	797
Total tier 2 capital					797	11,916
TLAC-eligible senior unsecured debt					11,920	11,920
Total gone concern loss-absorbing capacity					13,365	24,485

Total loss-absorbing capacity
Total loss-absorbing capacity					66,982	62,534

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	216,671	216,493	213,840	213,558	216,671	213,840
Leverage ratio denominator	902,431	910,000	898,195	905,801	902,431	898,195

Capital and loss-absorbing capacity ratios (%)
Tier 1 capital ratio	19.8	20.1	17.8	17.5
Total capital ratio	25.4	25.7	23.1	22.7
Going concern capital ratio					24.7	17.8
of which: CET1 capital ratio	17.1	16.9	14.2	14.0	17.1	14.2
Gone concern loss-absorbing capacity ratio					6.2	11.5
Total loss-absorbing capacity ratio					30.9	29.2

Leverage ratios (%)
Leverage ratio	6.0	6.0	5.5	5.4
Going concern leverage ratio					5.9	4.2
of which: CET1 leverage ratio	4.1	4.0	3.4	3.3	4.1	3.4
Gone concern leverage ratio					1.5	2.7
Total loss-absorbing capacity leverage ratio					7.4	7.0

1 The terms "Going concern capital" and "Gone concern loss-absorbing capacity" are used in this table in reference to the information presented under the revised Swiss SRB framework only and do not apply to the information presented under the current Swiss SRB framework.    2 High-trigger loss-absorbing additional tier 1 capital of CHF 5,374 million and low-trigger loss-absorbing additional tier 1 capital of CHF 2,411 million were partly offset by required deductions for goodwill of CHF 2,565 million.    3 Consists of low-trigger loss-absorbing additional tier 1 capital (30 June 2016: CHF 2,411 million, 31 March 2016: CHF 2,360 million) partly offset by required deductions for goodwill (30 June 2016: CHF 1,916 million, 31 March 2016: CHF 624 million).    4 Includes phase-out hybrid tier 1 capital (30 June 2016: CHF 649 million, 31 March 2016: CHF 1,904 million), offset by required deductions for goodwill.

Revised capital and leverage ratio requirements

Going concern requirements under the revised Swiss SRB framework consist of a minimum requirement for all Swiss SRBs of a leverage ratio of 4.5% and a capital ratio of 12.86%. In addition to the minimum requirement, an add-on reflecting the degree of systemic importance is applied based on market share and the LRD. The add-on for UBS is expected to be 0.5% of our LRD and 1.44% of RWA, resulting in total going concern capital requirements applicable starting from 1 January 2020 of 5.0% of LRD and 14.3% of RWA (excluding countercyclical buffer requirements and any potential rebate).

The revised requirements include the aforementioned transitional arrangements for certain instruments. Once the requirements are fully implemented, the going concern capital requirements will include a minimum CET1 requirement of 10.0% of RWA and a high-trigger AT1 requirement of up to a maximum of 4.3% of RWA. The going concern leverage ratio requirements will be comprised of a minimum CET1 requirement of 3.5% of LRD and a high-trigger AT1 requirement of up to a maximum of 1.5% of LRD.

As an internationally active Swiss SRB, our gone concern requirements are expected to be 14.3% of RWA and 5.0% of LRD and may be met with senior unsecured debt that is TLAC eligible. As for the going concern requirement, the gone concern requirement also includes add-ons for market share and the LRD. Where low-trigger AT1 or tier 2 capital instruments are used to meet the gone concern requirements, such requirements may be reduced by up to 2.86% for the RWA-based requirement and up to 1% for the LRD-based requirement.

The going concern capital and leverage ratio requirements and the gone concern loss-absorbing capacity and leverage ratio requirements are further outlined in the table on the next page.

The revised Swiss SRB requirements make the Swiss capital regime one of the most demanding in the world. We intend to use the transition period up to 1 January 2020 to fully implement the new requirements. We intend to meet the new CET1 leverage ratio requirement of 3.5% by retaining sufficient earnings while maintaining our commitment to total capital returns to shareholders of at least 50% of net profit attributable to shareholders, provided that we maintain a fully applied CET1 capital ratio of at least 13%, and consistent with our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%. Furthermore, we plan to continue our issuance of AT1 instruments and TLAC-eligible senior unsecured debt to meet the new requirements without increasing overall funding for the Group. During the second quarter of 2016, we issued the equivalent of CHF 4.9 billion of senior unsecured debt that will contribute to our TLAC under the revised Swiss SRB requirements.

Under the revised Swiss SRB framework, banks are eligible for a rebate of up to 2% on the gone concern requirement if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of an impending insolvency. FINMA has determined that the measures we have completed support a rebate on the gone concern requirement. As we complete additional measures to improve the resolvability of the Group we expect to qualify for a larger rebate and therefore aim to operate with a gone concern ratio of less than 4% of LRD when the revised Swiss SRB framework becomes fully effective as of 1 January 2020. The amount of the rebate will be assessed annually by FINMA based on its assessment of completed measures to improve resolvability. The combined reduction applied for resolvability measures and the aforementioned gone concern requirement reduction for use of low-trigger AT1 and tier 2 instruments may not exceed 5.7% for the RWA-based requirement and 2% for the LRD-based requirement.

Capital management

Revised Swiss SRB going and gone concern requirements¹
	Capital and loss-absorbing capacity ratio (%)					Leverage ratio (%)
	Requirements²					Requirements²
	1.7.16	1.1.17	1.1.18	1.1.19	1.1.20	1.7.16	1.1.17	1.1.18	1.1.19	1.1.20
Going concern
Minimum capital	8.00	8.00	8.00	8.00	8.00	3.00	3.00	3.00	3.00	3.00
Buffer capital including applicable add-ons	2.94	4.00	4.86	5.58	6.30	0.00	0.50	1.00	1.50	2.00
Total going concern	10.94	12.00	12.86	13.58	14.30	3.00	3.50	4.00	4.50	5.00
of which: common equity tier 1 capital³	8.32	9.00	9.46	9.68	10.00	2.30	2.60	2.90	3.20	3.50
of which: max. high-trigger additional tier 1 capital	2.63	3.00	3.40	3.90	4.30	0.70	0.90	1.10	1.30	1.50
Gone concern
Base requirement including applicable add-ons	3.50	6.20	8.90	11.60	14.30	1.00	2.00	3.00	4.00	5.00
Total gone concern	3.50	6.20	8.90	11.60	14.30	1.00	2.00	3.00	4.00	5.00
Total loss-absorbing capacity	14.44	18.20	21.76	25.18	28.60	4.00	5.50	7.00	8.50	10.00

1 This table does not include the effect of any potential rebate.    2 Prior to the implementation of the Swiss SRB framework, FINMA also defined a total capital ratio target of 14.4% and a total leverage ratio target of 3.5% for UBS Group, which will be effective until they are exceeded by the Swiss SRB phase-in requirements. The revised Swiss SRB requirements effective from 1 July 2016 exceed the defined FINMA targets.    3 Going concern capital ratio requirements as of 1 July 2016 include the countercyclical buffer effect of 0.19%. The requirements for subsequent periods exclude the effect of the countercyclical buffer, as potential future requirements are yet unknown.

Swiss SRB capital

In the second quarter of 2016, our fully applied CET1 capital ratio increased 0.2 percentage points to 14.2%, resulting from a CHF 0.4 billion increase in CET1 capital, while RWA were broadly unchanged. On a phase-in basis, our CET1 capital ratio increased 0.2 percentage points to 17.1%.

Our tier 1 capital ratio increased 0.3 percentage points to 17.8% on a fully applied basis due to the aforementioned increase in CET1 capital and a CHF 0.2 billion increase in AT1 capital.

Post-stress CET1 capital ratio

We are committed to total capital returns to shareholders of at least 50% of net profit attributable to shareholders, provided that we maintain a fully applied CET1 capital ratio of at least 13% and consistent with our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%. Our post-stress CET1 capital ratio exceeded the 10% objective as of 30 June 2016.

Current Swiss SRB capital information
	Phase-in			Fully applied
CHF million, except where indicated	30.6.16	31.3.16	31.12.15	30.6.16	31.3.16	31.12.15
Risk-weighted assets	216,671	216,493	212,302	213,840	213,558	207,530
Common equity tier 1 capital	37,064	36,580	40,378	30,264	29,853	30,044
Tier 1 capital	42,934	43,541	44,559	38,049	37,438	36,198
Total capital	55,006	55,601	56,792	49,381	48,551	47,435
Common equity tier 1 capital ratio (%)	17.1	16.9	19.0	14.2	14.0	14.5
Tier 1 capital ratio (%)	19.8	20.1	21.0	17.8	17.5	17.4
Total capital ratio (%)	25.4	25.7	26.8	23.1	22.7	22.9

Current Swiss SRB capital ratio requirements and information (phase-in)
	Capital ratio (%)				Capital
	Requirement¹	Actual²			Requirement	Eligible²
CHF million, except where indicated	30.6.16	30.6.16	31.3.16	31.12.15	30.6.16	30.6.16	31.3.16	31.12.15
Base capital (common equity tier 1 capital)	4.5	4.5	4.5	4.5	9,750	9,750	9,742	9,554
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	6.4³	15.5	15.2	16.8	13,948	33,578	32,958	35,564
of which: effect of countercyclical buffer	0.2	0.2	0.2	0.2	406	406	415	356
Progressive buffer capital (low-trigger loss-absorbing capital)	3.4	5.0	5.5	5.0	7,361	10,937	11,953	10,679
Phase-out capital (tier 2 capital)		0.3	0.4	0.5		741	947	996
Total	14.3	25.4	25.7	26.8	31,060	55,006	55,601	56,792

1 Prior to the implementation of the Swiss SRB framework, FINMA also defined a total capital ratio target for UBS Group of 14.4%, which will be effective until it is exceeded by the Swiss SRB phase-in requirement.    2 Swiss SRB CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 CET1 capital can be substituted by high-trigger loss-absorbing capital up to 2.6%.

Capital management

Capital movement and reconciliation from IFRS equity

Tier 1 capital

During the second quarter of 2016, our CET1 capital increased by CHF 0.4 billion to CHF 30.3 billion on a fully applied basis and by CHF 0.5 billion to CHF 37.1 billion on a phase-in basis, mainly resulting from the second quarter operating profit before tax and foreign currency translation effects, partly offset by accruals for capital returns to shareholders and effects from defined benefit plans and current tax.

Our AT1 capital increased by CHF 0.2 billion to CHF 7.8 billion on a fully applied basis as of 30 June 2016, and included CHF 5.4 billion of high-trigger loss-absorbing capital, of which CHF 1.0 billion related to Deferred Contingent Capital Plan (DCCP) awards granted for the performance years 2014 and 2015, and CHF 2.4 billion of low-trigger loss-absorbing capital.

On a phase-in basis, AT1 capital decreased by CHF 1.1 billion largely due to the call of two hybrid tier 1 capital instruments in the second quarter of 2016.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Tier 2 capital

During the second quarter of 2016, our tier 2 capital increased by CHF 0.2 billion to CHF 11.3 billion on a fully applied basis and remained stable at CHF 12.1 billion on a phase-in basis. As of 30 June 2016, our fully applied tier 2 capital included CHF 10.4 billion of low-trigger loss-absorbing capital in the form of one euro-denominated and four US dollar-denominated subordinated notes and CHF 0.9 billion of high-trigger loss-absorbing capital in the form of DCCP awards granted for the performance years 2012 and 2013. The remainder of tier 2 capital of CHF 0.7 billion on a phase-in basis consisted of outstanding phase-out tier 2 capital instruments.

→   Refer to “Bondholder information” at www.ubs.com/investors for more information on capital instruments, including key features and terms and conditions

Swiss SRB capital movement
CHF million	Phase-in	Fully applied
Common equity tier 1 capital as of 31.3.16	36,580	29,853
Operating profit / (loss) before tax	1,489	1,489
Net (profit) / loss attributable to non-controlling interests	(79)	(79)
Current tax effects	(227)	(227)
Defined benefit plans	(245)	(281)
Foreign currency translation effects	149	110
Other (includes accruals for capital returns to shareholders)	(602)	(600)
Total movement	484	411
Common equity tier 1 capital as of 30.6.16	37,064	30,264
Additional tier 1 capital as of 31.3.16	6,961	7,585
Call of hybrid capital	(1,261)
Foreign currency translation effects and other	170	200
Total movement	(1,091)	200
Additional tier 1 capital as of 30.6.16	5,870	7,785
Tier 2 capital as of 31.3.16	12,059	11,112
Call of phase-out capital	(156)
Foreign currency translation effects and other	168	219
Total movement	13	219
Tier 2 capital as of 30.6.16	12,072	11,331
Total capital as of 30.6.16	55,006	49,381

Reconciliation IFRS equity to Swiss SRB capital
	Phase-in			Fully applied
CHF million	30.6.16	31.3.16	31.12.15	30.6.16	31.3.16	31.12.15
Total IFRS equity	53,562	56,786	57,308	53,562	56,786	57,308
Equity attributable to non-controlling interests	(686)	(1,941)	(1,995)	(686)	(1,941)	(1,995)
Defined benefit plans¹	(59)	0	(20)	(99)	0	(50)
Deferred tax assets recognized for tax loss carry-forwards¹	(4,619)	(4,535)	(2,988)	(7,699)	(7,560)	(7,468)
Deferred tax assets on temporary differences, excess over threshold	(822)	(927)	(702)	(1,938)	(2,101)	(2,598)
Goodwill, net of tax, less hybrid capital and low-trigger loss-absorbing capital¹˒²	(3,847)	(3,793)	(2,618)	(6,412)	(6,322)	(6,545)
Intangible assets, net of tax	(272)	(290)	(323)	(272)	(290)	(323)
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,332)	(2,151)	(1,638)	(2,332)	(2,151)	(1,638)
Compensation and own shares-related components	(1,348)	(1,255)	(2,152)	(1,348)	(1,255)	(2,152)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(390)	(548)	(442)	(390)	(548)	(442)
Unrealized gains related to financial assets available for sale, net of tax	(339)	(413)	(402)	(339)	(413)	(402)
Prudential valuation adjustments	(63)	(86)	(83)	(63)	(86)	(83)
Consolidation scope	(126)	(138)	(130)	(126)	(138)	(130)
Other³	(1,592)	(4,127)	(3,437)	(1,592)	(4,127)	(3,437)
Total common equity tier 1 capital	37,064	36,580	40,378	30,264	29,853	30,044
High-trigger loss-absorbing capital	5,374	5,225	3,828	5,374	5,225	3,828
Low-trigger loss-absorbing capital	2,411	2,360	2,326	2,411	2,360	2,326
Hybrid capital subject to phase-out	649	1,904	1,954
Goodwill, net of tax, offset against hybrid capital and low-trigger loss-absorbing capital	(2,565)	(2,529)	(3,927)
Total additional tier 1 capital	5,870	6,961	4,181	7,785	7,585	6,154
Total tier 1 capital	42,934	43,541	44,559	38,049	37,438	36,198
Total tier 2 capital	12,072	12,059	12,233	11,331	11,112	11,237
Total capital	55,006	55,601	56,792	49,381	48,551	47,435

1 As of 30 June 2016 and 31 March 2016, the phase-in deduction applied was 60%; as of 31 December 2015, the phase-in deduction applied was 40%.    2 Includes goodwill related to significant investments in financial institutions (30 June 2016: CHF 344 million, 31 March 2016: CHF 347 million, 31 December 2015: CHF 360 million).    3 Includes accruals for dividends to shareholders and other items.

Capital management

Additional capital information

Sensitivity to currency movements

Corporate Center – Group Asset and Liability Management (Group ALM) is mandated to minimize the adverse effects from changes in currency rates on our fully applied CET1 capital and CET1 capital ratio. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and the capital ratio to an appreciation or depreciation of 10% in the value of the Swiss franc against other currencies.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied RWA by CHF 9 billion and our fully applied CET1 capital by CHF 1.1 billion as of 30 June 2016 (31 March 2016: CHF 9 billion and CHF 0.9 billion, respectively) and reduced our fully applied CET1 capital ratio by 12 basis points (31 March 2016: 19 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied RWA by CHF 8 billion and our fully applied CET1 capital by CHF 1.0 billion (31 March 2016: CHF 8 billion and CHF 0.8 billion, respectively) and increased our fully applied CET1 capital ratio by 12 basis points (31 March 2016: 18 basis points).

Our leverage ratio is also sensitive to foreign exchange movements due to the currency mix of our capital and LRD. When adjusting the currency mix in capital, potential effects on the leverage ratios are taken into account and the sensitivity of the leverage ratio to an appreciation or depreciation of 10% in the value of the Swiss franc against other currencies is actively monitored.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied LRD by CHF 70 billion (31 March 2016: CHF 71 billion) and reduced our fully applied Swiss SRB leverage ratio by 9 basis points (31 March 2016: 11 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied LRD by CHF 63 billion (31 March 2016: CHF 64 billion) and increased our fully applied Swiss SRB leverage ratio by 10 basis points (31 March 2016: 11 basis points).

These sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 16 Provisions and contingent liabilities” to our consolidated financial statements. This is an estimated amount and is not related and should not be considered in addition to these provisions and contingent liabilities. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 4.6 billion as of 30 June 2016. This estimate does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of UBS’s actual exposure in any of these matters.

→   Refer to “Note 16  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

Fully applied RWA were broadly unchanged at CHF 213.8 billion as of 30 June 2016, below our short- to medium-term expectation of around CHF 250 billion. As of 30 June 2016, our phase-in RWA were CHF 2.8 billion higher than our fully applied RWA.

Refer to the document “Basel III Pillar 3 First Half 2016 Report,” which will be available from 17 August 2016 under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors  for more information on our risk-weighted assets.

Risk-weighted assets movement by key driver – fully applied
CHF billion	RWA as of 31.3.16	Currency effects	Methodology changes and model updates	Regulatory add-ons	Asset size and other	RWA as of 30.6.16
Credit risk	109.8	0.7	(1.1)	1.0	0.2	110.7
Non-counterparty-related risk	15.9	0.1			0.2	16.2
Market risk	11.4			(1.5)	0.7	10.6
Operational risk	76.5					76.5
Total	213.6	0.8	(1.1)	(0.5)	1.1	213.8

Credit risk

The decrease in credit risk RWA from methodology changes and model updates of CHF 1.1 billion was mainly driven by the implementation of revised credit conversion factors for off-balance sheet exposures in the Investment Bank. Revised credit conversion factors for exposures in Personal & Corporate Banking and Wealth Management will be implemented in the third quarter of 2016 and are expected to increase credit risk RWA by approximately CHF 3 billion.

The increase of CHF 1.0 billion in credit risk RWA from regulatory add-ons includes CHF 0.8 billion resulting from an increase in the internal ratings-based (IRB) multiplier on Investment Bank exposures to corporates and an additional CHF 0.2 billion resulting from an increase in the IRB multiplier for income-producing real estate in Personal & Corporate Banking and Wealth Management. The multipliers that FINMA requires banks using the IRB approach to apply will continue to increase over time until phase-in implementation is complete by the end of the first quarter of 2019. We expect these increases to add approximately CHF 2 billion to our RWA in the second half of 2016, and an additional CHF 5 billion to CHF 6 billion in each of 2017 and 2018.

The increase of CHF 0.2 billion in credit risk RWA from asset size and other was driven by a CHF 0.5 billion increase in Corporate Center – Non-core and Legacy Portfolio from the advanced credit valuation adjustment (CVA) on derivative exposures, mainly due to market movements following the outcome of the UK referendum on EU membership, partly offset by a decrease in the standardized CVA on derivative exposures as a result of hedging activities.

Market risk

The decrease in market risk RWA of CHF 1.5 billion due to regulatory add-ons was driven largely by the introduction of lower risks-not-in-VaR (RniV) factors into the VaR model following approval by FINMA, primarily impacting the Investment Bank, Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Group ALM. The phase-in of the reduction in RniV factors began in the second quarter and continues during the third quarter of 2016.

Asset size and other increases of CHF 0.7 billion in market risk RWA relate mainly to the Investment Bank, primarily from changes in the risk profile within Equities, partly offset by a decrease in the incremental risk charge in Group ALM.

→   Refer to “Market risk” in the “Risk management and control” section of this report for more information on market risk

Operational risk

Operational risk RWA remained stable at CHF 76.5 billion.

Capital management

Risk-weighted assets by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA	Total capital requirement¹
	30.6.16
Credit risk	13.0	8.8	35.2	1.5	37.3	1.4	6.0	7.4	110.7	15.9
Advanced IRB approach²	8.8	3.3	33.0	0.9	33.7	0.2	4.7	5.7	90.4	13.0
Standardized approach³	4.2	5.4	2.2	0.6	3.7	1.2	1.3	1.7	20.3	2.9
Non-counterparty-related risk⁴	0.1	0.0	0.1	0.0	0.0	18.7	0.0	0.0	19.0	2.7
Market risk	0.0	1.2	0.0	0.0	9.3	(3.2)⁵	0.8	2.4	10.6	1.5
Operational risk	12.9	12.7	1.6	0.9	17.1	9.7	0.1	21.5	76.5	11.0
Total RWA, phase-in	26.0	22.6	36.9	2.5	63.8	26.7	6.9	31.3	216.7	31.1
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	2.8	0.0	0.0	2.8
Total RWA, fully applied	26.0	22.6	36.9	2.4	63.8	23.9	6.9	31.3	213.8

	31.3.16
Credit risk	13.1	8.4	35.2	1.5	37.6	1.4	5.7	6.9	109.8	15.7
Advanced IRB approach²	8.9	3.2	33.0	0.9	33.7	0.2	4.2	4.6	88.6	12.7
Standardized approach³	4.2	5.2	2.2	0.6	3.9	1.3	1.5	2.3	21.1	3.0
Non-counterparty-related risk⁴	0.1	0.0	0.1	0.0	0.0	18.6	0.0	0.0	18.8	2.7
Market risk	0.0	1.0	0.0	0.0	8.7	(2.8)⁵	1.3	3.2	11.4	1.6
Operational risk	12.9	12.7	1.6	0.9	17.1	9.7	0.1	21.5	76.5	11.0
Total RWA, phase-in	26.1	22.1	36.9	2.4	63.4	26.9	7.1	31.6	216.5	31.0
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	2.9	0.0	0.0	2.9
Total RWA, fully applied	26.1	22.1	36.9	2.4	63.4	24.0	7.1	31.6	213.6

	30.6.16 vs 31.3.16
Credit risk	(0.1)	0.4	0.0	0.0	(0.3)	0.0	0.3	0.5	0.9
Advanced IRB approach²	(0.1)	0.1	0.0	0.0	0.0	0.0	0.5	1.1	1.8
Standardized approach³	0.0	0.2	0.0	0.0	(0.2)	(0.1)	(0.2)	(0.6)	(0.8)
Non-counterparty-related risk⁴	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.2
Market risk	0.0	0.2	0.0	0.0	0.6	(0.4)	(0.5)	(0.8)	(0.8)
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total RWA, phase-in	(0.1)	0.5	0.0	0.1	0.4	(0.2)	(0.2)	(0.3)	0.2
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)
Total RWA, fully applied	(0.1)	0.5	0.0	0.0	0.4	(0.1)	(0.2)	(0.3)	0.2

1 Calculated on the basis of our Swiss SRB total capital requirement of 14.3% of RWA.    2 Includes equity exposures in the banking book according to the simple risk weight method.    3 Includes settlement risk and business transfers.    4 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 June 2016: CHF 10.8 billion, 31 March 2016: CHF 10.9 billion), property, equipment and software (30 June 2016: CHF 7.9 billion, 31 March 2016: CHF 7.7 billion) and other items (30 June 2016: CHF 0.3 billion, 31 March 2016: CHF 0.2 billion).    5 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    6 Phase-out items are entirely related to non-counterparty-related risk RWA.

Leverage ratio

As of 30 June 2016, our Swiss SRB leverage ratio was 5.5% on a fully applied basis compared with 5.4% as of 31 March 2016. On a phase-in basis, the Swiss SRB leverage ratio remained stable at 6.0%.

Current Swiss SRB leverage ratio
CHF million, except where indicated	30.6.16	31.3.16	31.12.15
Total IFRS assets	989,397	966,873	942,819
Difference between IFRS and regulatory scope of consolidation¹	(15,154)	(16,173)	(16,763)
Less derivative exposures and securities financing transactions²	(347,729)	(328,632)	(300,834)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	626,513	622,069	625,222
Derivative exposures	121,213	125,980	128,866
Securities financing transactions	129,742	133,829	120,086
Off-balance sheet items	37,836	40,943	41,132
Items deducted from Swiss SRB tier 1 capital, phase-in	(12,873)	(12,822)	(11,291)
Total exposures (leverage ratio denominator), phase-in	902,431	910,000	904,014
Additional items deducted from Swiss SRB tier 1 capital, fully applied	(4,236)	(4,199)	(6,407)
Total exposures (leverage ratio denominator), fully applied	898,195	905,801	897,607

Phase-in
Common equity tier 1 capital	37,064	36,580	40,378
Loss-absorbing capital	17,201	18,073	15,418
Common equity tier 1 capital including loss-absorbing capital	54,265	54,654	55,796
Swiss SRB leverage ratio (%)	6.0	6.0	6.2

Fully applied
Common equity tier 1 capital	30,264	29,853	30,044
Loss-absorbing capital	19,116	18,698	17,391
Common equity tier 1 capital including loss-absorbing capital	49,381	48,551	47,435
Swiss SRB leverage ratio (%)	5.5	5.4	5.3

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under derivative exposures and securities financing transactions in this table.

Current Swiss SRB leverage ratio requirements and information (phase-in)
	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
	Requirement¹	Actual²			Requirement	Eligible²
CHF million, except where indicated	30.6.16	30.6.16	31.3.16	31.12.15	30.6.16	30.6.16	31.3.16	31.12.15
Base capital (common equity tier 1 capital)	1.1	1.1	1.1	1.1	9,746	9,746	9,828	9,763
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	1.5³	3.7	3.6	3.9	13,536	33,582	32,872	35,354
Progressive buffer capital (low-trigger loss-absorbing capital)	0.8	1.2	1.3	1.2	7,358	10,937	11,953	10,679
Total	3.4	6.0	6.0	6.2	30,641	54,265	54,654	55,796

1 Requirements for base capital (24% of 4.5%), buffer capital (24% of 6.3%) and progressive buffer capital (24% of 3.4%). The total leverage ratio requirement of 3.4% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a total leverage ratio target of 3.5%, which will be effective until it is exceeded by the Swiss SRB phase-in requirement.    2 Swiss SRB CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 CET1 capital can be substituted by high-trigger LAC up to 0.6%.

Capital management

Leverage ratio denominator movement by key driver - fully applied
CHF billion	LRD as of 31.3.16	Currency effects	Incremental netting and collateral mitigation	Asset size and other	LRD as of 30.6.16
On-balance sheet exposures (excluding derivative exposures and SFTs)¹	622.1	2.8		1.7	626.5
Derivative exposures	126.0	0.7	(3.6)	(1.9)	121.2
Securities financing transactions	133.8	1.8		(5.9)	129.7
Off-balance sheet items	40.9	0.4		(3.5)	37.8
Deduction items	(17.0)	(0.2)		0.1	(17.1)
Total	905.8	5.5	(3.6)	(9.5)	898.2

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under derivative exposures and securities financing transactions in this table.

The fully applied LRD decreased by CHF 7.6 billion to CHF 898.2 billion and was below our short- to medium-term expectation of around CHF 950 billion. The decrease was driven by asset size and other reductions of CHF 9.5 billion and incremental netting and collateral mitigation effects of CHF 3.6 billion, partly offset by CHF 5.5 billion of currency effects. The LRD movements described below exclude currency effects.

On-balance sheet exposures (excluding derivative exposures and SFTs) increased by CHF 1.7 billion, mainly driven by a CHF 5.9 billion increase in cash due to the unwinding of securities financing transactions in Group ALM, which resulted in a corresponding reduction presented under Securities financing transactions. Moreover, exposures in the Investment Bank increased by CHF 3.1 billion, primarily in trading portfolio assets. These increases were largely offset by a reduction of approximately CHF 7 billion in on-balance sheet exposures in Group ALM, driven by incremental funding requirements in the Investment Bank.

Derivative exposures decreased by CHF 5.5 billion, primarily related to a reduction of CHF 5.9 billion in the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, resulting from the application of the daily settlement option to our interest rate swap transactions with the London Clearing House, which shortened the maturities relevant for calculating the current exposure method (CEM) add-on. In addition, a CHF 3.6 billion reduction resulted from incremental netting and collateral mitigation benefits in Corporate Center – Non-core and Legacy Portfolio following improved netting of long- and short-written credit derivative positions. These decreases were partly offset by a CHF 4.0 billion increase, largely related to market- and client-driven movements in foreign exchange contracts in the Investment Bank.

Off-balance sheet items decreased by CHF 3.5 billion, primarily due to terminations of committed credit facilities in the Investment Bank, and a decrease in forward starting reverse repurchase agreements in Group ALM.

The effect on the LRD from the derecognition of exchange-traded derivative client cash balances was immaterial, as certain cash collateral positions were already excluded from the LRD calculation.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on interest rate swaps transacted with the London Clearing House and the derecognition of exchange-traded derivative client cash balances

Leverage ratio denominator by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total
	30.6.16
Total IFRS assets	119.2	61.6	140.3	11.7	282.2	22.3	251.5	100.5	989.4
Difference in scope of consolidation¹	(5.4)	(0.2)	0.0	(9.1)	(0.5)	(0.1)	0.2	0.0	(15.2)
Less derivative exposures and SFTs²	(2.9)	(1.3)	(2.5)	0.0	(183.7)	0.0	(62.5)	(94.8)	(347.7)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	110.9	60.1	137.8	2.5	98.0	22.2	189.2	5.7	626.5
Derivative exposures	5.1	2.3	2.9	0.0	85.2	0.0	2.1	23.5	121.2
Securities financing transactions	0.0	0.4	0.0	0.0	63.8	0.0	62.7	2.9	129.7
Off-balance sheet items	3.4	0.9	12.1	0.0	20.1	0.0	0.8	0.6	37.8
Items deducted from Swiss SRB tier 1 capital						(12.9)			(12.9)
Total exposures (leverage ratio denominator), phase-in	119.4	63.7	152.8	2.6	267.2	9.4	254.8	32.7	902.4
Additional items deducted from Swiss SRB tier 1 capital						(4.2)			(4.2)
Total exposures (leverage ratio denominator), fully applied	119.4	63.7	152.8	2.6	267.2	5.1	254.8	32.7	898.2

	31.3.16
Total IFRS assets	118.2	59.0	140.2	12.1	256.6	22.2	258.8	99.8	966.9
Difference in scope of consolidation¹	(6.0)	(0.2)	0.0	(9.5)	(0.6)	(0.1)	0.2	0.0	(16.2)
Less derivative exposures and SFTs²	(2.7)	(1.8)	(1.9)	0.0	(161.0)	0.0	(67.2)	(94.0)	(328.6)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	109.5	57.0	138.4	2.5	94.9	22.1	191.9	5.9	622.1
Derivative exposures	4.5	1.7	2.4	0.0	83.5	0.0	2.4	31.4	126.0
Securities financing transactions	0.0	1.1	0.0	0.0	61.7	0.0	68.0	3.0	133.8
Off-balance sheet items	3.4	1.1	11.5	0.0	22.0	0.0	2.1	0.8	40.9
Items deducted from Swiss SRB tier 1 capital						(12.8)			(12.8)
Total exposures (leverage ratio denominator), phase-in	117.4	60.9	152.2	2.5	262.2	9.3	264.5	41.1	910.0
Additional items deducted from Swiss SRB tier 1 capital						(4.2)			(4.2)
Total exposures (leverage ratio denominator), fully applied	117.4	60.9	152.2	2.5	262.2	5.1	264.5	41.1	905.8

	30.6.16 vs 31.3.16
Total IFRS assets	1.0	2.6	0.1	(0.4)	25.6	0.1	(7.3)	0.7	22.5
Difference in scope of consolidation¹	0.6	0.0	0.0	0.4	0.1	0.0	0.0	0.0	1.0
Less derivative exposures and SFTs²	(0.2)	0.5	(0.6)	0.0	(22.7)	0.0	4.7	(0.8)	(19.1)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	1.4	3.1	(0.6)	0.0	3.1	0.1	(2.7)	(0.2)	4.4
Derivative exposures	0.6	0.6	0.5	0.0	1.7	0.0	(0.3)	(7.9)	(4.8)
Securities financing transactions	0.0	(0.7)	0.0	0.0	2.1	0.0	(5.3)	(0.1)	(4.1)
Off-balance sheet items	0.0	(0.2)	0.6	0.0	(1.9)	0.0	(1.3)	(0.2)	(3.1)
Items deducted from Swiss SRB tier 1 capital						(0.1)			(0.1)
Total exposures (leverage ratio denominator), phase-in	2.0	2.8	0.6	0.1	5.0	0.1	(9.7)	(8.4)	(7.6)
Additional items deducted from Swiss SRB tier 1 capital						0.0			0.0
Total exposures (leverage ratio denominator), fully applied	2.0	2.8	0.6	0.1	5.0	0.0	(9.7)	(8.4)	(7.6)

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under derivative exposures and securities financing transactions in this table.

Capital management

Differences between the current Swiss SRB and BIS frameworks

Capital and risk-weighted assets

Our Swiss SRB and BIS capital is the same on both a fully applied and a phase-in basis, except for two specific tier 2 capital items. First, as of 30 June 2016, the amount of our tier 2 high-trigger loss-absorbing capital, in the form of Deferred Contingent Capital Plan awards granted for the performance years 2012 and 2013, was CHF 619 million higher under Swiss SRB rules than under BIS rules. Second, a portion of unrealized gains on financial assets available for sale, totaling CHF 187 million as of 30 June 2016, was recognized as tier 2 capital under BIS rules, but not under Swiss SRB regulations. Our risk-weighted assets (RWA) are the same under Swiss SRB and BIS rules.

Differences between current Swiss SRB and BIS capital information
As of 30.6.16	Phase-in			Fully applied
CHF million, except where indicated	Swiss SRB	BIS	Differences	Swiss SRB	BIS	Differences
Common equity tier 1 capital
Total common equity tier 1 capital	37,064	37,064	0	30,264	30,264	0
Additional tier 1 capital
High-trigger loss-absorbing capital	5,374	5,374	0	5,374	5,374	0
Low-trigger loss-absorbing capital	496	496	0	2,411	2,411	0
Total additional tier 1 capital	5,870	5,870	0	7,785	7,785	0
Total tier 1 capital	42,934	42,934	0	38,049	38,049	0
Tier 2 capital
High-trigger loss-absorbing capital	890	271	619	890	271	619
Low-trigger loss-absorbing capital	10,441	10,441	0	10,441	10,441	0
Phase-out capital and other tier 2 capital	741	927	(187)		187	(187)
Total tier 2 capital	12,072	11,640	432	11,331	10,899	432
Total capital	55,006	54,574	432	49,381	48,948	432
Risk-weighted assets	216,671	216,671	0	213,840	213,840	0
Common equity tier 1 capital ratio (%)	17.1	17.1	0.0	14.2	14.2	0.0
Tier 1 capital ratio (%)	19.8	19.8	0.0	17.8	17.8	0.0
Total capital ratio (%)	25.4	25.2	0.2	23.1	22.9	0.2

Leverage ratio

The BIS leverage ratio is calculated by dividing the sum of period-end CET1 and AT1 by the period-end leverage ratio denominator (LRD). The LRD is the same under Swiss SRB and BIS rules. Under BIS rules, only CET1 and AT1 capital are included in the numerator, whereas under Swiss SRB rules other loss-absorbing capital is also included. As of 30 June 2016, the Swiss SRB numerator was CHF 11.3 billion higher than the BIS numerator (as of 31 March 2016: CHF 11.1 billion higher) on a phase-in and fully applied basis.

BIS Basel III leverage ratio¹
CHF million, except where indicated
Phase-in	30.6.16	31.3.16	31.12.15
Total tier 1 capital	42,934	43,541	44,559
Total exposures (leverage ratio denominator)	902,431	910,000	904,014
BIS Basel III leverage ratio (%)	4.8	4.8	4.9

Fully applied	30.6.16	31.3.16	31.12.15
Total tier 1 capital	38,049	37,438	36,198
Total exposures (leverage ratio denominator)	898,195	905,801	897,607
BIS Basel III leverage ratio (%)	4.2	4.1	4.0

1 Refer to the document “UBS Group AG (consolidated) BIS Basel III leverage ratio information” under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors, for more information in line with FINMA disclosure requirements.

Equity attribution and return on attributed equity

Average total equity attributed to the business divisions and Corporate Center increased by CHF 0.8 billion to CHF 48.7 billion during the second quarter of 2016, mainly related to an increase in Group items.

→   Refer to the “Capital management” section of our Annual Report 2015 for more information on the equity attribution framework

Average equity attributable to UBS Group AG shareholders decreased to CHF 53.9 billion in the second quarter of 2016 from CHF 55.1 billion in the prior quarter, mainly reflecting the dividend distribution to shareholders for 2015. The difference between average equity attributable to UBS Group AG shareholders and average equity attributed to the business divisions and Corporate Center decreased to CHF 5.2 billion from CHF 7.2 billion.

Average attributed equity
	For the quarter ended			Year-to-date
CHF billion	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Wealth Management	3.5	3.5	3.4	3.5	3.5
Wealth Management Americas	2.5	2.5	2.4	2.5	2.4
Personal & Corporate Banking	4.0	4.1	3.9	4.1	4.0
Asset Management	1.4	1.4	1.6	1.4	1.7
Investment Bank	7.7	7.7	7.3	7.7	7.3
Corporate Center	29.6	28.7	25.9	29.2	26.0
of which: Services	23.2	22.2	19.7	22.7	19.6
of which: Group items	21.9	21.0	18.2	21.5	18.2
of which: Group ALM	4.1	4.2	3.3	4.2	3.4
of which: Non-core and Legacy Portfolio	2.3	2.3	2.9	2.3	3.1
Average equity attributed to the business divisions and Corporate Center	48.7	47.9	44.5	48.3	44.8
Difference	5.2	7.2	6.8	6.2	6.6
Average equity attributable to UBS Group AG shareholders	53.9	55.1	51.3	54.5	51.4

Return on attributed equity and return on equity¹
	For the quarter ended			Year-to-date
In %	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Wealth Management	59.2	63.7	88.9	61.5	97.5
Wealth Management Americas	37.9	33.8	31.8	35.8	37.1
Personal & Corporate Banking	53.4	38.9	40.7	46.1	41.7
Asset Management	32.6	25.7	32.5	29.1	36.2
Investment Bank	14.8	13.1	30.2	13.9	36.1
UBS Group	7.7	5.1	9.4	6.4	12.4

1 Return on attributed equity shown for the business divisions and return on equity attributable to UBS Group AG shareholders shown for UBS Group. Return on attributed equity for Corporate Center is not shown, as it is not meaningful.

Return on attributed equity – adjusted¹˒²
	For the quarter ended			Year-to-date
In %	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Wealth Management	69.3	72.7	90.5	71.0	92.9
Wealth Management Americas	44.0	39.0	35.8	41.5	41.1
Personal & Corporate Banking	46.3	41.2	42.5	43.8	43.4
Asset Management	42.3	31.4	33.5	36.9	38.9
Investment Bank	23.2	19.2	33.8	21.2	39.8

1 Return on attributed equity for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations. Refer to the "Group performance" section of this report for more information on adjusted results.

UBS shares

UBS shares

UBS Group AG shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as global registered shares. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. UBS Group AG shares are listed on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE).

Shares issued increased slightly in the second quarter of 2016 due to the issuance of shares out of conditional share capital upon exercise of employee share options.

Treasury shares increased by 14 million shares, reflecting treasury share purchases to hedge our share delivery obligations related to employee share and option participation plans.

UBS Group share information
	As of or for the quarter ended			% change from
	30.6.16	31.3.16	30.6.15	31.3.16
Shares issued	3,850,263,351	3,850,069,401	3,759,320,804	0
Treasury shares	143,744,288	129,605,209	95,917,796	11
Shares outstanding	3,706,519,063	3,720,464,192	3,663,403,008	0
Basic earnings per share (CHF)¹	0.28	0.19	0.33	47
Diluted earnings per share (CHF)¹	0.27	0.18	0.32	50
Equity attributable to UBS Group AG shareholders (CHF million)	52,876	54,845	50,211	(4)
Less: goodwill and intangible assets (CHF million)²	6,402	6,326	6,101	1
Tangible equity attributable to UBS Group AG shareholders (CHF million)	46,474	48,519	44,110	(4)
Total book value per share (CHF)	14.27	14.74	13.71	(3)
Tangible book value per share (CHF)	12.54	13.04	12.04	(4)
Share price (CHF)	12.57	15.49	19.83	(19)
Market capitalization (CHF million)	48,398	59,638	74,547	(19)

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information on UBS Group AG (consolidated) EPS.    2 Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 30 June 2015 have been adjusted to reflect the non-controlling interests in UBS AG as of that date.

Consolidated financial statements

Unaudited

UBS Group AG interim consolidated financial statements (unaudited)

77	Income statement
78	Statement of comprehensive income
80	Balance sheet
82	Statement of changes in equity
84	Statement of cash flows

86	1 Basis of accounting
87	2 Segment reporting
89	3 Net interest and trading income
90	4 Net fee and commission income
91	5 Other income
92	6 Personnel expenses
92	7 General and administrative expenses
92	8 Income taxes
93	9 Earnings per share (EPS) and shares outstanding
94	10 Fair value measurement
104	11 Derivative instruments
105	12 Offsetting financial assets and financial liabilities
107	13 Other assets and liabilities
108	14 Financial liabilities designated at fair value
108	15 Debt issued held at amortized cost
109	16 Provisions and contingent liabilities
118	17 Guarantees, commitments and forward starting transactions
119	18 Changes in organization and disposals
120	19 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

121	Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
124	UBS AG (consolidated) key figures

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Interest income	3	3,552	3,407	3,409	4	4	6,959	6,581
Interest expense	3	(2,388)	(1,695)	(1,918)	41	25	(4,083)	(3,454)
Net interest income	3	1,164	1,712	1,490	(32)	(22)	2,876	3,127
Credit loss (expense) / recovery		(7)	(3)	(13)	133	(46)	(9)	(29)
Net interest income after credit loss expense		1,158	1,709	1,478	(32)	(22)	2,867	3,098
Net fee and commission income	4	4,087	4,093	4,409	0	(7)	8,180	8,810
Net trading income	3	1,891	1,013	1,647	87	15	2,904	3,781
Other income	5	269	17	285		(6)	286	970
Total operating income		7,404	6,833	7,818	8	(5)	14,237	16,659
Personnel expenses	6	3,985	3,924	4,124	2	(3)	7,910	8,297
General and administrative expenses	7	1,666	1,664	1,695	0	(2)	3,330	3,408
Depreciation and impairment of property, equipment and software		240	243	209	(1)	15	483	429
Amortization and impairment of intangible assets		24	23	30	4	(20)	47	58
Total operating expenses		5,915	5,855	6,059	1	(2)	11,770	12,193
Operating profit / (loss) before tax		1,489	978	1,759	52	(15)	2,467	4,467
Tax expense / (benefit)	8	376	270	443	39	(15)	646	1,113
Net profit / (loss)		1,113	708	1,316	57	(15)	1,820	3,354
Net profit / (loss) attributable to non-controlling interests		79	0	106		(25)	79	168
Net profit / (loss) attributable to UBS Group AG shareholders		1,034	707	1,209	46	(14)	1,741	3,186

Earnings per share (CHF)
Basic	9	0.28	0.19	0.33	47	(15)	0.47	0.87
Diluted	9	0.27	0.18	0.32	50	(16)	0.45	0.85

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15

Comprehensive income attributable to UBS Group AG shareholders
Net profit / (loss)	1,034	707	1,209	1,741	3,186

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	310	(953)	(729)	(643)	(1,532)
Foreign exchange amounts reclassified to the income statement from equity	26	123	(2)	149	(2)
Income tax relating to foreign currency translation movements	(2)	5	4	3	7
Subtotal foreign currency translation, net of tax	334	(825)	(727)	(492)	(1,527)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	116	253	(101)	369	115
Impairment charges reclassified to the income statement from equity	3	0	0	3	0
Realized gains reclassified to the income statement from equity	(166)	(89)	(85)	(255)	(202)
Realized losses reclassified to the income statement from equity	5	13	7	19	22
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	3	(46)	37	(44)	(1)
Subtotal financial assets available for sale, net of tax	(39)	131	(143)	93	(66)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	502	944	(410)	1,445	(155)
Net (gains) / losses reclassified to the income statement from equity	(274)	(303)	(259)	(577)	(496)
Income tax relating to cash flow hedges	(47)	(127)	137	(174)	133
Subtotal cash flow hedges, net of tax	181	513	(532)	694	(518)
Total other comprehensive income that may be reclassified to the income statement, net of tax	476	(181)	(1,403)	295	(2,111)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(198)	(191)	(568)	(389)	152
Income tax relating to defined benefit plans	(4)	12	166	8	(15)
Subtotal defined benefit plans, net of tax	(202)	(179)	(402)	(381)	137
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(173)	68	0	(105)	0
Income tax relating to own credit on financial liabilities designated at fair value	16	(16)	0	0	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	(157)	52	0	(105)	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(359)	(127)	(402)	(486)	137

Total other comprehensive income	117	(308)	(1,805)	(191)	(1,974)
Total comprehensive income attributable to UBS Group AG shareholders	1,151	399	(595)	1,550	1,213

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	79	0	106	79	168

Other comprehensive income that may be reclassified to the income statement
Other comprehensive income that may be reclassified to the income statement, before tax	0	0	(21)	0	(16)
Income tax relating to other comprehensive income that may be reclassified to the income statement	0	0	4	0	3
Total other comprehensive income that may be reclassified to the income statement, net of tax	0	0	(16)	0	(13)

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	329	(50)	(70)	278	(226)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	329	(50)	(70)	278	(226)
Gains / (losses) on defined benefit plans, before tax	0	0	(13)	0	1
Income tax relating to defined benefit plans	0	0	4	0	0
Subtotal defined benefit plans, net of tax	0	0	(9)	0	1
Total other comprehensive income that will not be reclassified to the income statement, net of tax	329	(50)	(79)	278	(225)

Total other comprehensive income	329	(50)	(96)	278	(238)
Total comprehensive income attributable to non-controlling interests	407	(50)	11	357	(71)

Total comprehensive income
Net profit / (loss)	1,113	708	1,316	1,820	3,354
Other comprehensive income	445	(358)	(1,900)	87	(2,212)
of which: other comprehensive income that may be reclassified to the income statement	476	(181)	(1,419)	295	(2,124)
of which: other comprehensive income that will not be reclassified to the income statement	(30)	(177)	(481)	(207)	(88)
Total comprehensive income	1,558	349	(584)	1,907	1,142

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
					% change from
CHF million	Note	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15

Assets
Cash and balances with central banks		94,246	105,710	91,306	(11)	3
Due from banks		12,964	13,551	11,948	(4)	9
Loans		306,881	304,873	311,954	1	(2)
Cash collateral on securities borrowed	12	29,367	32,432	25,584	(9)	15
Reverse repurchase agreements	12	73,289	73,562	67,893	0	8
Trading portfolio assets	10	101,217	105,276	124,035	(4)	(18)
of which: assets pledged as collateral which may be sold or repledged by counterparties		30,778	32,549	51,943	(5)	(41)
Positive replacement values	10, 11, 12	198,441	180,518	167,435	10	19
Cash collateral receivables on derivative instruments	12	29,955	25,460	23,763	18	26
Financial assets designated at fair value	10, 12	64,241	40,976	6,146	57	945
Financial assets available for sale	10	18,211	31,266	62,543	(42)	(71)
Financial assets held to maturity		4,798	2,889		66
Investments in associates		950	953	954	0	0
Property, equipment and software		7,967	7,763	7,695	3	4
Goodwill and intangible assets		6,402	6,326	6,568	1	(3)
Deferred tax assets		12,154	12,192	12,835	0	(5)
Other assets	13	28,314	23,123	22,160	22	28
Total assets		989,397	966,873	942,819	2	5

Balance sheet (continued)
					% change from
CHF million	Note	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15

Liabilities
Due to banks		15,259	11,350	11,836	34	29
Due to customers		409,084	401,504	390,185	2	5
Cash collateral on securities lent	12	6,301	6,353	8,029	(1)	(22)
Repurchase agreements	12	8,043	6,516	9,653	23	(17)
Trading portfolio liabilities	10	29,614	33,157	29,137	(11)	2
Negative replacement values	10, 11, 12	196,006	179,018	162,430	9	21
Cash collateral payables on derivative instruments	12	36,352	36,690	38,282	(1)	(5)
Financial liabilities designated at fair value	10, 12, 14	59,664	57,761	62,995	3	(5)
Debt issued	15	104,659	101,316	93,147	3	12
Provisions	16	3,656	3,961	4,164	(8)	(12)
Other liabilities	13	67,198	72,461	75,652	(7)	(11)
Total liabilities		935,835	910,088	885,511	3	6

Equity
Share capital		385	385	385	0	0
Share premium		27,860	30,784	31,164	(9)	(11)
Treasury shares		(2,333)	(2,138)	(1,693)	9	38
Retained earnings		30,716	30,041	29,504	2	4
Other comprehensive income recognized directly in equity, net of tax		(3,752)	(4,228)	(4,047)	(11)	(7)
Equity attributable to UBS Group AG shareholders		52,876	54,845	55,313	(4)	(4)
Equity attributable to non-controlling interests		686	1,941	1,995	(65)	(66)
Total equity		53,562	56,786	57,308	(6)	(7)
Total liabilities and equity		989,397	966,873	942,819	2	5

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2015	372	32,590	(1,393)	22,134
Issuance of share capital	0
Acquisition of treasury shares			(1,403)
Disposal of treasury shares			1,166
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		(45)
Premium on shares issued and warrants exercised		23
Employee share and share option plans		(54)
Tax (expense) / benefit recognized in share premium		2
Dividends		(1,822)²
Equity classified as obligation to purchase own shares		0
Total comprehensive income for the period				3,323
of which: net profit / (loss)				3,186
of which: other comprehensive income that may be reclassified to the income statement, net of tax
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				137
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Changes to legal structure / reorganization: Increase in UBS Group AG’s ownership interest in UBS AG	3	312	7	248
Balance as of 30 June 2015	375	31,005	(1,624)	25,704

Balance as of 1 January 2016	385	31,164	(1,693)	29,504
Issuance of share capital	0
Acquisition of treasury shares			(1,350)
Disposal of treasury shares			710
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		(18)
Premium on shares issued and warrants exercised		2
Employee share and share option plans		(178)
Tax (expense) / benefit recognized in share premium		10
Dividends		(3,164)²
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		43		(43)
Total comprehensive income for the period				1,255
of which: net profit / (loss)				1,741
of which: other comprehensive income that may be reclassified to the income statement, net of tax
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				(381)
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – own credit				(105)
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2016	385	27,860	(2,333)	30,716

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.    2 Reflects the payment of an ordinary cash dividend of CHF 0.60 (2015: CHF 0.50) and the payment of a special cash dividend of CHF 0.25 per dividend-bearing share out of the capital contribution reserve.

Other comprehensive income recognized directly in equity, net of tax¹	of which: foreign currency translation	of which: financial assets available for sale	of which: cash flow hedges	Total equity attributable to UBS Group AG shareholders	Non-controlling interests	Total equity
(3,093)	(5,406)	228	2,084	50,608	3,760	54,368
				0		0
				(1,403)		(1,403)
				1,166		1,166
				(45)		(45)
				23		23
				(54)		(54)
				2		2
				(1,822)	(123)	(1,945)
				0		0
(2,111)	(1,527)	(66)	(518)	1,213	(71)	1,142
				3,186	168	3,354
(2,111)	(1,527)	(66)	(518)	(2,111)	(13)	(2,124)
				137	1	138
				0	(226)	(226)
(45)	(70)	3	22	525	(525)	0
(5,249)	(7,002)	165	1,589	50,211	3,042	53,253

(4,047)	(5,857)	172	1,638	55,313	1,995	57,308
				0		0
				(1,350)		(1,350)
				710		710
				(18)		(18)
				2		2
				(178)		(178)
				10		10
				(3,164)	(83)	(3,246)
				0	(1,584)	(1,584)
				0	0	0
295	(492)	93	694	1,550	357	1,907
				1,741	79	1,820
295	(492)	93	694	295		295
				(381)		(381)
				(105)		(105)
				0	278	278
(3,752)	(6,348)	264	2,332	52,876	686	53,562

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	30.6.16	30.6.15

Cash flow from / (used in) operating activities
Net profit / (loss)	1,820	3,354
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	483	429
Amortization and impairment of intangible assets	47	58
Credit loss expense / (recovery)	9	29
Share of net profits of associates	(40)	(52)
Deferred tax expense / (benefit)	242	691
Net loss / (gain) from investing activities	(798)	(673)
Net loss / (gain) from financing activities	6,781	(2,980)
Other net adjustments	(544)	7,925
Net change in operating assets and liabilities:
Due from / to banks	3,320	2,843
Cash collateral on securities borrowed and reverse repurchase agreements	(13,109)	(1,019)
Cash collateral on securities lent and repurchase agreements	(1,832)	3,537
Trading portfolio and replacement values	14,850	6,394
Financial assets designated at fair value	(59,480)	(657)
Cash collateral on derivative instruments	(6,824)	2,608
Loans	1,360	(6,144)
Due to customers	21,506	(21,494)
Other assets, provisions and other liabilities	(6,085)	(4,013)
Income taxes paid, net of refunds	(209)	(210)
Net cash flow from / (used in) operating activities	(38,503)	(9,374)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(23)	(38)
Disposal of subsidiaries, associates and intangible assets¹	72	190
Purchase of property, equipment and software	(952)	(795)
Disposal of property, equipment and software	193	520
Purchase of financial assets available for sale	(7,363)	(65,516)
Disposal and redemption of financial assets available for sale	51,112	49,967
Net (purchase) / redemption of financial assets held to maturity	(4,878)
Net cash flow from / (used in) investing activities	38,159	(15,673)

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	30.6.16	30.6.15

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	9,797	5,353
Net movements in treasury shares and own equity derivative activity	(1,274)	(801)
Distributions paid on UBS shares	(3,164)	(1,822)
Issuance of long-term debt, including financial liabilities designated at fair value	18,857	33,204
Repayment of long-term debt, including financial liabilities designated at fair value	(17,365)	(25,044)
Net changes in non-controlling interests and preferred notes	(1,371)	(125)
Net cash flow from / (used in) financing activities	5,480	10,765

Effects of exchange rate differences on cash and cash equivalents	(1,293)	(5,595)
Net increase / (decrease) in cash and cash equivalents	3,844	(19,876)
Cash and cash equivalents at the beginning of the period	103,044	116,715
Cash and cash equivalents at the end of the period	106,888	96,838

Cash and cash equivalents comprise:
Cash and balances with central banks	94,181	84,646
Due from banks	11,707	11,720
Money market paper²	1,001	473
Total³	106,888	96,838

Additional information
Net cash flow from / (used in) operating activities include:
Cash received as interest	5,992	5,313
Cash paid as interest	3,417	2,929
Cash received as dividends on equity investments, investment funds and associates⁴	999	1,182

1 Includes dividends received from associates.    2 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    3 Comprises balances with an original maturity of three months or less. CHF 3,631 million and CHF 3,404 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 30 June 2016 and 30 June 2015, respectively. Refer to Note 25 in the Annual Report 2015 for more information.    4 Includes dividends received from associates reported within cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2015, except for the changes described below and in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first quarter 2016 report. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2015. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a Significant accounting policies” in the audited “Consolidated financial statements” section of the Annual Report 2015.

London Clearing House interest rate swaps converted to a settlement model

Effective 30 June 2016, UBS elected to convert its interest rate swaps (IRS) transacted with the London Clearing House from the previous collateral model to a settlement model. The IRS are now legally settled on a daily basis resulting in the derecognition of the associated assets and liabilities. Previously, UBS applied IAS 32 netting principles to offset the IRS with the associated variation margin. Gross cash collateral receivables and payables on derivative instruments and corresponding netting presented in Note 12 decreased by CHF 93 billion as of 30 June 2016, with no change to net cash collateral receivables and payables on derivative instruments recognized on the balance sheet.

→   Refer to Note 12 for more information

Derecognition of exchange-traded derivative client cash balances from the Group’s balance sheet

In accordance with the Group's accounting policy, client cash balances associated with derivatives clearing and execution services are not recognized on the balance sheet if, through contractual agreement, regulation or practice, the Group does not obtain benefits from or control the client cash balances. These conditions are considered to have been met when (i) the Group is not permitted to reinvest client cash balances; (ii) interest paid by central counterparties (CCPs), brokers or deposit banks on cash deposits forms part of the client cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) the Group does not guarantee and is not liable to clients for the performance of the CCP, broker or deposit bank; and (iv) the client cash balances are legally isolated from the Group’s estate.

During the second quarter of 2016, the Group formally and legally waived certain rights available to it under the rules of the US Commodity Futures Trading Commission that had previously enabled it to invest certain client cash balances in other assets, making them a source of benefit to the Group. As a result, the Group derecognized related client cash balances. Consequently, Cash collateral receivables on derivative instruments decreased by CHF 2.8 billion, Due from banks decreased by CHF 0.9 billion and Cash collateral payables on derivative instruments decreased by CHF 3.6 billion as of 30 June 2016.

Amendments to IFRS 2 Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment, which are mandatorily effective for UBS on 1 January 2018, with early adoption permitted. The amendments require that the approach used to account for vesting conditions when measuring cash-settled share-based payments is consistent with that used for equity-settled share-based payments. The amendments also clarify the classification of share-based payments settled net of withholding tax as well as the accounting consequences resulting from a modification of share-based payments from cash-settled to equity-settled. UBS expects that the adoption of these amendments will not have a material impact on its financial statements.

Note 2   Segment reporting

UBS‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of the Group. Refer to "Note 1a item 34 Segment reporting" and "Note 2 Segment reporting" in the audited “Consolidated financial statements” section of the Annual Report 2015 for more information on the Group's reporting segments.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the six months ended 30 June 2016
Net interest income	954	652	957	(17)	140	(161)	396	(44)	2,876
Non-interest income	2,541	3,074	908	963	3,860	147	(190)	64	11,370
Allocations from Corporate Center Group ALM to business divisions and other CC units	207	44	180	5	(116)	36	(311)	(46)	0
Income	3,702	3,771	2,046	951	3,883	23	(104)	(26)	14,246
Credit loss (expense) / recovery	(1)	(2)	2	0	(5)	0	0	(3)	(9)
Total operating income	3,700	3,769	2,048	951	3,879	23	(104)	(29)	14,237
Personnel expenses	1,205	2,398	425	367	1,555	1,916	15	28	7,910
General and administrative expenses	268	277	121	115	362	2,058	8	122	3,330
Services (to) / from business divisions and Corporate Center	1,148	618	561	262	1,405	(4,106)	(23)	134	0
of which: services from CC Services	1,107	611	609	275	1,352	(4,119)	55	111	0
Depreciation and impairment of property, equipment and software	1	1	8	1	13	460	0	0	483
Amortization and impairment of intangible assets	2	26	0	2	6	11	0	0	47
Total operating expenses¹	2,624	3,320	1,115	747	3,342	338	0	283	11,770
Operating profit / (loss) before tax	1,076	448	933	204	537	(315)	(104)	(312)	2,467
Tax expense / (benefit)									646
Net profit / (loss)									1,820

As of 30 June 2016
Total assets	119,201	61,605	140,322	11,662	282,240	22,344	251,495	100,527	989,397

For the six months ended 30 June 2015²
Net interest income	874	492	937	(18)	609	(165)	431	(35)	3,127
Non-interest income	3,217	3,080	808	996	4,495	413	500	54	13,561
Allocations from Corporate Center Group ALM to business divisions and other CC units	236	52	210	9	(86)	86	(480)	(27)	0
Income	4,327	3,624	1,956	987	5,018	333	451	(8)	16,688
Credit loss (expense) / recovery	0	0	(25)	0	(6)	0	0	2	(29)
Total operating income	4,327	3,624	1,931	987	5,012	333	451	(6)	16,659
Personnel expenses	1,316	2,245	447	342	1,948	1,915	15	69	8,297
General and administrative expenses	245	319	117	110	351	2,166	8	92	3,408
Services (to) / from business divisions and Corporate Center	1,055	589	534	233	1,366	(3,946)	(20)	190	0
of which: services from CC Services	1,027	583	584	241	1,336	(3,963)	34	159	0
Depreciation and impairment of property and equipment	3	1	8	1	13	403	0	0	429
Amortization and impairment of intangible assets	2	25	0	3	18	11	0	0	58
Total operating expenses¹	2,621	3,179	1,106	688	3,695	549	2	351	12,193
Operating profit / (loss) before tax	1,707	445	824	299	1,317	(217)	449	(357)	4,467
Tax expense / (benefit)									1,113
Net profit / (loss)									3,354

As of 31 December 2015
Total assets	119,850	60,993	141,164	12,874	253,486	22,566	237,517	94,369	942,819

1 Refer to Note 18 for information on restructuring expenses.    2 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Note 3  Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Net interest and trading income
Net interest income	1,164	1,712	1,490	(32)	(22)	2,876	3,127
Net trading income	1,891	1,013	1,647	87	15	2,904	3,781
Total net interest and trading income	3,055	2,725	3,137	12	(3)	5,780	6,909
Wealth Management	736	750	711	(2)	4	1,486	1,517
Wealth Management Americas	446	439	375	2	19	885	732
Personal & Corporate Banking	643	643	628	0	2	1,286	1,315
Asset Management	(1)	(8)	(2)	(88)	(50)	(9)	(8)
Investment Bank	1,171	1,021	1,341	15	(13)	2,192	3,058
of which: Corporate Client Solutions	251	120	212	109	18	371	486
of which: Investor Client Services	920	901	1,128	2	(18)	1,820	2,572
Corporate Center	61	(120)	84		(27)	(59)	294
of which: Services	(13)	(9)	(11)	44	18	(22)	14
of which: Group ALM	58	(68)	130		(55)	(10)	397
of which: own credit on financial liabilities designated at fair value			259				486
of which: Non-core and Legacy Portfolio	16	(43)	(34)			(27)	(118)
Total net interest and trading income	3,055	2,725	3,137	12	(3)	5,780	6,909

Net interest income
Interest income
Interest income from loans and deposits¹	2,349	2,330	2,141	1	10	4,679	4,239
Interest income from securities financing transactions²	284	252	215	13	32	536	407
Interest income from trading portfolio³	781	688	904	14	(14)	1,469	1,660
Interest income from financial assets and liabilities designated at fair value	76	73	48	4	58	148	91
Interest income from financial assets available for sale and held to maturity³	63	65	101	(3)	(38)	128	185
Total	3,552	3,407	3,409	4	4	6,959	6,581
Interest expense
Interest expense on loans and deposits⁴	209	182	121	15	73	390	259
Interest expense on securities financing transactions⁵	332	286	254	16	31	618	446
Interest expense on trading portfolio⁶	951	376	753	153	26	1,327	1,163
Interest expense on financial assets and liabilities designated at fair value	197	201	178	(2)	11	398	369
Interest expense on debt issued	698	651	612	7	14	1,349	1,217
Total	2,388	1,695	1,918	41	25	4,083	3,454
Net interest income	1,164	1,712	1,490	(32)	(22)	2,876	3,127

Net trading income
Investment Bank Corporate Client Solutions	91	(38)	53		72	52	167
Investment Bank Investor Client Services	1,309	802	1,128	63	16	2,112	2,364
Other business divisions and Corporate Center	491	249	466	97	5	740	1,251
Net trading income	1,891	1,013	1,647	87	15	2,904	3,781
of which: net gains / (losses) from financial liabilities designated at fair value⁷	(648)	1,059	1,247			411	259

1 Consists of interest income from balances with central banks, amounts due from banks and loans, and negative interest on amounts due to banks and customers.    2 Includes interest income on securities borrowed and reverse repurchase agreements and negative interest, including fees, on securities lent and repurchase agreements.    3 Includes dividend income.    4 Consists of interest expense on amounts due to banks and customers, and negative interest on balances with central banks, amounts due from banks and loans.    5 Includes interest expense on securities lent and repurchase agreements and negative interest, including fees, on securities borrowed and reverse repurchase agreements.    6 Includes expense related to dividend payment obligations on trading liabilities.    7 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 4  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Underwriting fees	282	221	385	28	(27)	503	730
of which: equity underwriting fees	137	113	267	21	(49)	250	496
of which: debt underwriting fees	145	107	118	36	23	252	234
M&A and corporate finance fees	176	139	190	27	(7)	315	368
Brokerage fees	879	966	995	(9)	(12)	1,846	2,073
Investment fund fees	779	814	916	(4)	(15)	1,593	1,839
Portfolio management and advisory fees	1,968	1,966	1,951	0	1	3,934	3,892
Other	438	426	445	3	(2)	864	866
Total fee and commission income	4,522	4,533	4,883	0	(7)	9,055	9,767
Brokerage fees paid	192	197	210	(3)	(9)	390	442
Other	243	242	264	0	(8)	486	514
Total fee and commission expense	436	440	474	(1)	(8)	875	957
Net fee and commission income	4,087	4,093	4,409	0	(7)	8,180	8,810
of which: net brokerage fees	687	769	785	(11)	(12)	1,456	1,630

Note 5  Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(49)	(123)	2	(60)		(172)	143
Net gains / (losses) from disposals of investments in associates	0	0	0			0	0
Share of net profits of associates	22	18	29	22	(24)	40	52
Total	(27)	(104)	31	(74)		(132)	196
Financial assets available for sale
Net gains / (losses) from disposals	161	76	80	112	101	237	185
Impairment charges	(3)	0	0			(3)	0
Total	158	76	80	108	98	233	185
Net income from properties (excluding net gains / (losses) from disposals)²	7	7	7	0	0	14	13
Net gains / (losses) from investment properties	1	0	(2)			1	(2)
Net gains / (losses) from disposals of properties held for sale	120	0	1			120	378
Net gains / (losses) from disposals of loans and receivables	0	(1)	0	(100)		(1)	26
Other	9	40	168	(78)	(95)	49	173
Total other income	269	17	285		(6)	286	970

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 6  Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Salaries and variable compensation	2,530	2,360	2,617	7	(3)	4,890	5,242
Contractors	117	101	88	16	33	218	169
Social security	158	184	207	(14)	(24)	342	437
Pension and other post-employment benefit plans	151	199	188	(24)	(20)	350	412
Wealth Management Americas: Financial advisor compensation¹	911	909	878	0	4	1,820	1,748
Other personnel expenses	117	172	147	(32)	(20)	289	289
Total personnel expenses²	3,985	3,924	4,124	2	(3)	7,910	8,297

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 18 for more information.

Note 7  General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Occupancy	222	234	224	(5)	(1)	455	451
Rent and maintenance of IT and other equipment	125	140	98	(11)	28	266	247
Communication and market data services	158	166	146	(5)	8	324	302
Administration	121	138	135	(12)	(10)	258	250
Marketing and public relations	130	99	113	31	15	228	192
Travel and entertainment	115	118	120	(3)	(4)	233	226
Professional fees	324	278	324	17	0	601	610
Outsourcing of IT and other services	383	435	424	(12)	(10)	818	817
Provisions for litigation, regulatory and similar matters¹	72	39	71	85	1	111	130
Other	18	16	40	13	(55)	35	184
Total general and administrative expenses²	1,666	1,664	1,695	0	(2)	3,330	3,408

1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16 for more information. Also includes recoveries from third parties (second quarter of 2016: CHF 0 million; first quarter of 2016: CHF 3 million; second quarter of 2015: CHF 0 million).   2 Includes restructuring expenses. Refer to Note 18 for more information.

Note 8   Income taxes

The Group recognized a net income tax expense of CHF 376 million in the second quarter of 2016 compared with a net tax expense of CHF 443 million in the second quarter of 2015.

The current tax expense was CHF 227 million in the second quarter of 2016 compared with CHF 247 million in the same quarter a year earlier and related to taxable profits of UBS Switzerland AG and other subsidiaries. Deferred tax expenses were CHF 149 million in the second quarter of 2016 compared with CHF 196 million in the second quarter of 2015 and mainly related to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

In 2014 and 2015, UBS Limited recognized deferred tax assets of CHF 223 million in connection with the transfer of certain businesses from UBS AG London branch, reflecting the transfer of net operating loss carryforwards.

During the second quarter of 2016, Her Majesty's Revenue and Customs (HMRC) indicated that it may seek to challenge this transfer of net operating loss carryforwards, notwithstanding its prior confirmation to the contrary. To the extent that UBS Limited does not prevail in a dispute on the validity of the transfer of net operating loss carryforwards, it would incur a reduction in recognized deferred tax assets of approximately CHF 113 million as well as potential current tax expenses for prior periods. This would be in addition to a reduction in recognized deferred tax assets of approximately CHF 110 million assuming currently proposed changes in UK tax law are enacted in the second half of 2016.

Note 9   Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Basic earnings (CHF million)
Net profit / (loss) attributable to UBS Group AG shareholders	1,034	707	1,209	46	(14)	1,741	3,186

Diluted earnings (CHF million)
Net profit / (loss) attributable to UBS Group AG shareholders	1,034	707	1,209	46	(14)	1,741	3,186
Less: (profit) / loss on UBS Group AG equity derivative contracts	(1)	(1)	0	0		(1)	0
Net profit / (loss) attributable to UBS Group AG shareholders for diluted EPS	1,033	706	1,209	46	(15)	1,740	3,186

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,718,850,408	3,741,452,190	3,658,358,904	(1)	2	3,730,151,299	3,650,285,477
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	97,765,689	98,451,157	89,721,119	(1)	9	98,292,798	85,478,220
Weighted average shares outstanding for diluted EPS	3,816,616,097	3,839,903,347	3,748,080,023	(1)	2	3,828,444,097	3,735,763,697

Earnings per share (CHF)
Basic	0.28	0.19	0.33	47	(15)	0.47	0.87
Diluted	0.27	0.18	0.32	50	(16)	0.45	0.85

Shares outstanding
Shares issued	3,850,263,351	3,850,069,401	3,759,320,804	0	2
Treasury shares	143,744,288	129,605,209	95,917,796	11	50
Shares outstanding	3,706,519,063	3,720,464,192	3,663,403,008	0	1

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Potentially dilutive instruments
Employee share-based compensation awards	55,681,518	54,091,948	73,468,525	3	(24)	55,681,518	73,468,525
Other equity derivative contracts	16,261,836	10,619,640	6,096,510	53	167	14,984,357	5,392,074
Total	71,943,354	64,711,588	79,565,035	11	(10)	70,665,875	78,860,599

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the audited “Consolidated financial statements” section of the Annual Report 2015 which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss related to financial instruments other than financial assets available for sale is released into Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss related to financial assets available for sale is released into Other comprehensive income when pricing of equivalent products or the underlying parameters become observable and is released into Other income when the assets are sold.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Balance at the beginning of the period	474	421	458	421	480
Profit / (loss) deferred on new transactions	38	123	69	160	145
(Profit) / loss recognized in the income statement	(53)	(58)	(86)	(110)	(167)
(Profit) / loss recognized in other comprehensive income	(23)	0	0	(23)	0
Foreign currency translation	8	(13)	(16)	(5)	(33)
Balance at the end of the period	444	474	425	444	425

Note 10   Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	30.6.16				31.3.16				31.12.15
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	78.6	16.1	2.2	96.9	81.2	17.3	3.1	101.5	96.4	21.9	2.1	120.4
of which:
Government bills / bonds	14.7	1.4	0.0	16.1	13.6	2.2	0.0	15.8	12.9	3.3	0.0	16.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	6.4	0.8	7.3	0.3	7.7	1.0	9.0	0.2	8.1	0.7	9.0
Loans	0.0	3.1	0.9	4.0	0.0	1.3	1.2	2.6	0.0	1.8	0.8	2.6
Investment fund units	5.3	3.5	0.1	8.9	4.9	4.2	0.2	9.3	6.1	5.7	0.2	11.9
Asset-backed securities	0.0	0.7	0.0	0.7	0.0	0.6	0.2	0.8	0.0	1.0	0.2	1.2
Equity instruments	50.3	0.5	0.2	51.0	48.3	0.5	0.3	49.1	62.4	1.5	0.1	64.0
Financial assets for unit-linked investment contracts	8.2	0.5	0.1	8.7	14.2	0.7	0.1	14.9	14.8	0.7	0.1	15.5

Positive replacement values	1.3	194.9	2.3	198.4	0.7	177.8	2.0	180.5	0.5	164.0	2.9	167.4
of which:
Interest rate contracts	0.0	90.2	0.0	90.2	0.0	84.0	0.0	84.1	0.0	74.4	0.1	74.5
Credit derivative contracts	0.0	3.8	0.9	4.7	0.0	5.0	0.8	5.8	0.0	5.4	1.3	6.7
Foreign exchange contracts	0.5	79.7	0.4	80.7	0.4	69.5	0.4	70.3	0.3	64.9	0.5	65.7
Equity / index contracts	0.0	17.9	0.9	18.8	0.0	16.6	0.7	17.3	0.0	15.9	1.0	16.9
Commodity contracts	0.0	3.2	0.0	3.2	0.0	2.6	0.0	2.6	0.0	3.4	0.0	3.4

Financial assets designated at fair value	41.1	20.3	2.8	64.2	27.0	10.7	3.3	41.0	0.2	2.7	3.3	6.1
of which:
Government bills / bonds	40.9	5.6	0.0	46.6	26.8	2.5	0.0	29.3	0.0	0.0	0.0	0.0
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.0	12.2	0.0	12.2	0.1	5.7	0.0	5.7	0.0	0.0	0.0	0.0
Loans (including structured loans)	0.0	2.1	1.5	3.6	0.0	2.2	1.7	3.9	0.0	2.3	1.7	4.0
Structured reverse repurchase and securities borrowing agreements	0.0	0.0	1.2	1.2	0.0	0.0	1.4	1.4	0.0	0.0	1.5	1.6
Other	0.2	0.3	0.1	0.6	0.1	0.3	0.1	0.6	0.2	0.3	0.1	0.6

Financial assets available for sale	4.2	13.4	0.6	18.2	11.9	18.7	0.7	31.3	34.2	27.7	0.7	62.5
of which:
Government bills / bonds	3.2	0.4	0.0	3.6	9.4	0.9	0.0	10.3	31.1	2.0	0.0	33.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.9	9.7	0.0	10.6	2.5	14.5	0.0	17.0	3.0	22.2	0.0	25.2
Investment fund units	0.0	0.0	0.1	0.2	0.0	0.0	0.1	0.2	0.0	0.1	0.1	0.2
Asset-backed securities	0.0	3.3	0.0	3.3	0.0	3.2	0.0	3.2	0.0	3.4	0.0	3.4
Equity instruments	0.1	0.1	0.4	0.6	0.1	0.0	0.5	0.6	0.1	0.0	0.5	0.6

Non-financial assets
Precious metals and other physical commodities	4.4	0.0	0.0	4.4	3.8	0.0	0.0	3.8	3.7	0.0	0.0	3.7

Assets measured at fair value on a non-recurring basis
Other assets³	5.3	0.1	0.1	5.5	0.3	0.1	0.1	0.4	0.3	0.1	0.1	0.4
Total assets measured at fair value	134.9	244.8	7.9	387.7	124.8	224.6	9.0	358.5	135.2	216.4	9.0	360.6

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques¹ (continued)
	30.6.16				31.3.16				31.12.15
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	25.7	3.7	0.1	29.6	29.0	4.0	0.1	33.2	25.5	3.5	0.2	29.1
of which:
Government bills / bonds	6.8	0.7	0.0	7.6	7.4	0.8	0.0	8.1	6.0	0.8	0.0	6.8
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.0	2.7	0.1	2.8	0.0	2.9	0.1	3.0	0.0	2.4	0.1	2.5
Investment fund units	0.4	0.1	0.0	0.4	0.5	0.1	0.0	0.6	0.7	0.1	0.0	0.7
Equity instruments	18.5	0.2	0.1	18.8	21.1	0.3	0.1	21.4	18.8	0.2	0.0	19.1

Negative replacement values	1.3	190.7	4.0	196.0	0.8	175.1	3.1	179.0	0.6	158.5	3.3	162.4
of which:
Interest rate contracts	0.0	81.6	0.6	82.2	0.0	77.2	0.3	77.5	0.0	67.2	0.3	67.6
Credit derivative contracts	0.0	3.9	1.6	5.5	0.0	5.1	1.3	6.3	0.0	5.4	1.3	6.7
Foreign exchange contracts	0.5	80.4	0.2	81.0	0.4	71.1	0.2	71.7	0.3	63.0	0.2	63.5
Equity / index contracts	0.0	21.7	1.6	23.3	0.0	19.3	1.3	20.6	0.0	19.7	1.4	21.2
Commodity contracts	0.0	3.1	0.0	3.1	0.0	2.5	0.0	2.5	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	48.0	11.6	59.7	0.0	47.0	10.7	57.8	0.0	52.3	10.7	63.0
of which:
Non-structured fixed-rate bonds	0.0	0.9	3.3	4.2	0.0	1.0	3.0	4.0	0.0	1.5	2.6	4.1
Structured debt instruments issued	0.0	42.5	6.8	49.3	0.0	42.1	5.8	47.9	0.0	45.7	6.7	52.4
Structured over-the-counter debt instruments	0.0	4.3	0.9	5.3	0.0	3.4	1.4	4.7	0.0	4.7	0.8	5.5
Structured repurchase agreements	0.0	0.2	0.6	0.8	0.0	0.5	0.6	1.0	0.0	0.3	0.6	0.8
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1

Other liabilities – amounts due under unit-linked investment contracts	0.0	9.0	0.0	9.0	0.0	15.1	0.0	15.1	0.0	15.7	0.0	15.7

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0.0	5.3	0.0	5.3	0.0	0.2	0.0	0.2	0.0	0.2	0.0	0.2
Total liabilities measured at fair value	27.0	256.8	15.7	299.6	29.8	241.5	13.9	285.3	26.1	230.3	14.1	270.5

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 0.1 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.1 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 March 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.0 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2015, net bifurcated embedded derivative liabilities held at fair value totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.2 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2 Financial assets held for trading do not include precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 18 for more information on the disposal group held for sale.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 10   Fair value measurement (continued)

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.3 billion, which were mainly comprised of financial assets held for trading, primarily government bills / bonds as well as equity instruments, and liabilities totaling approximately CHF 0.3 billion were transferred from Level 2 to Level 1 during the first six months of 2016, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 0.5 billion, which were mainly comprised of financial assets available for sale, primarily corporate and municipal bonds, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 1 to Level 2 during the first six months of 2016, generally due to diminished levels of trading activity observed within the market.

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 1.5 billion and CHF 0.9 billion, respectively. Transfers into Level 3 were primarily comprised of structured loans and equity instruments, due to decreased observability of the respective credit spread and equity market pricing inputs. Transfers out of Level 3 were primarily comprised of traded loans and credit derivative contracts, reflecting increased observability of the respective credit spread inputs.

Liabilities transferred into and out of Level 3 totaled CHF 1.7 billion and CHF 1.5 billion, respectively. Transfers into Level 3 were primarily comprised of equity-linked structured debt instruments issued and interest rate contracts, due to decreased observability of the respective equity volatility and rates volatility inputs used to determine the fair value of the options embedded in these structures. Transfers out of Level 3 were primarily comprised of equity-linked structured debt instruments issued resulting from changes in the availability of observable equity volatility inputs used to determine the fair value of the options embedded in these structures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2014	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2015

Financial assets held for trading	3.5	(0.6)	(0.2)	0.3	(3.2)	3.0	0.0	0.4	(0.5)	(0.2)	2.8
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.4	0.0	0.0	0.2	(0.3)	0.0	0.0	0.1	(0.1)	(0.1)	1.1
Loans	1.1	(0.6)	(0.1)	0.0	(2.4)	3.0	0.0	0.1	(0.3)	(0.1)	0.9
Asset-backed securities	0.6	0.0	0.0	0.1	(0.4)	0.0	0.0	0.1	(0.1)	0.0	0.2
Other	0.5	0.0	0.0	0.1	(0.1)	0.0	0.0	0.2	0.0	0.0	0.6

Financial assets designated at fair value	3.5	(0.6)	(0.2)	0.0	0.0	0.9	0.0	0.3	(0.4)	(0.2)	3.4
of which:
Loans (including structured loans)	1.0	0.0	0.0	0.0	0.0	0.9	0.0	0.3	(0.4)	0.0	1.6
Structured reverse repurchase and securities borrowing agreements	2.4	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	1.6
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial assets available for sale	0.6	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.5

Positive replacement values	4.4	(0.3)	(0.3)	0.0	0.0	1.5	(1.7)	0.4	(0.3)	(0.1)	3.8
of which:
Credit derivative contracts	1.7	0.0	0.0	0.0	0.0	0.9	(0.8)	0.1	(0.1)	(0.1)	1.6
Foreign exchange contracts	0.6	(0.1)	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
Equity / index contracts	1.9	(0.2)	(0.3)	0.0	0.0	0.5	(0.7)	0.1	(0.2)	(0.1)	1.3
Other	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4

Negative replacement values	5.0	(0.4)	(0.6)	0.0	0.0	0.4	(1.0)	0.4	(0.3)	(0.4)	3.7
of which:
Credit derivative contracts	1.7	(0.2)	(0.2)	0.0	0.0	0.0	(0.2)	0.2	(0.1)	(0.1)	1.3
Foreign exchange contracts	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Equity / index contracts	2.4	(0.2)	(0.3)	0.0	0.0	0.4	(0.7)	0.2	(0.2)	(0.1)	1.8
Other	0.6	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	0.3

Financial liabilities designated at fair value	11.9	0.4	0.3	0.0	0.0	3.8	(3.7)	1.0	(1.6)	(0.9)	10.9
of which:
Non-structured fixed-rate bonds	2.2	(0.2)	(0.1)	0.0	0.0	0.7	(0.1)	0.0	(0.3)	(0.2)	2.2
Structured debt instruments issued	7.3	0.5	0.1	0.0	0.0	2.8	(2.6)	0.9	(1.3)	(0.5)	7.0
Structured over-the-counter debt instruments	1.5	0.1	0.1	0.0	0.0	0.2	(0.7)	0.0	0.0	(0.2)	1.1
Structured repurchase agreements	0.9	0.0	0.2	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.6

1 Total Level 3 assets as of 30 June 2016 were CHF 7.9 billion (31 March 2016: CHF 9.0 billion; 31 December 2015: CHF 9.0 billion). Total Level 3 liabilities as of 30 June 2016 were CHF 15.7 billion (31 March 2016: CHF 13.9 billion; 31 December 2015: CHF 14.1 billion).

	Total gains / losses included in comprehensive income
Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2016¹

2.1	(0.1)	0.0	0.6	(3.0)	2.5	0.0	0.5	(0.4)	(0.1)	2.2

0.7	0.1	0.1	0.5	(0.3)	0.0	0.0	0.0	(0.1)	(0.1)	0.8
0.8	0.0	0.1	0.0	(2.3)	2.5	0.0	0.1	(0.2)	0.0	0.9
0.2	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.0
0.4	(0.2)	(0.2)	0.1	(0.3)	0.0	0.0	0.4	0.0	0.0	0.4

3.3	(0.2)	(0.2)	0.0	0.0	0.2	(0.8)	0.4	(0.1)	(0.1)	2.8

1.7	(0.2)	(0.2)	0.0	0.0	0.2	(0.5)	0.4	(0.1)	(0.1)	1.5
1.5	0.0	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	1.2
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.6

2.9	0.0	0.0	0.0	0.0	0.5	(1.1)	0.5	(0.4)	(0.1)	2.3

1.3	0.1	0.1	0.0	0.0	0.1	(0.3)	0.1	(0.2)	0.0	0.9
0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
1.0	0.0	0.0	0.0	0.0	0.2	(0.3)	0.2	(0.1)	0.0	0.9
0.1	(0.2)	(0.1)	0.0	0.0	0.2	(0.4)	0.2	0.0	0.0	0.0

3.3	0.8	0.8	0.0	0.0	0.5	(1.1)	0.6	(0.2)	0.0	4.0

1.3	0.7	0.6	0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	1.6
0.2	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.2
1.4	0.0	0.0	0.0	0.0	0.4	(0.2)	0.1	(0.1)	0.0	1.6
0.3	0.2	0.2	0.0	0.0	0.0	(0.3)	0.5	0.0	0.0	0.6

10.7	0.5	0.5	0.0	0.0	2.3	(1.4)	1.1	(1.3)	(0.2)	11.6

2.6	0.3	0.3	0.0	0.0	0.4	(0.1)	0.1	(0.1)	(0.1)	3.3
6.7	0.2	0.2	0.0	0.0	1.2	(0.9)	0.9	(1.2)	(0.2)	6.8
0.8	0.0	0.0	0.0	0.0	0.6	(0.5)	0.0	0.0	0.0	0.9
0.6	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table below presents assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values and respective weighted averages, where applicable, for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the audited “Consolidated financial statements” section of the Annual Report 2015. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in Note 24 of the Annual Report 2015.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.6.16			31.12.15
CHF billion	30.6.16	31.12.15	30.6.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.9	0.7	0.1	0.1	Relative value to market comparable	Bond price equivalent	0	131	88	0	134	94	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.6	2.6	0.0	0.0	Relative value to market comparable	Loan price equivalent	80	103	94	65	100	93	points
					Discounted expected cash flows	Credit spread	54	624		30	252		basis points
					Market comparable and securitization model	Discount margin / spread	1	17	3	1	14	2%
Investment fund units³	0.2	0.3	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.0	0.2	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	1	8	3	0	18	5%
						Discount margin / spread	3	4	3	0	12	3%
					Relative value to market comparable	Bond price equivalent	1	88	11	1	92	72	points
Equity instruments³	0.7	0.6	0.1	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	1.2	1.5	0.6	0.6	Discounted expected cash flows	Funding spread	15	179		18	183		basis points
Financial assets for unit-linked investment contracts³	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds⁴			11.0	10.1

Note 10   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.6.16			31.12.15
CHF billion	30.6.16	31.12.15	30.6.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Replacement values
Interest rate contracts	0.0	0.1	0.6	0.3	Option model	Volatility of interest rates	33	124		16	130%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	36	94		36	94%
					Discounted expected cash flows	Constant prepayment rate⁵				0	3%
Credit derivative contracts	0.9	1.3	1.6	1.3	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	2	505		1	1,163		basis points
						Upfront price points	26	26		8	25%
						Recovery rates	0	95		0	95%
						Credit index correlation	10	85		10	85%
						Discount margin / spread	0	167		1	72%
						Credit pair correlation	57	87		57	94%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	15		0	15%
						Constant default rate	1	9		0	9%
						Loss severity	28	100		0	100%
						Discount margin / spread	1	15		1	15%
						Bond price equivalent	2	103		0	104		points
Foreign exchange contracts	0.4	0.5	0.2	0.2	Option model	Rate-to-FX correlation	(57)	60		(57)	60%
						FX-to-FX correlation	(70)	80		(70)	80%
Equity / index contracts	0.9	1.0	1.6	1.4	Option model	Equity dividend yields	0	21		0	57%
						Volatility of equity stocks, equity and other indices	0	250		0	143%
						Equity-to-FX correlation	(35)	82		(44)	82%
						Equity-to-equity correlation	9	98		3	99%
Non-financial assets³˒⁶	0.1	0.1			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property's condition

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5 The range of inputs is not disclosed as of 30 June 2016 because this unobservable input parameter was not significant to the respective valuation technique as of that date.    6 Non-financial assets include other assets which primarily consist of assets held for sale.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.6.16		31.3.16		31.12.15
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Corporate bonds and municipal bonds, including bonds issued by financial institutions	41	(36)	40	(40)	24	(25)
Traded loans, loans designated at fair value, loan commitments and guarantees	86	(14)	102	(43)	88	(28)
Equity instruments	81	(58)	152	(59)	166	(74)
Interest rate derivative contracts, net	49	(36)	76	(44)	107	(67)
Credit derivative contracts, net	160	(234)	155	(198)	174	(196)
Foreign exchange derivative contracts, net	18	(8)	21	(11)	33	(28)
Equity / index derivative contracts, net	65	(65)	61	(60)	61	(57)
Structured debt instruments issued and non-structured fixed-rate bonds	142	(145)	144	(155)	136	(146)
Other	15	(15)	22	(25)	20	(20)
Total	658	(611)	774	(634)	809	(640)

1 Of the total favorable changes, CHF 84 million as of 30 June 2016 (31 March 2016: CHF 152 million; 31 December 2015: CHF 164 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 62 million as of 30 June 2016 (31 March 2016: CHF 61 million; 31 December 2015: CHF 71 million) related to financial assets available for sale.

Note 10   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.6.16		31.3.16		31.12.15
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	94.2	94.2	105.7	105.7	91.3	91.3
Due from banks	13.0	13.0	13.6	13.6	11.9	11.9
Loans	306.9	311.9	304.9	308.0	312.0	314.1
Cash collateral on securities borrowed	29.4	29.4	32.4	32.4	25.6	25.6
Reverse repurchase agreements	73.3	73.3	73.6	73.6	67.9	67.9
Cash collateral receivables on derivative instruments	30.0	30.0	25.5	25.5	23.8	23.8
Financial assets held to maturity	4.8	4.9	2.9	2.9
Other assets	21.1	21.1	21.0	21.0	20.0	20.0
Liabilities
Due to banks	15.3	15.3	11.3	11.3	11.8	11.8
Due to customers	409.1	409.1	401.5	401.6	390.2	390.2
Cash collateral on securities lent	6.3	6.3	6.4	6.4	8.0	8.0
Repurchase agreements	8.0	8.0	6.5	6.5	9.7	9.7
Cash collateral payables on derivative instruments	36.4	36.4	36.7	36.7	38.3	38.3
Debt issued	104.7	106.3	101.4	103.0	93.0	95.5
Other liabilities	45.4	45.4	50.6	50.6	51.4	51.4
Guarantees / Loan commitments ((assets) / liabilities)
Guarantees	0.0	(0.1)	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	(0.3)	0.0	0.1	0.0	0.0

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Derivative instruments¹

As of 30.6.16, CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	90	1,269	82	1,148	9,965
Credit derivative contracts	5	148	6	159
Foreign exchange contracts	81	2,701	81	2,545	5
Equity / index contracts	19	260	23	317	40
Commodity contracts	3	43	3	37	9
Unsettled purchases of non-derivative financial instruments⁴	1	48	0	16
Unsettled sales of non-derivative financial instruments⁴	0	20	1	41
Total derivative instruments, based on IFRS netting⁵˒⁶	198	4,489	196	4,262	10,019

As of 31.3.16, CHF billion
Derivative instruments
Interest rate contracts	84	1,388	78	1,226	9,591
Credit derivative contracts	6	175	6	186
Foreign exchange contracts	70	2,603	72	2,489	8
Equity / index contracts	17	234	21	306	41
Commodity contracts	3	37	2	32	8
Unsettled purchases of non-derivative financial instruments⁴	0	30	0	21
Unsettled sales of non-derivative financial instruments⁴	0	29	0	24
Total derivative instruments, based on IFRS netting⁵˒⁶	181	4,496	179	4,284	9,647

As of 31.12.15, CHF billion
Derivative instruments
Interest rate contracts	75	1,493	68	1,399	8,771
Credit derivative contracts	7	162	7	170
Foreign exchange contracts	66	2,658	63	2,487	8
Equity / index contracts	17	230	21	306	43
Commodity contracts	3	30	3	25	8
Unsettled purchases of non-derivative financial instruments⁴	0	10	0	17
Unsettled sales of non-derivative financial instruments⁴	0	20	0	6
Total derivative instruments, based on IFRS netting⁵˒⁶	167	4,603	162	4,409	8,831

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2016, these derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 3.0 billion) and an NRV of CHF 0.1 billion (related notional values of CHF 5.5 billion). As of 31 March 2016, these derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 4.4 billion) and an NRV of CHF 0.0 billion (related notional values of CHF 3.8 billion). As of 31 December 2015, bifurcated embedded derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 0.6 billion) and an NRV of CHF 0.2 billion (related notional values of CHF 3.4 billion).   2 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3 Other notional values relate to derivatives which are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as replacement values.    5 Includes exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients with a combined PRV of CHF 9.5 billion as of 30 June 2016 (31 March 2016: CHF 8.1 billion; 31 December 2015: CHF 6.8 billion) and a combined NRV of CHF 9.2 billion as of 30 June 2016 (31 March 2016: CHF 7.9 billion; 31 December 2015; CHF 6.8 billion), for which notional values were not included in the table above due to their significantly different risk profile.    6 Refer to Note 12 for more information on netting arrangements.

Note 12  Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and / or in the event that either counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

Financial assets

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

UBS engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent actual credit exposure.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Assets not subject to netting arrangements⁴	Total assets
As of 30.6.16, CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consid- eration of netting potential	Assets recognized on the balance sheet	Total assets after consid- eration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	27.3	0.0	27.3	(3.3)	(24.0)	0.0	2.0	2.0	29.4
Reverse repurchase agreements	111.8	(52.5)	59.3	(3.0)	(56.3)	0.0	14.0	14.0	73.3
Positive replacement values	190.1	(2.7)	187.5	(147.3)	(28.6)	11.5	11.0	22.5	198.4
Cash collateral receivables on derivative instruments¹	57.4	(30.4)	27.0	(17.3)	(1.2)	8.5	3.0	11.4	30.0
Financial assets designated at fair value	3.7	0.0	3.7	0.0	(1.1)	2.6	60.5	63.1	64.2
Total assets	390.3	(85.6)	304.7	(170.9)	(111.2)	22.6	90.6	113.2	395.3

As of 31.3.16, CHF billion
Cash collateral on securities borrowed	30.2	0.0	30.2	(2.5)	(27.7)	0.0	2.2	2.2	32.4
Reverse repurchase agreements	114.9	(54.6)	60.3	(1.7)	(58.6)	0.0	13.3	13.3	73.6
Positive replacement values	174.0	(2.4)	171.5	(135.1)	(25.6)	10.8	9.0	19.8	180.5
Cash collateral receivables on derivative instruments¹	126.5	(104.7)	21.8	(13.0)	(0.9)	7.9	3.7	11.6	25.5
Financial assets designated at fair value	2.5	0.0	2.5	0.0	(1.6)	0.9	38.5	39.3	41.0
Total assets	448.0	(161.7)	286.3	(152.2)	(114.5)	19.6	66.6	86.2	352.9

As of 31.12.15, CHF billion
Cash collateral on securities borrowed	23.9	0.0	23.9	(3.1)	(20.9)	0.0	1.6	1.6	25.6
Reverse repurchase agreements	117.9	(62.1)	55.8	(4.4)	(51.4)	0.0	12.1	12.1	67.9
Positive replacement values	161.9	(2.5)	159.3	(123.0)	(25.5)	10.8	8.1	18.9	167.4
Cash collateral receivables on derivative instruments¹	85.9	(66.3)	19.6	(10.9)	(1.5)	7.2	4.1	11.3	23.8
Financial assets designated at fair value	2.4	0.0	2.4	0.0	(1.8)	0.6	3.7	4.4	6.1
Total assets	392.1	(131.0)	261.1	(141.3)	(101.1)	18.7	29.7	48.4	290.8

1 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, interest rate swaps (IRS) with the London Clearing House (LCH) which are legally settled on a daily basis and ETD which are economically settled on a daily basis. Effective 30 June 2016, UBS elected to convert its IRS transacted with the LCH from the previous collateral model to a settlement model. As a result, gross assets and liabilities and corresponding netting decreased by CHF 93 billion as of 30 June 2016, with no change to net assets and liabilities recognized on the balance sheet. Refer to Note 1 for more information. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.    2 The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped by the relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 12  Offsetting financial assets and financial liabilities (continued)

Financial liabilities

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Liabilities not subject to netting arrangements⁴	Total liabilities
As of 30.6.16, CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consid- eration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consid- eration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	6.2	0.0	6.2	(3.3)	(2.8)	0.0	0.1	0.1	6.3
Repurchase agreements	58.8	(52.5)	6.2	(3.0)	(3.3)	0.0	1.8	1.8	8.0
Negative replacement values	185.5	(2.7)	182.8	(147.3)	(21.0)	14.6	13.2	27.7	196.0
Cash collateral payables on derivative instruments¹	63.7	(30.4)	33.3	(20.9)	(0.8)	11.6	3.1	14.6	36.4
Financial liabilities designated at fair value	3.4	0.0	3.4	0.0	(0.6)	2.7	56.3	59.0	59.7
Total liabilities	317.4	(85.6)	231.9	(174.5)	(28.5)	28.9	74.5	103.4	306.4

As of 31.3.16, CHF billion
Cash collateral on securities lent	6.3	0.0	6.3	(2.5)	(3.8)	0.0	0.1	0.1	6.4
Repurchase agreements	59.9	(54.6)	5.3	(1.7)	(3.7)	0.0	1.2	1.2	6.5
Negative replacement values	169.3	(2.4)	166.9	(135.1)	(17.3)	14.5	12.1	26.6	179.0
Cash collateral payables on derivative instruments¹	137.1	(104.7)	32.4	(19.3)	(1.6)	11.5	4.3	15.8	36.7
Financial liabilities designated at fair value	3.0	0.0	3.0	0.0	(0.8)	2.2	54.7	56.9	57.8
Total liabilities	375.7	(161.7)	213.9	(158.5)	(27.2)	28.2	72.4	100.6	286.3

As of 31.12.15, CHF billion
Cash collateral on securities lent	7.9	0.0	7.9	(3.1)	(4.8)	0.0	0.1	0.1	8.0
Repurchase agreements	69.0	(62.1)	6.9	(4.4)	(2.5)	0.0	2.8	2.8	9.7
Negative replacement values	154.2	(2.5)	151.7	(123.0)	(17.4)	11.3	10.7	22.1	162.4
Cash collateral payables on derivative instruments¹	99.9	(66.3)	33.6	(19.0)	(2.5)	12.1	4.7	16.8	38.3
Financial liabilities designated at fair value	3.9	0.0	3.9	0.0	(0.7)	3.1	59.1	62.3	63.0
Total liabilities	334.9	(131.0)	203.9	(149.4)	(28.0)	26.5	77.4	104.0	281.4

1 The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, interest rate swaps (IRS) with the London Clearing House (LCH) which are legally settled on a daily basis and ETD which are economically settled on a daily basis. Effective 30 June 2016, UBS elected to convert its IRS transacted with the LCH from the previous collateral model to a settlement model. As a result, gross assets and liabilities and corresponding netting decreased by CHF 93 billion as of 30 June 2016, with no change to net assets and liabilities recognized on the balance sheet. Refer to Note 1 for more information. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received, reflected on the Positive replacement values line in the table presented on the previous page.    2 The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped by the relevant netting agreement so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

Note 13  Other assets and liabilities

CHF million	30.6.16	31.3.16	31.12.15

Other assets
Prime brokerage receivables¹	11,695	11,754	11,341
Recruitment loans to financial advisors	3,161	3,128	3,184
Other loans to financial advisors	490	522	418
Bail deposit²	1,220	1,229	1,221
Accrued interest income	473	547	462
Accrued income – other	1,139	915	844
Prepaid expenses	1,042	1,068	1,033
Net defined benefit pension and post-employment assets	99	0	50
Settlement and clearing accounts	374	499	402
VAT and other tax receivables	349	410	398
Properties and other non-current assets held for sale	126	135	134
Assets of disposal group held for sale³	5,380	264	279
Other	2,766	2,651	2,393
Total other assets	28,314	23,123	22,160

Other liabilities
Prime brokerage payables¹	38,888	44,011	45,306
Amounts due under unit-linked investment contracts	8,973	15,100	15,718
Compensation-related liabilities	5,790	4,917	6,839
of which: accrued expenses	1,487	990	2,885
of which: Deferred Contingent Capital Plan	1,367	1,198	1,181
of which: other deferred compensation plans	1,900	1,870	2,038
of which: net defined benefit pension and post-employment liabilities	1,036	859	736
Third-party interest in consolidated investment funds	476	518	536
Settlement and clearing accounts	1,548	1,408	894
Current and deferred tax liabilities	1,028	945	819
VAT and other tax payables	449	469	447
Deferred income	237	198	210
Accrued interest expenses	1,021	1,275	1,431
Other accrued expenses	2,689	2,753	2,500
Liabilities of disposal group held for sale³	5,334	217	235
Other	765	650	718
Total other liabilities	67,198	72,461	75,652

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 16b for more information.    3 Refer to Note 18 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Financial liabilities designated at fair value

CHF million	30.6.16	31.3.16	31.12.15
Non-structured fixed-rate bonds	4,196	4,008	4,098
of which: issued by UBS AG with original maturity greater than one year¹˒²	3,622	3,433	3,542
Structured debt instruments issued³	49,342	47,899	52,436
of which: issued by UBS AG with original maturity greater than one year¹˒⁴	35,007	33,478	36,539
Structured over-the-counter debt instruments	5,254	4,728	5,493
of which: issued by UBS AG with original maturity greater than one year¹˒⁵	4,676	3,760	4,497
Repurchase agreements	799	1,036	849
Loan commitments and guarantees⁶	73	90	119
Total	59,664	57,761	62,995
of which: life-to-date own credit (gain) / loss	(165)	(332)	(287)

1 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features.    2 100% of the balance as of 30 June 2016 was unsecured (31 March 2016: 100% of the balance was unsecured; 31 December 2015: 100% of the balance was unsecured).    3 Includes non-structured rates-linked debt instruments issued.    4 More than 98% of the balance as of 30 June 2016 was unsecured (31 March 2016: more than 98% of the balance was unsecured; 31 December 2015: more than 98% of the balance was unsecured).    5 More than 40% of the balance as of 30 June 2016 was unsecured (31 March 2016: more than 45% of the balance was unsecured; 31 December 2015: more than 35% of the balance was unsecured).    6 Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 15  Debt issued held at amortized cost

CHF million	30.6.16	31.3.16	31.12.15
Certificates of deposit	21,731	17,689	11,967
Commercial paper	2,860	5,835	3,824
Other short-term debt	5,450	6,282	5,424
Short-term debt¹	30,040	29,806	21,215
Non-structured fixed-rate bonds	29,293	29,566	31,240
of which: issued by UBS AG with original maturity greater than one year²	29,136	29,403	31,078
Senior unsecured debt that will contribute to total loss-absorbing capacity³	11,920	6,904	5,633
Covered bonds	6,000	7,289	8,490
Subordinated debt	19,000	19,019	17,763
of which: high-trigger loss-absorbing additional tier 1 perpetual capital notes	4,397	4,264	2,837
of which: low-trigger loss-absorbing additional tier 1 perpetual capital notes	2,411	2,360	2,326
of which: low-trigger loss-absorbing tier 2 capital	10,462	10,239	10,346
of which: phase-out tier 2 capital	1,729	2,156	2,254
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,116	8,196	8,237
Other long-term debt	290	536	570
of which: issued by UBS AG with original maturity greater than one year²	259	257	278
Long-term debt⁴	74,619	71,510	71,932
Total debt issued held at amortized cost⁵	104,659	101,316	93,147

1 Debt with an original maturity of less than one year.    2 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features. 100% of the balance as of 30 June 2016 was unsecured (31 March 2016: 100% of the balance was unsecured; 31 December 2015: 100% of the balance was unsecured).    3 Issued by UBS Group Funding (Jersey) Limited, a funding subsidiary directly held and guaranteed by UBS Group AG.    4 Debt with original maturity greater than or equal to one year.    5 Net of bifurcated embedded derivatives with a net positive fair value of CHF 82 million as of 30 June 2016 (31 March 2016: net positive fair value of CHF 55 million; 31 December 2015: net negative fair value of CHF 130 million).

Note 16   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2015	47	2,983	624	35	157	198	120	4,164
Balance as of 31 March 2016	41	2,876	536	36	149	192	131	3,961
Increase in provisions recognized in the income statement	7	135	102	5	0	1	23	273
Release of provisions recognized in the income statement	0	(63)	(27)	0	0	(10)	(1)	(101)
Provisions used in conformity with designated purpose	(4)	(299)	(81)	0	(9)	(83)	(26)	(501)
Capitalized reinstatement costs	0	0	0	0	(7)	0	0	(7)
Reclassifications	0	0	0	1	0	0	0	1
Foreign currency translation / unwind of discount	(1)	32	2	0	1	(5)	1	30
Balance as of 30 June 2016	43	2,682	533³	42	134⁴	96	127	3,656

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Includes personnel related restructuring provisions of CHF 118 million as of 30 June 2016 (31 March 2016: CHF 92 million; 31 December 2015: CHF 110 million) and provisions for onerous lease contracts of CHF 415 million as of 30 June 2016 (31 March 2016: CHF 444 million; 31 December 2015: CHF 514 million).    4 Includes reinstatement costs for leasehold improvements of CHF 87 million as of 30 June 2016 (31 March 2016: CHF 94 million; 31 December 2015: CHF 95 million) and provisions for onerous lease contracts of CHF 47 million as of 30 June 2016 (31 March 2016: CHF 55 million; 31 December 2015: CHF 62 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in paragraph 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹˒²
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2015	245	459	83	16	585	310	0	1,284	2,983
Balance as of 31 March 2016	242	427	81	13	557	307	0	1,248	2,876
Increase in provisions recognized in the income statement	10	23	0	0	27	2	0	23	85
Release of provisions recognized in the income statement	(1)	(7)	0	(5)	0	0	0	0	(13)
Provisions used in conformity with designated purpose	(3)	(35)	(2)	(1)	(1)	(7)	0	(249)	(299)
Foreign currency translation / unwind of discount	(1)	8	0	0	6	(1)	0	20	32
Balance as of 30 June 2016	247	416	79	7	589	301	0	1,042	2,682

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), CC – Services (item 7) and CC – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in this Note in items 1 and 6 are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, CC – Services and CC – Non-core and Legacy Portfolio.    2 Provision movements are grouped by item for purposes of this table and may therefore differ from those shown in the table in Note 16a.

Note 16   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received a disclosure order from the Swiss Federal Tax Administration (FTA) to transfer information based on a request for international administrative assistance in tax matters. The request concerns a number of UBS account numbers pertaining to current and former clients and is based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceeding and their procedural rights, including the right to appeal. The request is based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects other countries to file similar requests.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed and has had formally registered an application to the European Court of Human Rights to challenge various aspects of the French court’s decision. In September 2015, the former CEO of UBS Wealth Management was placed under formal examination in connection with these proceedings. In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge.

In 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was subsequently reduced by the Court of Appeals to EUR 10 million.

In February 2016, the investigating judge notified UBS AG and UBS (France) S.A. that he has closed his investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor's recommendation ("réquisitoire"). The parties have 30 days to comment on the recommendation or to file additional submissions. The judge may then issue his final decree ("ordonnance de renvoi en correctionnelle") which would set out any charges for which UBS AG and UBS (France) S.A. will be tried, both legally and factually.

UBS has been notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 June 2016 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in lawsuits related to approximately USD 2.6 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 2.6 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 1.2 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 1.4 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York (SDNY). The original principal balance at issue in the Kansas case is approximately USD 1.15 billion and the original principal balance at issue in the SDNY case is approximately USD 400 million. In February 2016, UBS made an offer of judgment to NCUA in the SDNY case, which NCUA accepted, pursuant to which UBS agreed to pay to NCUA approximately USD 33 million plus approximately USD 36.8 million in prejudgment interest, for a total of approximately USD 69.8 million, in addition to reasonable attorneys’ fees incurred by NCUA. Judgment was entered by the Court on April 25, 2016.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating approximately USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to approximately USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. However, in April 2016, the Court ruled that, based on an intervening decision of an intermediate New York appellate court, it would allow plaintiffs to proceed with their claims at trial as to all loans purportedly in breach. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. A bench trial in the SDNY adjourned in May 2016 and post-trial briefs are being submitted.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are currently the focus of their inquiry, as to which we are providing additional information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

Note 16   Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2015	1,218
Balance as of 31 March 2016	1,242
Increase in provision recognized in the income statement	0
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(255)
Balance as of 30 June 2016	988

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 30 June 2016 reflected a provision of USD 988 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In 2014, the Luxembourg Court of Appeal dismissed one test case appeal in its entirety, which decision was appealed by the investor. In 2015, the Luxembourg Supreme Court found in favor of UBS and dismissed the investor's appeal. In June 2016, the Luxembourg Court of Appeal dismissed the remaining test cases in their entirety. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest (approximately EUR 15.3 million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately USD 1.8 billion, of which claims with aggregate claimed damages of approximately USD 642 million have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants' requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendants’ motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants’ appeal from that ruling.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter (which includes up to USD 11 million in restitution to 165 UBS PR customers and a civil penalty of USD 7.5 million). We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. Defendants’ motion to dismiss is pending.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. The Magistrate Judge for the consolidated case has recommended that plaintiffs’ motion to certify the proposed class be denied.

In 2015, Puerto Rico’s Governor stated that the Commonwealth was unable to meet its obligations. Certain agencies and public corporations of the Commonwealth have defaulted on certain interest payments beginning in August 2015 and additional payment defaults are expected to occur. In June 2016, federal legislation created an oversight board with power to oversee Puerto Rico's finances and to restructure its debt. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth's finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 30 June 2016 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Note 16   Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices. UBS has taken and will continue to take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million fine and a three-year term of probation. The criminal information charges that, between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 29 November 2016. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange market transactions with clients and collusion with other participants in certain foreign exchange markets.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above. UBS has also been granted conditional leniency by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to precious metals, and as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation.

In 2015, UBS AG settled charges with the SEC relating to structured notes issued by UBS AG that were linked to the UBS V10 Currency Index with Volatility Cap.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to the DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. Sentencing is currently scheduled for 29 November 2016.

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to CHF LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

Note 16   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending are actions asserting losses related to various products whose interest rates were linked to USD LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR or USD ISDAFIX rates, and seek unspecified compensatory and other damages under varying legal theories. In 2013, the district court in the USD action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in May 2016, vacated the district court's ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff's claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff's federal racketeering claims and affirmed its previous dismissal of plaintiff's antitrust claims. UBS and other defendants in other lawsuits including those related to EURIBOR, CHF LIBOR and GBP LIBOR have filed motions to dismiss.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. In March 2016, the court in the ISDAFIX action denied in substantial part defendants’ motion to dismiss, holding that plaintiffs have stated Sherman Act, breach-of-contract, and unjust-enrichment claims against defendants, including UBS AG.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 June 2016 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

Our balance sheet at 30 June 2016 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. In 2015, an intermediate administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. In May 2016, the highest level of the administrative court agreed to review this decision on a number of the significant issues.

Note 17   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.6.16			31.3.16			31.12.15
CHF million	Gross	Sub-participations	Net	Gross	Sub-participations	Net	Gross	Sub-participations	Net
Guarantees
Credit guarantees and similar instruments	6,393	(448)	5,945	6,525	(439)	6,086	6,708	(315)	6,393
Performance guarantees and similar instruments	3,111	(763)	2,347	3,029	(643)	2,386	3,035	(699)	2,336
Documentary credits	6,376	(1,626)	4,750	6,073	(1,602)	4,471	6,276	(1,707)	4,569
Total guarantees	15,880	(2,837)	13,043	15,627	(2,684)	12,942	16,019	(2,721)	13,298
Loan commitments	49,577	(1,454)	48,123	51,913	(1,480)	50,433	56,067	(1,559)	54,508
Forward starting transactions¹
Reverse repurchase agreements	14,373			18,695			6,577
Securities borrowing agreements	88			43			6
Repurchase agreements	11,188			13,098			6,323
1 Cash to be paid in the future by either UBS or the counterparty.

Note 18   Changes in organization and disposals

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring expenses are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Wealth Management	86	79	69	165	115
Wealth Management Americas	38	33	24	71	48
Personal & Corporate Banking	31	23	17	55	33
Asset Management	34	20	4	54	22
Investment Bank	163	117	66	280	136
Corporate Center	25	(6)	12	19	143
of which: Services	20	(8)	0	13	118
of which: Non-core and Legacy Portfolio	5	2	13	6	24
Total net restructuring expenses	377	265	191	642	496
of which: personnel expenses	192	128	110	320	178
of which: general and administrative expenses	185	136	80	322	306
of which: depreciation and impairment of property, equipment and software	0	1	1	0	11
of which: amortization and impairment of intangible assets	0	0	0	0	0

Net restructuring expenses by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Salaries and variable compensation	200	115	129	315	197
Contractors	16	11	9	28	14
Social security	1	2	1	3	2
Pension and other post-employment benefit plans	(30)	(4)	(33)	(34)	(41)
Other personnel expenses	4	4	4	8	5
Total net restructuring expenses: personnel expenses	192	128	110	320	178

Net restructuring expenses by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Occupancy	41	29	9	70	19
Rent and maintenance of IT and other equipment	34	10	(6)	44	24
Administration	3	3	1	6	4
Travel and entertainment	5	3	4	8	6
Professional fees	36	34	42	70	73
Outsourcing of IT and other services	74	74	47	148	70
Other¹	(8)	(17)	(16)	(25)	110
Total net restructuring expenses: general and administrative expenses	185	136	80	322	306
1 Mainly comprised of onerous real estate lease contracts.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 18   Changes in organization and disposals (continued)

Disposal group held for sale

In the second quarter of 2016, UBS agreed to sell a life insurance subsidiary within Wealth Management, which resulted in the recognition of a loss of CHF 23 million. This sale is expected to close in the second half of 2016 subject to customary closing conditions. As of 30 June 2016, the assets and liabilities of this business are presented as a disposal group held for sale within Other assets and Other liabilities and amounted to CHF 5,380 million and CHF 5,334 million, respectively.

Note 19   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate				Average rate¹
	As of				For the quarter ended			Year-to-date
	30.6.16	31.3.16	31.12.15	30.6.15	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
1 USD	0.98	0.96	1.00	0.94	0.98	0.99	0.94	0.99	0.94
1 EUR	1.08	1.09	1.09	1.04	1.10	1.10	1.04	1.10	1.04
1 GBP	1.30	1.38	1.48	1.47	1.37	1.42	1.45	1.39	1.44
100 JPY	0.95	0.85	0.83	0.76	0.92	0.86	0.77	0.89	0.78

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG (consolidated) and UBS AG (consolidated), as well as key figures for UBS AG (consolidated). Refer to “Quarterly reporting” at www.ubs.com/investors  for the interim consolidated financial statements of UBS AG, which will be published on 4 August 2016.

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences which relate to:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Total equity of UBS Group AG (consolidated) was lower than total equity of UBS AG (consolidated) as of 30 June 2016, primarily related to employee share-based compensation awards.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied total capital of UBS AG (consolidated) was lower than fully applied total capital of UBS Group AG (consolidated) as of 30 June 2016, reflecting lower AT1 capital and lower tier 2 capital, partly offset by higher CET1 capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan (DCCP) awards granted for the performance years 2014 and 2015. The difference in tier 2 capital relates to high-trigger loss-absorbing capital, in the form of 2012 and 2013 DCCP awards, held at the UBS Group AG level.

UBS AG interim consolidated financial information (unaudited)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 30.6.16
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,404	7,399	5
Operating expenses	5,915	5,942	(27)
Operating profit / (loss) before tax	1,489	1,457	32
of which: Wealth Management	518	514	4
of which: Wealth Management Americas	237	225	12
of which: Personal & Corporate Banking	534	533	1
of which: Asset Management	114	113	1
of which: Investment Bank	284	267	17
of which: Corporate Center	(198)	(195)	(3)
of which: Services	(113)	(109)	(4)
of which: Group ALM	44	42	2
of which: Non-core and Legacy Portfolio	(129)	(128)	(1)
Net profit / (loss)	1,113	1,088	25
of which: net profit / (loss) attributable to shareholders	1,034	1,009	25
of which: net profit / (loss) attributable to preferred noteholders		78	(78)
of which: net profit / (loss) attributable to non-controlling interests	79	1	78

Statement of comprehensive income
Other comprehensive income	445	446	(1)
of which: attributable to shareholders	117	118	(1)
of which: attributable to preferred noteholders		328	(328)
of which: attributable to non-controlling interests	329	0	329
Total comprehensive income	1,558	1,535	23
of which: attributable to shareholders	1,151	1,127	24
of which: attributable to preferred noteholders		406	(406)
of which: attributable to non-controlling interests	407	1	406

Balance sheet
Total assets	989,397	990,135	(738)
Total liabilities	935,835	936,096	(261)
Total equity	53,562	54,039	(477)
of which: equity attributable to shareholders	52,876	53,353	(477)
of which: equity attributable to preferred noteholders		649	(649)
of which: equity attributable to non-controlling interests	686	37	649

Capital information
Common equity tier 1 capital (fully applied)	30,264	32,184	(1,920)
Common equity tier 1 capital (phase-in)	37,064	38,913	(1,849)
Additional tier 1 capital (fully applied)	7,785	2,688	5,097
Tier 2 capital (fully applied)	11,331	10,441	890
Total capital (fully applied)	49,381	45,313	4,068
Risk-weighted assets (fully applied)	213,840	214,210	(370)
Common equity tier 1 capital ratio (fully applied, %)	14.2	15.0	(0.8)
Common equity tier 1 capital ratio (phase-in, %)	17.1	17.9	(0.8)
Total capital ratio (fully applied, %)	23.1	21.2	1.9
Leverage ratio denominator (fully applied)	898,195	899,075	(880)
Leverage ratio (fully applied, %)	5.5	5.0	0.5

As of or for the quarter ended 31.3.16			As of or for the quarter ended 31.12.15
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

6,833	6,855	(22)	6,775	6,771	4
5,855	5,876	(21)	6,541	6,543	(2)
978	979	(1)	234	228	6
557	552	5	344	342	2
211	204	7	14	8	6
399	399	0	355	356	(1)
90	90	0	171	171	0
253	236	17	80	83	(3)
(534)	(502)	(32)	(729)	(732)	3
(203)	(193)	(10)	(345)	(349)	4
(148)	(127)	(21)	(56)	(54)	(2)
(183)	(182)	(1)	(329)	(329)	0
708	713	(5)	950	951	(1)
707	713	(6)	949	950	(1)
	0	0		0	0
0	0	0	1	1	0

(358)	(358)	0	214	214	0
(308)	(308)	0	177	177	0
	(50)	50		35	(35)
(50)	(1)	(49)	37	2	35
349	355	(6)	1,164	1,165	(1)
399	405	(6)	1,126	1,126	0
	(50)	50		35	(35)
(50)	(1)	(49)	38	3	35

966,873	968,158	(1,285)	942,819	943,256	(437)
910,088	910,557	(469)	885,511	886,013	(502)
56,786	57,601	(815)	57,308	57,243	65
54,845	55,660	(815)	55,313	55,248	65
	1,905	(1,905)		1,954	(1,954)
1,941	36	1,905	1,995	41	1,954

29,853	32,118	(2,265)	30,044	32,042	(1,998)
36,580	38,762	(2,182)	40,378	41,516	(1,138)
7,585	2,643	4,942	6,154	1,252	4,902
11,112	10,217	895	11,237	10,325	912
48,551	44,978	3,573	47,435	43,619	3,816
213,558	214,973	(1,415)	207,530	208,186	(656)
14.0	14.9	(0.9)	14.5	15.4	(0.9)
16.9	17.8	(0.9)	19.0	19.5	(0.5)
22.7	20.9	1.8	22.9	21.0	1.9
905,801	907,277	(1,476)	897,607	898,251	(644)
5.4	5.0	0.4	5.3	4.9	0.4

UBS AG interim consolidated financial information (unaudited)

UBS AG (consolidated) key figures
	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.16	31.3.16	31.12.15	30.6.15	30.6.16	30.6.15

Results
Operating income	7,399	6,855	6,771	7,784	14,254	16,644
Operating expenses	5,942	5,876	6,543	6,087	11,818	12,254
Operating profit / (loss) before tax	1,457	979	228	1,698	2,436	4,391
Net profit / (loss) attributable to UBS AG shareholders	1,009	713	950	1,178	1,723	3,201

Key performance indicators¹
Profitability
Return on tangible equity (%)	8.6	6.0	8.1	10.4	7.3	14.1
Return on assets, gross (%)	3.0	2.9	2.8	3.1	2.9	3.2
Cost / income ratio (%)	80.2	85.7	95.8	78.1	82.9	73.5
Growth
Net profit growth (%)	(14.3)	(64.8)	6.4	48.7	(46.2)	73.4
Net new money growth for combined wealth management businesses (%)²	1.7	5.9	2.9	1.5	3.8	2.6
Resources
Common equity tier 1 capital ratio (fully applied, %)³	15.0	14.9	15.4	15.6	15.0	15.6
Leverage ratio (phase-in, %)⁴	5.5	5.6	5.7	5.1	5.5	5.1

Additional information
Profitability
Return on equity (RoE) (%)	7.4	5.1	6.9	8.9	6.3	12.1
Return on risk-weighted assets, gross (%)⁵	13.8	13.0	12.8	14.6	13.4	15.5
Resources
Total assets	990,135	968,158	943,256	951,528	990,135	951,528
Equity attributable to UBS AG shareholders	53,353	55,660	55,248	51,685	53,353	51,685
Common equity tier 1 capital (fully applied)³	32,184	32,118	32,042	32,834	32,184	32,834
Common equity tier 1 capital (phase-in)³	38,913	38,762	41,516	39,169	38,913	39,169
Risk-weighted assets (fully applied)³	214,210	214,973	208,186	210,400	214,210	210,400
Common equity tier 1 capital ratio (phase-in, %)³	17.9	17.8	19.5	18.5	17.9	18.5
Total capital ratio (fully applied, %)³	21.2	20.9	21.0	20.2	21.2	20.2
Total capital ratio (phase-in, %)³	23.5	23.9	24.9	23.8	23.5	23.8
Leverage ratio (fully applied, %)⁴	5.0	5.0	4.9	4.5	5.0	4.5
Leverage ratio denominator (fully applied)⁴	899,075	907,277	898,251	946,457	899,075	946,457
Other
Invested assets (CHF billion)⁶	2,677	2,618	2,689	2,628	2,677	2,628
Personnel (full-time equivalents)⁷	57,387	58,053	58,131	59,648	57,387	59,648

1 Refer to the "Measurement of performance" section of our Annual Report 2015 and to the “Recent developments” section of this report for the definitions of our key performance indicators.    2 Based on adjusted net new money which excludes the negative effect on net new money of CHF 6.6 billion in Wealth Management from our balance sheet and capital optimization program in the second quarter of 2015.    3 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of this report for more information.    4 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    5 Based on fully applied risk-weighted assets.    6 Includes invested assets for Personal & Corporate Banking.    7 As of 30 June 2016, the breakdown of personnel by business division and Corporate Center was as follows: Wealth Management: 10,131; Wealth Management Americas: 13,643; Personal & Corporate Banking: 5,012; Asset Management: 2,340; Investment Bank: 5,014; Corporate Center – Services: 21,042; Corporate Center – Group ALM: 134; Corporate Center – Non-core and Legacy Portfolio: 70.

Legal entity financial and regulatory information

Unaudited

UBS Group AG (standalone)
127	Income statement
127	Balance sheet
127	Basis of accounting

UBS AG (standalone)
128	Income statement
129	Balance sheet
130	Basis of accounting
130	Recent developments
130	Joint and several liability
131	Regulatory key figures

UBS Switzerland AG (standalone) interim financial statements
132	Income statement
133	Balance sheet
134	Basis of accounting
134	Joint and several liability
135	Regulatory key figures

UBS Limited (standalone)
136	Income statement
136	Statement of comprehensive income
137	Balance sheet
138	Basis of accounting
138	Capital information

UBS Group AG (standalone)

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Dividend income from the investment in UBS AG	3,434	0	1,869		84	3,434	1,869
Other operating income	131	128	95	2	38	260	143
Operating income	3,565	128	1,964		82	3,694	2,012
Operating expenses	144	148	102	(2)	41	292	247
Operating profit / (loss) before tax	3,421	(19)	1,862		84	3,401	1,765
Tax expense / (benefit)	6	5	0	31		11	0
Net profit / (loss) for the period	3,415	(24)	1,862		83	3,391	1,765

Balance sheet
				% change from
CHF million	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15
Current assets	2,250	2,448	2,422	(8)	(7)
Non-current assets	47,307	47,188	45,959	0	3
of which: investment in UBS AG	40,376	40,376	40,376	0	0
Total assets	49,557	49,636	48,381	0	2
Short-term liabilities	2,014	2,592	1,741	(22)	16
Long-term liabilities	9,511	9,083	8,225	5	16
of which: additional tier 1 capital	6,533	6,453	5,106	1	28
Total liabilities	11,525	11,675	9,966	(1)	16
of which: Deferred Contingent Capital Plan	1,367	1,198	1,173	14	17
of which: other deferred compensation plans	2,440	2,174	2,654	12	(8)
Share capital¹	385	385	385	0	0
General reserve²	34,880	37,011	37,006	(6)	(6)
of which: statutory capital reserve	34,880	37,011	37,006	(6)	(6)
of which: capital contribution reserve	34,880	38,040	38,035	(8)	(8)
of which: other capital reserve	0	(1,028)	(1,029)	(100)	(100)
Voluntary earnings reserve²	1,709	(10)	(10)
Treasury shares	(2,343)	(2,158)	(1,724)	9	36
Reserve for own shares held by subsidiaries	9	0	1		827
Retained earnings / (loss) carried forward²	0	2,756	0	(100)
Net profit / (loss) for the period	3,391	(24)	2,756		23
Equity attributable to shareholders	38,031	37,961	38,415	0	(1)
Total liabilities and equity	49,557	49,636	48,381	0	2

1 Refer to the "UBS shares" section of this report for information on UBS Group AG shares.    2 During the second quarter of 2016, as approved at the Annual General Meeting of shareholders held on 10 May 2016, the 2015 net profit of CHF 2,756 million was appropriated to the other capital reserve within the general reserve (CHF 1,029 million) and to the voluntary earnings reserve (CHF 1,727 million). In addition, a payment of an ordinary cash dividend of CHF 0.60 per dividend-bearing share, totaling CHF 2,233 million, and of a special cash dividend of CHF 0.25 per dividend-bearing share, totaling CHF 930 million, was made out of the capital contribution reserve within the general reserve.

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). More information on the accounting policies applied for the standalone financial statements of UBS Group AG is provided in Note 2 to the UBS Group AG standalone financial statements in the Annual Report 2015.

In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2015. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Group AG included in the Annual Report 2015.

Legal entity financial and regulatory information

UBS AG (standalone)

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15¹
Interest and discount income	1,377	1,405	1,493	(2)	(8)	2,781	3,602
Interest and dividend income from trading portfolio	637	574	805	11	(21)	1,211	1,455
Interest and dividend income from financial investments	46	38	46	21	0	84	99
Interest expense	(2,085)	(1,485)	(1,915)	40	9	(3,570)	(3,377)
Gross interest income	(26)	532	430			506	1,778
Credit loss (expense) / recovery	8	(23)	(5)			(14)	(35)
Net interest income	(18)	509	425			492	1,743
Fee and commission income from securities and investment business	486	546	756	(11)	(36)	1,032	2,376
Credit-related fees and commissions	60	50	87	20	(31)	110	192
Other fee and commission income	(6)	(5)	23	20		(11)	150
Fee and commission expense	(212)	(198)	(307)	7	(31)	(410)	(596)
Net fee and commission income	328	393	560	(17)	(41)	721	2,123
Net trading income	1,584	999	548	59	189	2,584	2,745
Net income from disposal of financial investments	44	52	34	(15)	29	96	128
Dividend income from investments in subsidiaries and other participations	408	36	134		204	445	412
Income from real estate holdings	162	119	122	36	33	282	294
Sundry ordinary income	1,311	1,353	1,261	(3)	4	2,665	1,985
Sundry ordinary expenses	(107)	(94)	(133)	14	(20)	(201)	(272)
Other income from ordinary activities	1,820	1,466	1,418	24	28	3,286	2,547
Total operating income	3,714	3,368	2,950	10	26	7,082	9,157
Personnel expenses	1,629	1,553	1,367	5	19	3,182	3,716
General and administrative expenses	1,342	1,294	1,249	4	7	2,636	2,618
Subtotal operating expenses	2,971	2,847	2,616	4	14	5,818	6,334
Impairment of investments in subsidiaries and other participations	210	373	550	(44)	(62)	583	1,536
Depreciation and impairment of property, equipment and software	171	178	149	(4)	15	349	314
Amortization and impairment of goodwill and other intangible assets	6	6	6	0	0	11	11
Changes in provisions and other allowances and losses	26	(3)	(25)			23	25
Total operating expenses	3,383	3,401	3,295	(1)	3	6,784	8,220
Operating profit	331	(33)	(345)			298	937
Extraordinary income	1,197	65	77			1,262	613
of which: reversal of impairments of investments in subsidiaries and other participations	1,075	65	32			1,140	49
Extraordinary expenses	1	0	5		(80)	2	6
Tax expense / (benefit)	37	49	89	(24)	(58)	85	211
Net profit / (loss) for the period	1,491	(18)	(362)			1,473	1,334

1 Comparative amounts presented for year-to-date 30 June 2015 include the results of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG in the second quarter of 2015. Refer to "Establishment of UBS Switzerland AG" in the "Legal entity financial and regulatory information" section of our Annual Report 2015 for more information.

Balance sheet
				% change from
CHF million	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15

Assets
Cash and balances with central banks	34,260	48,770	45,125	(30)	(24)
Due from banks	50,572	49,059	40,611	3	25
Receivables from securities financing transactions	98,755	101,796	90,479	(3)	9
of which: cash collateral on securities borrowed	37,928	33,363	27,925	14	36
of which: reverse repurchase agreements	60,827	68,433	62,553	(11)	(3)
Due from customers	104,399	93,749	97,401	11	7
Mortgage loans	4,399	4,563	4,679	(4)	(6)
Trading portfolio assets	75,142	76,436	94,210	(2)	(20)
Positive replacement values	23,975	20,136	20,987	19	14
Financial investments	41,364	34,242	27,528	21	50
Accrued income and prepaid expenses	1,914	1,730	1,708	11	12
Investments in subsidiaries and other participations	46,187	43,399	43,791	6	5
Property, equipment and software	6,721	6,579	6,503	2	3
Goodwill and other intangible assets	24	30	36	(20)	(33)
Other assets	3,559	3,808	3,986	(7)	(11)
Total assets	491,269	484,296	477,045	1	3
of which: subordinated assets	7,160	6,555	5,752	9	24
of which: subject to mandatory conversion and / or debt waiver	4,521	4,500	4,020	0	12

Liabilities
Due to banks	36,164	39,092	36,669	(7)	(1)
Payables from securities financing transactions	64,883	59,322	55,457	9	17
of which: cash collateral on securities lent	33,811	28,961	34,094	17	(1)
of which: repurchase agreements	31,072	30,361	21,363	2	45
Due to customers	148,463	145,607	144,842	2	2
Trading portfolio liabilities	21,253	23,405	21,179	(9)	0
Negative replacement values	26,798	25,463	24,669	5	9
Financial liabilities designated at fair value	55,601	52,754	58,104	5	(4)
Bonds issued and loans from central mortgage institutions	76,333	75,655	72,750	1	5
Accrued expenses and deferred income	3,445	3,414	4,356	1	(21)
Other liabilities	7,037	6,266	5,505	12	28
Provisions	1,523	1,608	1,786	(5)	(15)
Total liabilities	441,501	432,585	425,316	2	4

Equity
Share capital	386	386	386	0	0
General reserve	38,149	33,669	33,669	13	13
of which: statutory capital reserve	38,149	38,149	38,149	0	0
of which: capital contribution reserve	38,149	38,149	38,149	0	0
of which: statutory earnings reserve¹	0	(4,480)	(4,480)	(100)	(100)
Voluntary earnings reserve¹	9,760	5,689	5,689	72	72
Retained earnings / (loss) carried forward¹	0	11,984	0	(100)
Net profit / (loss) for the period	1,473	(18)	11,984		(88)
Total equity	49,768	51,711	51,728	(4)	(4)
Total liabilities and equity	491,269	484,296	477,045	1	3
of which: subordinated liabilities	15,275	16,840	16,139	(9)	(5)
of which: subject to mandatory conversion and / or debt waiver	12,849	12,689	11,858	1	8

1 During the second quarter of 2016, the 2015 net profit of CHF 11,984 million was appropriated to the statutory earnings reserve (CHF 4,480 million) and to the voluntary earnings reserve (CHF 4,070 million) and a payment of a cash dividend of CHF 3,434 million was made out of retained earnings to UBS Group AG, as approved at the Annual General Meeting of shareholders held on 4 May 2016.

Legal entity financial and regulatory information

Basis of accounting

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 to the consolidated financial statements of UBS AG in the Annual Report 2015. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements of UBS AG in the Annual Report 2015. Further information on the accounting policies applied for the standalone financial statements of UBS AG is provided in Note 2 to the UBS AG standalone financial statements in the Annual Report 2015.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2015. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS AG included in the Annual Report 2015.

Recent developments

In the second quarter of 2016, UBS AG transferred several subsidiaries into UBS Asset Management AG, a direct subsidiary of UBS AG, through a contribution in kind. These transfers were made at a value of CHF 1.5 billion and resulted in a gain of CHF 1.1 billion that was recognized in the income statement of UBS AG, largely as extraordinary income, and which increased the value of UBS AG's investment in UBS Asset Management AG.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG.

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of our Annual Report 2015 for more information

The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 30 June 2016, the joint liability amounted to approximately CHF 1 billion.

Regulatory key figures
	Requirement	Actual
CHF million, except where indicated	30.6.16	30.6.16	31.3.16	31.12.15
Capital ratios - Swiss SRB (phase-in)
Common equity tier 1 capital	24,076	34,128	33,678	32,656
Tier 2 capital		0	0	0
Total capital	33,707	34,128	33,678	32,656
Risk-weighted assets		240,762	235,271	227,170
Common equity tier 1 capital ratio (%)	10.0	14.2	14.3	14.4
Total capital ratio (%)	14.0	14.2	14.3	14.4
Leverage ratio - Swiss SRB (phase-in)
Total capital		34,128	33,678	32,656
Leverage ratio denominator		625,789	636,514	633,985
Leverage ratio (%)	3.4	5.5	5.3	5.2
Leverage ratio - BIS (phase-in)
Tier 1 capital		34,128	33,678	32,656
Leverage ratio denominator		625,789	636,514	633,985
Leverage ratio (%)		5.5	5.3	5.2
Liquidity coverage ratio¹
High-quality liquid assets (CHF billion)		103	116	108
Net cash outflows (CHF billion)		79	88	93
Liquidity coverage ratio (%)		131	132	116
1 Figures represent a 3-month average.

Information concerning the capital requirements applicable to UBS AG (standalone) under Swiss SRB regulations, as revised by the FINMA decree dated 20 December 2013, will be provided in the document “UBS AG second quarter 2016 report,” which will be available from 4 August 2016 under “Quarterly reporting” at www.ubs.com/investors.

The same document will contain supplemental Swiss SRB capital information and information on the leverage ratio and the liquidity coverage ratio.

Legal entity financial and regulatory information

UBS Switzerland AG (standalone) interim financial statements

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15¹
Interest and discount income	972	962	1,096	1	(11)	1,934	1,096
Interest and dividend income from trading portfolio	(1)	1	0			0	0
Interest and dividend income from financial investments	25	20	15	25	67	44	15
Interest expense	(125)	(116)	(285)	8	(56)	(242)	(285)
Gross interest income	871	866	826	1	5	1,737	826
Credit loss (expense) / recovery	5	6	(2)	(17)		11	(2)
Net interest income	876	872	825	0	6	1,748	825
Fee and commission income from securities and investment business	819	838	910	(2)	(10)	1,657	910
Credit-related fees and commissions	38	35	39	9	(3)	73	39
Other fee and commission income	182	171	173	6	5	353	173
Fee and commission expense	(88)	(87)	(94)	1	(6)	(176)	(94)
Net fee and commission income	951	956	1,028	(1)	(7)	1,907	1,028
Net trading income	175	155	246	13	(29)	330	246
Net income from disposal of financial investments	136	18	2	656		154	2
Dividend income from investments in subsidiaries and other participations	28	0	30		(7)	28	30
Income from real estate holdings	0	0	0			0	0
Sundry ordinary income	37	57	58	(35)	(36)	94	58
Sundry ordinary expenses	(4)	(5)	(19)	(20)	(79)	(9)	(19)
Other income from ordinary activities	198	69	72	187	175	267	72
Total operating income	2,199	2,053	2,171	7	1	4,252	2,171
Personnel expenses	528	539	548	(2)	(4)	1,067	548
General and administrative expenses	845	861	785	(2)	8	1,706	785
Subtotal operating expenses	1,372	1,401	1,333	(2)	3	2,773	1,333
Depreciation and impairment of property, equipment and software	3	3	4	0	(25)	6	4
Amortization and impairment of goodwill and other intangible assets	263	263	263	0	0	525	263
Changes in provisions and other allowances and losses	(1)	2	6			1	6
Total operating expenses	1,637	1,668	1,605	(2)	2	3,305	1,605
Operating profit	562	385	566	46	(1)	947	566
Extraordinary income	0	0	0			0	0
Extraordinary expenses	0	0	0			0	0
Tax expense / (benefit)	122	90	54	36	126	213	54
Net profit / (loss) for the period	440	295	512	49	(14)	735	512

1 Primarily represents income and expenses for the second quarter of 2015. During the first quarter of 2015, UBS Switzerland AG had no operations and recorded therefore virtually no profit or loss during that period.

Balance sheet
				% change from
CHF million	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15

Assets
Cash and balances with central banks	46,418	47,385	38,701	(2)	20
Due from banks	4,377	4,976	3,477	(12)	26
Receivables from securities financing transactions	31,251	25,396	23,672	23	32
of which: cash collateral on securities borrowed	5,656	4,645	7,414	22	(24)
of which: reverse repurchase agreements	25,595	20,752	16,258	23	57
Due from customers	37,931	38,779	38,373	(2)	(1)
Mortgage loans	147,252	147,621	148,492	0	(1)
Trading portfolio assets	1,871	1,719	1,736	9	8
Positive replacement values	3,158	2,632	2,274	20	39
Financial investments	22,707	22,957	22,878	(1)	(1)
Accrued income and prepaid expenses	266	225	237	18	12
Investments in subsidiaries and other participations	54	42	42	29	29
Property, equipment and software	21	18	15	17	40
Goodwill and other intangible assets	3,938	4,200	4,463	(6)	(12)
Other assets	868	812	817	7	6
Total assets	300,111	296,764	285,176	1	5
of which: subordinated assets	1	0	0
of which: subject to mandatory conversion and / or debt waiver	0	0	0

Liabilities
Due to banks	17,772	19,178	19,280	(7)	(8)
Payables from securities financing transactions	12,116	11,664	8,997	4	35
of which: cash collateral on securities lent	2,900	2,485	2,493	17	16
of which: repurchase agreements	9,216	9,179	6,505	0	42
Due to customers	242,396	238,974	231,294	1	5
Trading portfolio liabilities	243	255	128	(5)	90
Negative replacement values	1,629	1,532	1,092	6	49
Bonds issued and loans from central mortgage institutions	8,144	8,229	8,274	(1)	(2)
Accrued expenses and deferred income	863	662	822	30	5
Other liabilities	1,885	1,654	963	14	96
Provisions	178	171	179	4	(1)
Total liabilities	285,227	282,319	271,027	1	5

Equity
Share capital	10	10	10	0	0
General reserve	13,072	13,072	13,072	0	0
of which: statutory capital reserve	13,072	13,072	13,072	0	0
of which: capital contribution reserve	13,072	13,072	13,072	0	0
Voluntary earnings reserve¹	1,068	0	0
Retained earnings / (loss) carried forward¹	0	1,068	0	(100)
Net profit / (loss) for the period	735	295	1,068	149	(31)
Total equity	14,884	14,444	14,149	3	5
Total liabilities and equity	300,111	296,764	285,176	1	5
of which: subordinated liabilities	4,521	4,540	4,020	0	12
of which: subject to mandatory conversion and / or debt waiver	4,521	4,540	4,020	0	12
1 During the second quarter of 2016, the 2015 net profit of CHF 1,068 million was appropriated to the voluntary earnings reserve.

Legal entity financial and regulatory information

Balance sheet (continued)
				% change from
CHF million	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15

Off-balance sheet items
Contingent liabilities, gross	9,057	8,546	8,784	6	3
Sub-participations	(1,010)	(891)	(854)	13	18
Contingent liabilities, net	8,048	7,655	7,930	5	1
of which: guarantees to third parties related to subsidiaries	8	9	9	(11)	(11)
of which: credit guarantees and similar instruments	3,252	3,058	3,313	6	(2)
of which: performance guarantees and similar instruments	2,260	2,303	2,318	(2)	(3)
of which: documentary credits	2,528	2,285	2,291	11	10
Irrevocable commitments, gross	9,303	7,790	7,982	19	17
Sub-participations	(2)	(2)	0	0
Irrevocable commitments, net	9,300	7,788	7,982	19	17
of which: loan commitments	8,435	6,923	7,117	22	19
of which: payment commitment related to deposit insurance	865	865	865	0	0
Forward starting transactions¹	112	121	0	(7)
of which: reverse repurchase agreements	112	121	0	(7)
of which: repurchase agreements	0	0	0
Liabilities for calls on shares and other equity instruments	43	37	37	16	16
1 Cash to be paid in the future by either UBS or the counterparty.

Basis of accounting

The UBS Switzerland AG standalone financial statements are prepared in accordance with the interim reporting requirements of Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG in the Annual Report 2015. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements of UBS Group AG in the Annual Report 2015. Further information on the accounting policies applied for the standalone financial statements of UBS Switzerland AG is provided in Note 2 to the UBS Switzerland AG standalone financial statements in the Annual Report 2015.

In preparing the interim financial statements for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2015. The interim financial statements are unaudited and should be read in conjunction with the audited financial statements included in the Annual Report 2015.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, which were transferred to UBS Switzerland AG. Under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. Under certain circumstances, the Swiss Banking Act and the bank insolvency ordinance of the Swiss Financial Market Supervisory Authority (FINMA) authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of our Annual Report 2015 for more information

The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 30 June 2016, the joint liability of UBS Switzerland AG amounted to approximately CHF 109 billion.

Regulatory key figures
	Requirement¹	Actual
CHF million, except where indicated	30.6.16	30.6.16	31.3.16	31.12.15
Capital ratios - Swiss SRB (phase-in)
Common equity tier 1 capital		10,489	10,495	10,468
Additional tier 1 capital		2,000	2,000	1,500
Tier 2 capital		2,500	2,500	2,500
Total capital	13,577	14,989	14,995	14,468
Risk-weighted assets		93,094	93,018	95,765
Common equity tier 1 capital ratio (%)	8.6	11.3	11.3	10.9
Total capital ratio (%)	14.6	16.1	16.1	15.1
Leverage ratio - Swiss SRB (phase-in)
Total capital		14,989	14,995	14,468
Leverage ratio denominator		313,285	309,001	296,865
Leverage ratio (%)	3.4	4.8	4.9	4.9
Leverage ratio - BIS (phase-in)
Tier 1 capital		12,489	12,495	11,968
Leverage ratio denominator		313,285	309,001	296,865
Leverage ratio (%)		4.0	4.0	4.0
Liquidity coverage ratio²
High-quality liquid assets (CHF billion)		81	77	75
Net cash outflows (CHF billion)		72	69	65
Liquidity coverage ratio (%)		113	113	115

1 The CET1 capital ratio requirement of 8.6%, the total capital ratio requirement of 14.6% and the total leverage ratio requirement of 3.4% are the current phase-in requirements according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a) a total capital ratio requirement for UBS Switzerland AG which is the sum of 14.4% and the current effect of the countercyclical buffer requirement of 0.4%, of which 10.0% plus the effect of the countercyclical buffer requirement must be satisfied with CET1 capital, and b) a total leverage ratio requirement of 3.5%. These requirements will be effective until they are exceeded by the Swiss SRB phase-in requirements.    2 Figures represent a 3-month average.

Additional information concerning the capital requirements applicable to UBS Switzerland AG (standalone) will be provided in the document “UBS Switzerland AG (standalone) regulatory information,” which will be available from 4 August 2016 under “Disclosure for subsidiaries and branches” at www.ubs.com/investors.

The same document will contain supplemental Swiss SRB capital information, as well as information on the leverage ratio and the liquidity coverage ratio.

Legal entity financial and regulatory information

UBS Limited (standalone)

Income statement
	For the quarter ended			% change from		Year-to-date
GBP million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Interest income	116	84	73	38	59	200	126
Interest expense	(124)	(81)	(85)	53	46	(205)	(141)
Net interest income	(7)	2	(12)		(42)	(5)	(15)
Credit loss (expense) / recovery	0	(2)	1		(100)	(2)	2
Net fee and commission income	221	191	208	16	6	412	439
Net trading income	32	0	6		433	32	(8)
Other income	(29)	(20)	(29)	45	0	(50)	(65)
Total operating income	217	170	174	28	25	387	353
Total operating expenses	147	137	136	7	8	284	285
Operating profit before tax	70	33	38	112	84	103	68
Tax expense / (benefit)	13	6	11	117	18	18	21
Net profit	58	27	27	115	115	85	47

Statement of comprehensive income
	For the quarter ended			Year-to-date
GBP million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Net profit	58	27	27	85	47

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale	(2)	2	(7)	0	(1)
Total other comprehensive income that may be reclassified to the income statement	(2)	2	(7)	0	(1)
Total comprehensive income	56	29	20	85	46

Balance sheet
				% change from
GBP million	30.6.16	31.3.16	31.12.15	30.6.16	31.12.15

Assets
Cash and balances with central banks	12	10	5	20	140
Due from banks	1,512	1,012	841	49	80
Loans and advances to customers	1,083	752	791	44	37
Cash collateral on securities borrowed	5,118	4,777	3,711	7	38
Reverse repurchase agreements	3,007	3,777	2,973	(20)	1
Trading portfolio assets	5,486	5,172	3,770	6	46
Positive replacement values	23,367	20,237	17,668	15	32
Cash collateral receivables on derivative instruments	6,907	5,258	6,027	31	15
Financial assets designated at fair value	3,993	3,190	666	25	499
Financial assets available for sale	121	699	3,163	(83)	(96)
Deferred tax assets	173	172	172	0	0
Other assets	459	366	319	25	44
Total assets	51,237	45,422	40,106	13	28

Liabilities
Due to banks	5,110	3,362	2,309	52	121
Due to customers	406	484	230	(16)	77
Cash collateral on securities lent	1,131	853	668	33	69
Repurchase agreements	4,281	4,537	4,021	(6)	6
Trading portfolio liabilities	5,057	5,743	4,787	(12)	6
Negative replacement values	24,590	20,981	18,040	17	36
Cash collateral payables on derivative instruments	6,149	5,034	5,966	22	3
Financial liabilities designated at fair value	858	807	728	6	18
Other liabilities	517	535	316	(3)	64
Total liabilities	48,099	42,337	37,064	14	30

Equity
Share capital	227	227	227	0	0
Share premium	2,184	2,184	2,184	0	0
Retained earnings	491	436	396	13	24
Cumulative net income recognized directly in equity, net of tax	1	4	1	(75)	0
Other equity instruments	235	235	235	0	0
Total equity	3,137	3,086	3,042	2	3
Total liabilities and equity	51,237	45,422	40,106	13	28

Legal entity financial and regulatory information

Basis of accounting

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. UBS Group AG is the ultimate parent of UBS Limited, which is 100% owned by UBS AG. This interim financial information does not comply with IAS 34, Interim Financial Reporting, as it includes only the income statement, the statement of comprehensive income and the balance sheet of UBS Limited.

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Annual Report and Financial Statements of UBS Limited for the year ended 31 December 2015, which is available under “Disclosure for subsidiaries and branches” at www.ubs.com/investors.  This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

Capital information¹˒²˒³
GBP million, except where indicated	30.6.16	31.3.16	31.12.15

Capital
Common equity tier 1 capital before adjustment	2,801	2,804	2,807
Regulatory adjustments	(263)	(245)	(239)
Common equity tier 1 capital	2,538	2,559	2,568
Additional tier 1 capital	235	235	235
Total tier 1 capital	2,773	2,794	2,803
Tier 2 capital	660	621	587
Total capital	3,433	3,415	3,390

Risk-weighted assets and leverage ratio denominator
Risk-weighted assets	12,772	12,404	12,317
Leverage ratio denominator	42,744	40,472	37,807

Capital and leverage ratios
Common equity tier 1 capital ratio (%)	19.9	20.6	20.9
Tier 1 capital ratio (%)	21.7	22.5	22.8
Total capital ratio (%)	26.9	27.5	27.5
Leverage ratio (%)	6.5	6.9	7.4

1 Capital information for UBS Limited has been prepared in accordance with Regulation (EU) No 575 / 2013 (as amended by Regulation (EU) 2015 / 62 in respect of the leverage ratio).    2 There is no local disclosure requirement for the liquidity coverage ratio as of 30 June 2016.    3 Capital information presented for 31 December 2015 is based on UBS Limited's Pillar 3 – Supplementary Disclosures as of 31 December 2015.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AGM               annual general meeting of shareholders

AIV                  alternative investment vehicle

AMA               advanced measurement approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational pension plan

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factors

CCP                 central counterparty

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-
backed security

CVA                credit valuation
adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EC                   European Commission

ECB                 European Central Bank

EIR                   effective interest rate

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

Group ALM    Group Asset and Liability Management

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

L

LAC                 loss-absorbing capital

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MTN                medium-term note

Appendix

Abbreviations frequently used in our financial reports (continued)

N

NAV                net asset value

NRV                 negative replacement value

NPA                 non-prosecution agreement

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RWA               risk-weighted assets

S

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SNB                 Swiss National Bank

SRB                 systemically relevant bank

SRM                Single Resolution
Mechanism

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

TRS                  total return swap

U

USD                 US dollar

V

VaR                 value-at-risk

Information sources

Reporting publications

Annual publications: Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; a description of risk, treasury, capital management, corporate governance, responsibility and senior management compensation, including compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Financial report (SAP no. 80834) and results materials: The quarterly financial report, published for the first, second and third quarter, and the fourth-quarter earnings release and financial supplement provide an update on our strategy and performance for the respective quarter. They are mainly available in English.

How to order reports: The annual and quarterly publications are available in PDF on the internet at www.ubs.com/investors  in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors  provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, information for shareholders, including UBS share price charts and data and dividend information, and for bondholders, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/newsalerts  website, it is possible to subscribe to receive news alerts about UBS via SMS or email. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov,  or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC on +1‑800-SEC-0330 for further information on the operation of its public reference room. Refer to www.ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC) requirements, or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures, and the effect this would have on UBS’s business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve a limited reduction of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, completing the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks and the extent to which such changes have the intended effects; (vii) the uncertainty arising from the UK referendum vote to withdraw from the EU and the potential need to make changes in UBS's legal structure and operations as a result of a UK exit from the EU; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA of its broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2015. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  July 29, 2016